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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

Exhibit 99.1

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

Subject to Completion, dated June 27, 2005

INFORMATION STATEMENT

[Logo]

DISCOVERY HOLDING COMPANY
12300 Liberty Boulevard
Englewood, Colorado 80112

        We are currently a subsidiary of Liberty Media Corporation, which we refer to as "LMC." Our assets and businesses consist of 100% of Ascent Media Group, Inc. and LMC's 50% ownership interest in Discovery Communications, Inc. LMC has determined to spin off our company by distributing to LMC's shareholders, as a dividend, all of our common stock.

        For each share of LMC Series A common stock or LMC Series B common stock held by you as of 5:00 p.m., New York City time, on [                 ], 2005, the record date for the distribution, you will receive 0.10 of a share of the same series of our common stock. If as a result of the foregoing ratio you would be entitled to a fraction of a share of our common stock, you will receive cash in lieu of a fractional share interest. We expect the shares of our common stock to be distributed by LMC to you on or about [                 ], 2005, which we refer to as the distribution date.

        No vote of LMC's shareholders is required in connection with the spin off. No action is required of you to receive your shares of our common stock.

        There is no current trading market for our common stock. We have applied to list our Series A common stock and Series B common stock on the Nasdaq National Market under the symbols "DISCA" and "DISCB," respectively, following the distribution date.

        In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is [                ], 2005.

TABLE OF CONTENTS

SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS
THE SPIN OFF
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF OUR BUSINESS
MANAGEMENT
CERTAIN INTER-COMPANY AGREEMENTS
DESCRIPTION OF OUR CAPITAL STOCK
INDEMNIFICATION OF DIRECTORS AND OFFICERS
INDEPENDENT AUDITORS
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL STATEMENTS

i

SUMMARY

Our Company

        We are currently a subsidiary of LMC, and our assets and businesses consist of 100% of Ascent Media Group, Inc., which we consolidate, and LMC's 50% interest in Discovery Communications, Inc. which we account for using the equity method of accounting. Prior to the spin off, LMC will transfer $50 million in cash to a subsidiary of our company. Following the spin off, we will be an independent publicly traded company, and LMC will not retain any ownership interest in us. In connection with the spin off, we and LMC are entering into certain agreements pursuant to which we will obtain certain management and other services, and we and LMC will indemnify each other against certain liabilities that may arise from our respective businesses. See "Certain Inter-Company Agreements."

        Ascent Media Group, Inc., which we refer to as Ascent Media, is a wholly owned subsidiary of ours. As part of its internal restructuring to effect the spin off, LMC intends to convert Ascent Media to a Delaware limited liability company. Ascent Media provides creative, media management and network services to the media and entertainment industries. Its clients include major motion picture studios, independent producers, broadcast networks, cable programming networks, advertising agencies and other companies that produce, own and/or distribute entertainment, news, sports, corporate, educational, industrial and advertising content.

        Discovery Communications, Inc., which we refer to as Discovery, is a global media and entertainment company whose operations are organized into three business units: Discovery networks U.S., Discovery international networks and Discovery commerce, education and other. Through one of our subsidiaries, we own 50% of Discovery. Discovery has grown from its core property, Discovery Channel, to current global operations in over 160 countries with over 1 billion total cumulative subscription units. As used in this document, the term "subscription units" means, for each separate network or other programming service that we offer, the number of television households that are able to receive that network or programming service from their cable, satellite or other television provider, and the term "cumulative subscription units" refers to the sum of such figures for multiple networks and/or programming services, including: (1) multiple networks received in the same household, (2) subscription units for joint venture networks, (3) subscription units for branded programming blocks, which are generally provided without charge, and (4) households that receive Discovery programming networks from pay-television providers without charge pursuant to various pricing plans that include free periods and/or free carriage. Discovery produces original programming and acquires content from numerous producers worldwide that is tailored to the specific needs of viewers around the globe. Discovery has 21 network entertainment brands, including Discovery Channel, TLC, Animal Planet, Travel Channel, Discovery Health Channel, Discovery Kids and a family of digital channels. Discovery's networks are carried by the largest cable television and satellite distributors in the United States and abroad. Discovery also distributes BBC America to cable and satellite operators in the United States.

        When we refer to "our businesses" in this information statement, we are referring to the businesses of Ascent Media and Discovery and their subsidiaries and equity affiliates.

        Our principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112. Our main telephone number is (720) 875-4000.

The Spin Off

        The following is a brief summary of the terms of the spin off. Please see "The Spin Off" for a more detailed description of the matters described below.

Q:
What is the spin off?

A:
In the spin off, LMC will distribute to its shareholders all of the shares of our common stock that it owns. Following the spin off, we will be a separate company from LMC, and LMC will not have any ownership interest in us. The number of shares of LMC common stock you own will not change as a result of the spin off.

Q:
What is being distributed in the spin off?

A:
Approximately 268 million shares of our Series A common stock and 12 million shares of our Series B common stock will be distributed in the spin off, based upon the number of shares of LMC Series A common stock and LMC Series B common stock outstanding on April 29, 2005. The shares of our common stock to be distributed by LMC will constitute all of the issued and outstanding shares of our common stock immediately after the distribution.

Q:
What is the record date for the spin off?

A:
The record date is [                ], 2005, and record ownership will be determined as of 5:00 p.m., New York City time, on that date. When we refer to the "record date," we are referring to the foregoing time and date.

Q:
What will I receive in the spin off?

A:
Holders of LMC Series A common stock will receive a dividend of 0.10 of a share of our Series A common stock for each share of LMC Series A common stock held by them on the record date, and holders of LMC Series B common stock will receive a dividend of 0.10 of a share of our Series B common stock for every share of LMC Series B common stock held by them on the record date. At the time of the spin off, each share of our Series A common stock and our Series B common stock will have attached to it one preferred share purchase right of the corresponding series, as more fully described in this information statement. See "Description of Our Capital Stock—Shareholder Rights Plan."

Q:
What is the reason for the spin off?

A:
The potential benefits considered by LMC's board of directors in making the determination to consummate the spin off included the following:

•
enhancing the ability of LMC to issue equity and equity-linked securities, by reducing the perceived discount from net asset value reflected in the trading prices of LMC's common stock; and

•
enabling investors to invest more directly in our interest in Discovery, thereby facilitating our ability to raise capital and pursue acquisitions using our securities as consideration.

See "The Spin Off—Reasons for the Spin Off.

Q:
What do I have to do to participate in the spin off?

A:
Nothing. Shareholders of LMC on the record date for the spin off are not required to pay any cash or deliver any other consideration, including any shares of LMC common stock, for the shares of our common stock distributable to them in the spin off.

Q:
How will LMC distribute shares of Discovery Holding common stock to me?

A:
Holders of shares of either series of LMC common stock on the record date will receive shares of the same series of our common stock in the same form, certificated or book entry, as the form in which the recipient shareholder held its shares of LMC common stock on the record date.

Q:
If I sell, on or before the distribution date, shares of LMC common stock that I held on the record date, am I still entitled to receive shares of Discovery Holding common stock distributable with respect to the shares of LMC common stock I sold?

A:
No. No ex-dividend market will be established in LMC common stock until the first trading day following the distribution date. Therefore, if you own shares of either series of LMC common stock on the record date and thereafter sell those shares on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin off with respect to the shares of LMC common stock you sell.

Q:
How will fractional shares be treated in the spin off?

A:
If you would be entitled to receive a fractional share of our common stock in the spin off, you will instead receive a cash payment. See "The Spin Off—Treatment of Fractional Shares" for an explanation of how the cash payments will be determined.

Q:
What is the distribution date for the spin off?

A:
Shares of our common stock will be distributed by the distribution agent, on behalf of LMC, on or about [                 ], 2005.

Q:
What are the federal income tax consequences to me of the spin off?

A:
LMC has obtained a private letter ruling from the IRS to the effect that the spin off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code and that, accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of LMC common stock upon the receipt of shares of our common stock pursuant to the spin off. In addition, the spin off is conditioned upon the receipt by LMC of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, to similar effect. A holder of LMC common stock will generally recognize gain or loss with respect to cash received in lieu of a fractional share of our common stock.

Please see "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off" and "Risk Factors—Factors Relating to the Spin Off—The spin off could result in significant tax liability" for more information regarding the private letter ruling and the tax opinion and the potential tax consequences to you of the spin off.

Q:
Does Discovery Holding intend to pay cash dividends?

A:
No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses. As a result, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors, from time to time, in accordance with applicable law.

Q:
Where will Discovery Holding common stock trade?

A:
Currently, there is no public market for our common stock. We have applied to list our Series A common stock and Series B common stock on the Nasdaq National Market under the symbols "DISCA" and "DISCB," respectively.

We anticipate that trading will commence on a when-issued basis shortly before the record date. When-issued trading in the context of a spin off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun off entity have not yet been distributed. When-issued trades generally settle within three days after the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:
Do I have appraisal rights?

A:
No. Holders of LMC common stock are not entitled to appraisal rights in connection with the spin off.

Q:
Who is the transfer agent for your common stock?

A:
EquiServe Trust Company, N.A.

Q:
Who is the distribution agent for the spin off?

A:
EquiServe Trust Company, N.A.

Summary Selected Financial Data

        The following tables present selected historical information relating to our combined financial condition and results of operations for the three months ended March 31, 2005 and 2004 and for the three years ended December 31, 2004. The quarterly information is derived from our unaudited condensed combined financial statements, and the annual information is derived from our audited combined financial statements for the corresponding periods. The data should be read in conjunction with our combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

		December 31,
	March 31, 2005
		2004	2003	2002
		amounts in thousands
Summary Balance Sheet Data:
Investment in Discovery	$2,966,139	2,945,782	2,863,003	2,816,513
Property and equipment, net	$261,603	258,741	257,536	300,496
Intangible assets, net	$2,140,551	2,140,355	2,136,667	2,112,544
Total assets	$5,577,710	5,564,828	5,396,627	5,373,150
Debt, including current portion	$—	—	—	401,984
Subordinated notes payable to LMC	$—	—	—	205,299
Parent's investment	$4,360,610	4,347,279	4,260,269	3,617,417
	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002
		amounts in thousands, except per share amounts
Summary Statement of Operations Data:
Revenue	$174,290	145,943	631,215	506,103	539,333
Operating income (loss)	$2,877	5,914	16,935	(2,404)	(61,452)
Share of earnings (losses) of Discovery	$22,814	10,449	84,011	37,271	(32,046)
Net earnings (loss)	$16,825	11,920	66,108	(52,394)	(129,275)
Unaudited pro forma basic and diluted net earnings (loss) per common share(1)	$0.06	0.04	0.24	(0.19)	(0.46)

(1)
Unaudited pro forma basic and diluted net earnings (loss) per common share is based on 280,001,000 common shares for the three months ended March 31, 2005 and 2004 and 279,996,000 common shares for the years ended December 31, 2004, 2003 and 2002, which is the number of shares that would have been issued on March 31, 2005 and December 31, 2004, respectively, if the spin off had been completed on such dates.

RISK FACTORS

        An investment in our common stock involves risk. You should carefully consider the risks described below, together with all of the other information included in this information statement in evaluating our company and our common stock. Any of the following risks, if realized, could have a material adverse effect on the value of our common stock.

Factors Relating to our Business

        We are a holding company, and we could be unable in the future to obtain cash in amounts sufficient to service our financial obligations or meet our other commitments.    Our ability to meet our financial obligations and other contractual commitments depends upon our ability to access cash. We are a holding company, and our sources of cash include our available cash balances, net cash from the operating activities of our subsidiaries, any dividends and interest we may receive from our investments, availability under any credit facilities that we may obtain in the future and proceeds from any asset sales we may undertake in the future. We currently have no plans with respect to any credit facilities or asset sales. The ability of our operating subsidiaries to pay dividends or to make other payments or advances to us depends on their individual operating results and any statutory, regulatory or contractual restrictions to which they may be or may become subject.

        We do not have access to the cash that Discovery generates from its operating activities. Discovery generated approximately $125 million, $154 million and $139 million of cash from its operations during the years ended December 31, 2004, 2003 and 2002, respectively. Discovery uses the cash it generates from its operations to fund its investing activities and to service its debt and other financing obligations. We do not have access to the cash that Discovery generates unless Discovery declares a dividend on its capital stock payable in cash, redeems any or all of its outstanding shares of capital stock for cash or otherwise distributes or makes payments to its stockholders, including us. Historically, Discovery has not paid any dividends on its capital stock or, with limited exceptions, otherwise distributed cash to its stockholders and instead has used all of its available cash in the expansion of its business and to service its debt obligations. Covenants in Discovery's existing debt instruments also restrict the payment of dividends and cash distributions to stockholders. We expect that Discovery will continue to apply its available cash to the expansion of its business. We do not have sufficient voting control to cause Discovery to pay dividends or make other payments or advances to its stockholders, or otherwise provide us access to Discovery's cash.

        We have no operating history as a separate company upon which you can evaluate our performance.    Although our subsidiary Ascent Media was a separate public company prior to June 2003 (when LMC acquired the outstanding shares of Ascent Media that it did not already own), we do not have an operating history as a separate public company. Accordingly, there can be no assurance that our business strategy will be successful on a long-term basis. We may not be able to grow our businesses as planned and may not be profitable.

        Our historical financial information may not be representative of our results as a separate company.    The historical financial information included in this information statement may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity pursuing independent strategies during the periods presented.

        We do not have the right to manage Discovery, which means we cannot cause Discovery to operate in a manner that is favorable to us.    Discovery is managed by its stockholders rather than a board of directors. Generally, all actions to be taken by Discovery require the approval of the holders of a majority of Discovery's shares; however, pursuant to a Stockholders' Agreement described below, the taking of certain actions (including, among other things, a merger of Discovery, or the issuance of additional shares of Discovery capital stock or approval of annual business plans) require the approval of the holders of at least 80% of Discovery's shares. Because we do not own a majority of the outstanding equity interests of Discovery, we do not have the right to manage the businesses or affairs of Discovery. Although our status as a 50% stockholder of Discovery enables us to exercise influence over the management and policies of Discovery, such status does not enable us to cause any actions to be taken. A subsidiary of Cox Communications, which we refer to as Cox Communications, and Advance/Newhouse Programming Partnership, which we refer to as Advance/Newhouse, each hold a 25% interest in Discovery, which ownership interest enables each such company to prevent Discovery from taking actions requiring 80% approval.

        Actions to be taken by Discovery that require the approval of a majority of Discovery's shares may, under certain circumstances, result in a deadlock. Because we own a 50% interest in Discovery and each of Cox Communications and Advance/Newhouse own a 25% interest in Discovery, a deadlock may occur when the stockholders vote to approve an action that requires majority approval. Accordingly, unless either Cox Communications or Advance/Newhouse elects to vote with us on items that require majority action, such actions may not be taken. Pursuant to the terms of the Stockholders' Agreement, if an action that requires approval by a majority of Discovery's shares is approved by 50%, but not more than 50%, of the outstanding shares then the proposed action will be submitted to an arbitrator designated by the stockholders. Currently, the arbitrator is John Hendricks, the founder and Chairman of Discovery. Mr. Hendricks, as arbitrator, is entitled to cast the deciding vote on matters where the stockholders have deadlocked because neither side has a majority. Mr. Hendricks, however, is not obligated to take action to break such a deadlock. In addition, Mr. Hendricks may elect to approve actions we have opposed, if such a deadlock exists. In the event of a dispute among the stockholders of Discovery, the possibility of such a deadlock could have a material adverse effect on Discovery's business.

        The liquidity and value of our interest in Discovery may be adversely affected by a Stockholders' Agreement to which we are a party.    Our 50% interest in Discovery is subject to the terms of a Stockholders' Agreement among the holders of Discovery capital stock. Among other things, the Stockholders' Agreement restricts our ability to directly sell or transfer our interest in Discovery or to borrow against its value. These restrictions impair the liquidity of our interest in Discovery and may make it difficult for us to obtain full value for our interest in Discovery should such a need arise. In the event we chose to sell all or a portion of our direct interest in Discovery, we would first have to obtain an offer from an unaffiliated third party and then offer to sell such interest to Cox Communications and Advance/Newhouse on substantially the same terms as the third party had agreed to pay.

        If either Cox Communications or Advance/Newhouse decided to sell their respective interests in Discovery, then the other of such two stockholders would have a right to acquire such interests on the terms set by a third party offer obtained by the selling stockholder. If the non-selling stockholder elects not to exercise this acquisition right, then we would have the opportunity to acquire such interests on the terms set by a third party offer obtained by the selling stockholder. We anticipate that the purchase price to acquire the interests held by Cox Communications or Advance/Newhouse would be significant and could require us to obtain significant funding in order to raise sufficient funds to purchase one or both of their interests. This opportunity to purchase the Discovery interests held by Cox Communications and/or Advance/Newhouse may arise (if at all) at a time when it would be difficult for us to raise the funds necessary to purchase such interests.

        LMC has had discussions from time to time with Cox Communications and Advance/Newhouse regarding the acquisition of their interests in Discovery, including a potential exchange of their Discovery interests for shares of our common stock. The discussions, which were preliminary in nature, did not result in any agreement, arrangement or understanding regarding such a transaction. Prior to the spin off, we elected to terminate such discussions and there are no current plans to resume such discussions. We do not have the ability to require Cox Communications or Advance/Newhouse to sell their interests in Discovery to us, nor do they have the ability to require us to sell our interest to them. Accordingly, the current governance relationships affecting Discovery may continue indefinitely.

        Because we do not control the business management practices of Discovery, we rely on Discovery for the financial information that we use in accounting for our ownership interest in Discovery.    We account for our 50% ownership interest in Discovery using the equity method of accounting and, accordingly, in our financial statements we record our share of Discovery's net income or loss. Because we do not control Discovery's decision-making process or business management practices, within the meaning of U.S. accounting rules, we rely on Discovery to provide us with financial information prepared in accordance with generally accepted accounting principles, which we use in the application of the equity method. We have entered into an agreement with Discovery regarding the use by us of certain information regarding Discovery in connection with our financial reporting and disclosure requirements as a public company. See "Certain Inter-Company Agreements—Information Agreement with Discovery." However, such agreement limits the public disclosure by us of certain non-public information regarding Discovery (other than specified historical financial information), and also restricts our ability to enforce the agreement against Discovery with a lawsuit seeking monetary damages, in the absence of gross negligence, reckless conduct or willful misconduct on the part of Discovery. In addition, we cannot change the way in which Discovery reports its financial results or require Discovery to change its internal controls over financial reporting.

        We cannot be certain that we will be successful in integrating businesses we may acquire with our existing businesses.    Our businesses may grow through acquisitions in selected markets. Integration of new businesses may present significant challenges, including: realizing economies of scale in programming and network operations; eliminating duplicative overheads; and integrating networks, financial systems and operational systems. We cannot assure you that, with respect to any acquisition, we will realize anticipated benefits or successfully integrate any acquired business with our existing operations. In addition, while we intend to implement appropriate controls and procedures as we integrate acquired companies, we may not be able to certify as to the effectiveness of these companies' disclosure controls and procedures or internal control over financial reporting (as required by recent amendments to U.S. federal securities laws and regulations) until we have fully integrated them.

        Acquisitions to be made by Discovery will require our approval; however, we do not unilaterally have the power to cause Discovery to acquire any particular business or asset. The management of Discovery has responsibility for integrating the operations of any acquired businesses and establishing internal control over financial reporting and for other purposes, and we do not have the power to mandate that Discovery follow the same procedures and internal controls that we require of our subsidiaries.

        A loss of any of Ascent Media's large customers would reduce our revenue.    Although Ascent Media serviced over 4,000 customers during the year ended December 31, 2004, its ten largest customers accounted for approximately 45% percent of its consolidated revenue and Ascent Media's single largest customer accounted for approximately 7% percent of its consolidated revenue during that period. The loss of, and the failure to replace, any significant portion of the services provided to any significant customer could have a material adverse effect on the business of Ascent Media.

        Ascent Media's business depends on certain client industries.    Ascent Media derives much of its revenue from services provided to the motion picture and television production industries and from the data transmission industry. Fundamental changes in the business practices of any of these client industries could cause a material reduction in demand by Ascent Media's clients for the services offered by Ascent Media. Ascent Media's business benefits from the volume of content being created and distributed rather than the success or popularity (in itself) of an individual television show, commercial or feature film. Accordingly, a decrease in either the supply of, or demand for, original entertainment content would have a material adverse effect on Ascent Media's results of operations.

Because spending for television advertising drives the production of new television programming, as well as the production of television commercials and the sale of existing content libraries for syndication, a reduction in television advertising spending would adversely affect Ascent Media's business. Factors that could impact television advertising and the general demand for original entertainment content include the growing use of personal video recorders and video-on-demand services, continued fragmentation of and competition for the attention of television audiences, and general economic conditions.

        Changes in technology may limit the competitiveness of and demand for our services.    The post-production industry is characterized by technological change, evolving customer needs and emerging technical standards, and the data transmission industry is currently saturated with companies providing services similar to Ascent Media's. Obtaining access to any new technologies that may be developed in Ascent Media's industries will require capital expenditures, which may be significant and may have to be incurred in advance of any revenue that may be generated by such new technologies. In addition, the use of some technologies may require third party licenses, which may not be available on commercially reasonable terms. Although we believe that Ascent Media will be able to continue to offer services based on the newest technologies, we cannot assure you that Ascent Media will be able to obtain any of these technologies, that Ascent Media will be able to effectively implement these technologies on a cost-effective or timely basis or that such technologies will not render obsolete Ascent Media's role as a provider of motion picture and television production services. If Ascent Media's competitors in the data transmission industry have technology that enables them to provide services that are more reliable, faster, less expensive, reach more customers or have other advantages over the data transmission services Ascent Media provides, then the demand for Ascent Media's data transmission services may decrease.

        Technology in the video, telecommunications and data services industry is changing rapidly. Advances in technologies such as personal video recorders and video-on-demand and changes in television viewing habits facilitated by these or other technologies could have an adverse effect on Discovery's advertising revenue and viewership levels. The ability to anticipate changes in, and adapt to, changes in technology and consumer tastes on a timely basis and exploit new sources of revenue from these changes will affect the ability of Discovery to continue to grow, increase its revenue and number of subscribers and remain competitive.

        A labor dispute may disrupt our business.    The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements.

        Ascent Media employs approximately 3,800 persons, some on a project-by-project basis. Approximately 310 of Ascent Media's creative and technical personnel in the United States are subject to one of five collective bargaining agreements with the International Alliance of Theatrical Stage Employees, although the number of personnel subject to such agreements varies from time to time for specific client projects. Three of these agreements are due to be renegotiated in the near future, a fourth is finalized and in draft form waiting final execution by both parties and the remaining agreement, which covers a majority of Ascent Media's union employees, is due to expire in January 2007. Additionally, approximately 40 members of the Broadcasting Entertainment Cinematograph and Theatre Union are currently employed at various facilities of Ascent Media in the United Kingdom, although the collective bargaining agreements governing such employees have expired. An Ascent Media subsidiary is also a signatory to an agreement with the Screen Actors Guild, which governs employment terms for voice-over performers that may be hired by the company from time to time for specific client projects. Ascent Media has not had any strikes or significant work stoppages in over five years and generally believes that its relations with union and non-union employees are excellent. However, if Ascent Media is unable to renegotiate its existing and/or expired collective bargaining agreements, it is possible that the affected union could take action in the form of a strike or work stoppage. It is likely that any such action would disrupt production at the particular facilities where members of such union work; however, Ascent Media does not believe that any such disruption would have a material adverse effect on its business.

        A significant labor dispute in Ascent Media's client industries could have a material adverse effect on its business. An industry-wide strike or other job action by or affecting the Writers Guild, Screen Actors Guild or other major entertainment industry union could reduce the supply of original entertainment content, which would in turn, reduce the demand for Ascent Media's services. Ascent Media's Creative Services Group experienced volatility in its workflow from the combined effects of the Screen Actors Guild strike in 2000 and the threatened Writers Guild strike in 2001.

        Discovery airs certain entertainment programs that are dependent on specific on-air talent, and Discovery's ability to continue to produce these series is dependent on keeping that on-air talent under contract.

        Risk of loss from earthquakes or other catastrophic events could disrupt Ascent Media's business.    Some of Ascent Media's specially equipped and acoustically designed facilities are located in Southern California, a region known for seismic activity. Due to the extensive amount of specialized equipment incorporated into the specially designed recording and scoring stages, editorial suites, mixing rooms and other post-production facilities, Ascent Media's operations in this region may not be able to be temporarily relocated to mitigate the occurrence of a catastrophic event. Ascent Media carries insurance for property loss and business interruption resulting from such events, including earthquake insurance, subject to deductibles, and has facilities in other geographic locations. Although we believe Ascent Media has adequate insurance coverage relating to damage to its property and the temporary disruption of its business from casualties, and that it could provide services at other geographic locations, there can be no assurance that such insurance and other facilities would be sufficient to cover all of Ascent Media's costs or damages or Ascent Media's loss of income resulting from its inability to provide services in Southern California for an extended period of time.

        Discovery is dependent upon advertising revenue.    Discovery earns a substantial portion of its revenue from the sale of advertising time on its networks and web sites. Discovery's advertising revenue is affected by viewer demographics, viewer ratings and market conditions for advertising. The overall cable and broadcast television industry is facing several issues with regard to its advertising revenue, including (1) audience fragmentation caused by the proliferation of other television networks, video-on-demand offerings from cable and satellite companies and broadband content offering, (2) the deployment of digital video recording devices (DVRs), allowing consumers to time shift programming and skip or fast-forward through advertisements and (3) consolidation within the advertising industry, shifting more leverage to the bigger agencies and buying groups. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers' spending priorities. In addition, the public's reception toward programs or programming genres can decline. An adverse change in any of these factors could have a negative effect on Discovery's revenues in any given period. Ascent Media's business is also dependent in part on the advertising industry, as a significant portion of Ascent Media's revenue is derived from the sale of services to agencies and/or the producers of television advertising.

        Discovery's revenue is dependent upon the maintenance of affiliation agreements with cable and satellite distributors on acceptable terms.    Discovery earns a substantial portion of its revenue from per-subscriber license fees paid by cable operators, direct-to-home (DTH) satellite television operators and other channel distributors. Discovery's five core networks, Discovery Channel, TLC, Animal Planet, Travel Channel and Discovery Health, and the other networks in which Discovery has an ownership interest, maintain affiliation arrangements that enable them to reach a large percentage of cable and direct broadcast satellite households across the United States, Asia, Europe and Latin America. These

arrangements are generally long-term arrangements ranging from 3 to 10 years. These affiliation arrangements usually provide for payment to Discovery based on the numbers of subscribers that receive the Discovery networks. Discovery's core networks depend on achieving and maintaining carriage within the most widely distributed cable programming tiers to maximize their subscriber base and revenue. The loss of a significant number of affiliation arrangements on basic programming tiers could reduce the distribution of Discovery's networks, thereby adversely affecting such networks' revenue from per-subscriber fees and their ability to sell advertising or the rates they are able to charge for such advertising. Those Discovery networks that are carried on digital tiers are dependent upon the continued upgrade of cable systems to digital capability and the public's continuing acceptance of, and willingness to pay for upgrades to, digital cable, as well as Discovery's ability to negotiate favorable carriage agreements on widely accepted digital tiers.

        Our businesses are subject to risks of adverse government regulation.    Programming services, satellite carriers, television stations, Internet and data transmission companies are subject to varying degrees of regulation in the United States by the Federal Communications Commission and other entities and in foreign countries by similar entities. Such regulation and legislation are subject to the political process and have been in constant flux over the past decade. Moreover, substantially every foreign country in which our subsidiaries or business affiliates have, or may in the future make, an investment regulates, in varying degrees, the distribution, content and ownership of programming services and foreign investment in programming companies. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that our business and the business of our affiliates will not be adversely affected by future legislation, new regulation or deregulation.

        Failure to obtain renewal of FCC licenses could disrupt our business.    Ascent Media holds licenses, authorizations and registrations from the FCC required for the conduct of its network services business, including earth station and various classes of wireless licenses and an authorization to provide certain services. Most of the FCC licenses held by Ascent Media are for transmit/receive earth stations, which cannot be operated without individual licenses. The licenses for these stations are granted for a period of fifteen years and, while the FCC generally renews licenses for satellite earth stations routinely, there can be no assurance that Ascent Media's licenses will be renewed at their expiration dates. Registration with the FCC, rather than licensing, is required for receiving transmissions from domestic satellites from points within the United States. Ascent Media relies on third party licenses or authorizations when it transmits domestic satellite traffic through earth stations operated by third parties. Our failure, and the failure of third parties, to obtain renewals of such FCC licenses could disrupt the network services segment of Ascent Media and have a material adverse effect on Ascent Media. Further material changes in the law and regulatory requirements must be anticipated, and there can be no assurance that our businesses will not be adversely affected by future legislation, new regulation, deregulation or court decisions.

        Our businesses operate in an increasingly competitive market, and there is a risk that our businesses may not be able to effectively compete with other providers in the future.    The entertainment and media services and programming businesses in which we compete are highly competitive and service-oriented. Ascent Media has few long-term or exclusive service agreements with its creative services and media management services customers. Business generation in these groups is based primarily on customer satisfaction with reliability, timeliness, quality and price. The major motion picture studios, which are Ascent Media's customers, such as Paramount Pictures, Sony Pictures Entertainment, Twentieth Century Fox, Universal Pictures, The Walt Disney Company, Metro-Goldwyn-Mayer and Warner Brothers, have the capability to perform similar services in-house. These studios also have substantially greater financial resources than Ascent Media's, and in some cases significant marketing advantages. Thus, depending on the in-house capacity available to some of these studios, a studio may be not only a customer but also a competitor. There are also numerous independent providers of services similar to Ascent Media's. Thomson, a French corporation, is also a major competitor of Ascent Media, particularly under its Technicolor brand. We also actively compete with certain industry participants that have a unique operating niche or specialty business. If there were a significant decline in the number of motion pictures or the amount of original television programming produced, or if the studios or Ascent Media's other clients either established in-house post-production facilities or significantly expanded their in-house capabilities, Ascent Media's operations could be materially and adversely affected.

        Discovery is primarily an entertainment and programming company that competes with other programming networks for viewers in general, as well as for viewers in special interest groups and specific demographic categories. In order to compete for these viewers, Discovery must obtain a regular supply of high quality category-specific programming. To the extent Discovery seeks third party suppliers of such programming, it competes with other cable and broadcast television networks for programming. The expanded availability of digital cable television and the introduction of direct-to-home satellite distribution has greatly increased the amount of channel capacity available for new programming networks, resulting in the launch of a number of new programming networks by Discovery and its competitors. This increase in channel capacity has also made competitive niche programming networks viable, because such networks do not need to reach the broadest possible group of viewers in order to be moderately successful.

        Discovery's program offerings must also compete for viewers and advertisers with other entertainment media, such as home video, online activities and movies. Increasing audience fragmentation could have an adverse effect on Discovery's advertising and subscription revenue. In addition, the cable television and direct-to-home satellite industries have been undergoing a period of consolidation. As a result, the number of potential buyers of the programming services offered by Discovery is decreasing. In this more concentrated market, there can be no assurance that Discovery will be able to obtain or maintain carriage of its programming services by distributors on commercially reasonable terms or at all.

Factors Relating to the Spin Off

        We may incur material costs as a result of our separation from LMC.    We may incur costs and expenses greater than those we currently incur as a result of our separation from LMC. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration and human resources related functions. Although LMC will continue to provide many of these services for us under the services agreement, we cannot assure you that the services agreement will continue or that these costs will not be material to our business.

        Prior to the spin off, we have been operated as part of LMC and not as an independent company and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.    Prior to the spin off, our business was operated by LMC as part of its broader corporate organization, rather than as an independent company. LMC's senior management oversaw the strategic direction of our businesses and LMC performed various corporate functions for us, including, but not limited to:

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  selected human resources related functions;

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  tax administration;

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  selected legal functions (including compliance with the Sarbanes-Oxley Act of 2002), as well as external reporting;

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  treasury administration, investor relations, internal audit and insurance functions; and

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  selected information technology and telecommunications services.

        Following the spin off, neither LMC nor any of its affiliates will have any obligation to provide these functions to us other than those services that will be provided by LMC pursuant to the services agreement between us and LMC. See "Certain Inter-Company Arrangements—Services Agreement." If, once our services agreement terminates, we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost effectively, we may not be able to operate our business effectively and our profitability may decline. If LMC does not continue to perform effectively the services that are called for under the services agreement, we may not be able to operate our business effectively after the spin off.

        We will have potential conflicts of interest with LMC and Liberty Global, Inc. after the spin off.    We have overlapping directors and management with LMC and Liberty Global, Inc., which may lead to conflicting interests. At the time of the spin off, six of our executive officers will continue to serve as executive officers of LMC and one of our executive officers will continue to serve as an executive officer of Liberty Global, Inc., or LGI. LGI is an independent, publicly traded company, which was formed in connection with the business combination between UnitedGlobalCom, Inc. and Liberty Media International, Inc., or LMI. All of the shares of LMI were distributed by LMC to its shareholders in June 2004. Our board of directors will include persons who are members of the board of directors of LMC and/or LGI. We do not own any interest in LMC or LGI, and to our knowledge LGI does not own, and immediately following the spin off, LMC will not own any interest in us. The executive officers and the members of our board of directors will have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at LMC and/or LGI will have fiduciary duties to such company's stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we, LMC or LGI look at acquisitions and other corporate opportunities that may be suitable for each of us. Moreover, after the spin off, most of our directors and officers, will continue to own LMC and/or LGI stock and options to purchase LMC and/or LGI stock, which they acquired prior to the spin off. These ownership interests could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for our company and LMC or LGI. On June 1, 2005, the board of directors of LMC adopted a policy statement that, subject to certain qualifications, including the fiduciary duties of LMC's board of directors, LMC will use its commercially reasonable efforts to make available to us any corporate opportunity relating to the acquisition of all or substantially all of the assets of, or equity securities representing "control" (as defined in the policy statement) of, any entity whose primary business is the acquisition, creation and/or distribution of television programming consisting primarily of science and nature programming for distribution primarily in the "basic" service provided by cable and satellite television distributors. This policy statement of LMC's board of directors can be amended, modified or rescinded by LMC's board of directors in its sole discretion at any time, and the policy automatically terminates without any further action of the board of directors of LMC on the second anniversary of the distribution date. From time to time, LMC or LGI or their respective affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between employees of the companies involved, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as would be the case where the parties are completely at arms' length.

        Our inter-company agreements were negotiated when we were a subsidiary of LMC.    We have entered into agreements with LMC pursuant to which LMC will provide to us certain management, administrative, financial, treasury, accounting, tax, legal and other services, for which we will reimburse LMC on a cost basis. In addition, we have entered into a number of inter-company agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by LMC for certain of our businesses. The terms of these agreements were established while we were a wholly owned subsidiary of LMC, and hence were not the result of arms' length negotiations. However, we and LMC believe that such terms are commercially reasonable and fair to both parties under the circumstances. Nevertheless, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the spin off. See "Certain Inter-Company Agreements."

        We and LMC or LGI may compete for business opportunities.    LMC will retain its interests in, and LGI owns interests in, various U.S. and international programming companies that have subsidiaries or controlled affiliates that own or operate domestic or foreign programming services that may compete with the programming services offered by our businesses. We will have no rights in respect of U.S. or international programming opportunities developed by or presented to the subsidiaries or controlled affiliates of LMC or LGI, and the pursuit of these opportunities by such subsidiaries or affiliates may adversely affect the interests of our company and its shareholders. In addition, a subsidiary of LGI operates a playout facility that competes with Ascent Media's London playout facility, and it is likely that other competitive situations will arise in the future. Because we, LMC and LGI have some overlapping directors and officers, the pursuit of these opportunities may serve to intensify the conflicts of interest or appearance of conflicts of interest faced by our respective management teams. Our restated certificate of incorporation provides that no director or officer of ours who is also a director, officer or employee of LMC will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to LMC instead of us, or does not communicate information regarding such corporate opportunity to us, if such director or officer acts in a manner consistent with a specified policy. See "Description of Our Capital Stock—Corporate Opportunities."

        The spin off could result in significant tax liability.    LMC has obtained a private letter ruling from the IRS to the effect that, among other things, the spin off will qualify as a tax-free distribution for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the Code), and the transfer to us of assets and the assumption by us of liabilities in connection with the spin off will not result in the recognition of any gain or loss for U.S. federal income tax purposes to LMC. In addition, the spin off is conditioned upon the receipt by LMC of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect that, among other things, the spin off will qualify as a tax-free transaction to LMC's shareholders and to LMC for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. See "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off."

        Although the private letter ruling relating to the qualification of the spin off under Sections 355 and 368(a)(1)(D) of the Code is generally binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Also, as part of the IRS's general policy with respect to rulings on spin off transactions under Section 355 of the Code, the private letter ruling obtained by LMC is not based upon a determination by the IRS that certain conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied. Rather, such private letter ruling is based upon representations by LMC that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. As a result of this IRS policy, LMC has made it a condition to the spin off that LMC obtain the opinion of counsel described above. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by LMC and us. If any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different from the facts at the time of the spin off, the spin off may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable. See "The Spin Off—Material U.S. Federal

Income Tax Consequences of the Spin Off" for more information regarding the private letter ruling and the tax opinion.

        If the spin off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, LMC would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value. LMC's shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. It is expected that the amount of any such taxes to LMC's shareholders and LMC would be substantial. See "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off."

        A potential indemnity liability to LMC if the spin off is treated as a taxable transaction could materially adversely affect our company.    In the tax sharing agreement with LMC, we have agreed to indemnify LMC and its subsidiaries, and their respective officers and directors, for any loss, including any adjustment to taxes of LMC, resulting from (1) any action or failure to act by us or any of our subsidiaries following the completion of the spin off that would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to LMC and to you under Sections 355 and 368(a)(1)(D) of the Code, (2) any agreement, understanding, arrangement or substantial negotiations entered into by us or any of our subsidiaries prior to the day after the first anniversary of the distribution date, with respect to any transaction pursuant to which any of Cox Communications, Advance/Newhouse or certain persons related to Cox Communications or Advance/Newhouse would acquire shares of, or other interests (including options) in our capital stock or (3) any action or failure to act by us or any of our subsidiaries following the completion of the spin off that would be inconsistent with, or otherwise cause any person to be in breach of, any representation or covenant made in connection with the tax opinion delivered to LMC by Skadden, Arps, Slate, Meagher & Flom LLP or the private letter ruling obtained by LMC from the IRS, in each case relating to, among other things, the qualification of the spin off as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code. For a more detailed discussion, see "Certain Inter-Company Agreements—Agreements with LMC—Tax Sharing Agreement." Our indemnification obligations to LMC and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify LMC and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

Factors Relating to our Common Stock and the Securities Market

        We cannot be certain that an active trading market will develop or be sustained after the spin off, and following the spin off our stock price may fluctuate significantly.    We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin off. Nor can we predict the prices at which either series of our common stock may trade after the spin off. Similarly, we cannot predict the effect of the spin off on the trading prices of LMC's common stock or whether the market value of the shares of a series of our common stock and the shares of the same series of LMC's common stock held by a shareholder after the spin off will be less than, equal to or greater than the market value of the shares of that series of LMC's common stock held by such shareholder prior to the spin off.

        The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

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  actual or anticipated fluctuations in our operating results;

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  changes in earnings estimated by securities analysts or our ability to meet those estimates;

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  the operating and stock price performance of comparable companies; and

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  domestic and foreign economic conditions.

        If, following the spin off, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.    Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting; and our independent auditors will be required to issue an opinion on management's assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2006. The rules governing the standards that must be met for management to assess our internal control over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal control, investor confidence in our financial results may weaken, and our stock price may suffer. In addition, our internal controls must necessarily rely in large part upon the adequacy of Discovery's internal controls. However, Discovery, as a private company, is not subject to the requirements of the Sarbanes-Oxley Act in this regard, and we cannot control, or require Discovery to change, its internal controls.

        It may be difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders.     Certain provisions of our restated certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. These provisions include the following:

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  authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share, a Series A that entitles the holders to one vote per share and a Series C that, except as otherwise required by applicable law, entitles the holders to no voting rights;

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  authorizing the issuance of "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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  classifying our board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

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  limiting who may call special meetings of shareholders;

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  prohibiting shareholder action by written consent (subject to certain exceptions), thereby requiring shareholder action to be taken at a meeting of the shareholders;

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  establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

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  requiring shareholder approval by holders of at least 80% of our voting power or the approval by at least 75% of our board of directors with respect to certain extraordinary matters, such as a merger or consolidation of our company, a sale of all or substantially all of our assets or an amendment to our restated certificate of incorporation;

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  requiring the consent of the holders of at least 75% of the outstanding Series B common stock (voting as a separate class) to certain share distributions and other corporate actions in which the voting power of the Series B common stock would be diluted by, for example, issuing shares having multiple votes per share as a dividend to holders of Series A common stock; and

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  the existence of authorized and unissued stock which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us.

        Our board of directors has approved the adoption of a shareholder rights plan in order to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan is designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company. See "Description of Our Capital Stock—Shareholder Rights Plan."

        After the spin off, we may be controlled by one principal shareholder.    John C. Malone beneficially owns shares of LMC common stock representing approximately 29.7% of LMC's voting power. Following the consummation of the spin off, Dr. Malone will beneficially own shares of our common stock that may represent up to approximately 29.7% of our voting power, based upon his beneficial ownership of LMC common stock, as of April 29, 2005 (as reflected under "Management—Security Ownership of Management" below), and the distribution ratio. By virtue of Dr. Malone's voting power in our company as well as his positions as our Chairman of the Board and Chief Executive Officer, Dr. Malone may be deemed to control our operations. In connection with the spin off, Dr. Malone agreed, subject to certain exceptions, not to transfer any shares of our Series B common stock that he beneficially owns for a specified period of time after the spin off. See "Management—Lock-Up Agreement."

        Holders of any single series of our common stock may not have any remedies if any action by our directors or officers has an adverse effect on only that series of our common stock.    Principles of Delaware law and the provisions of our restated certificate of incorporation may protect decisions of our board of directors that have a disparate impact upon holders of any single series of our common stock. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of our shareholders, including the holders of all series of our common stock. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common shareholders regardless of class or series and does not have separate or additional duties to any group of shareholders. As a result, in some circumstances, our directors may be required to make a decision that is adverse to the holders of one series of our common stock. Under the principles of Delaware law referred to above, you may not be able to challenge these decisions if our board of directors is disinterested and adequately informed with respect to these decisions and acts in good faith and in the honest belief that it is acting in the best interests of all of our shareholders.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

        This information statement contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. In particular, information included under "The Spin Off," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of our Business" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. In addition to the risk factors described herein under the headings "Risk Factors" the following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

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  general economic and business conditions and industry trends including the timing of, and spending on, feature film and television production;

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  consumer spending levels, including the availability and amount of individual consumer debt;

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  spending on domestic and foreign television advertising and spending on domestic and foreign first run and existing content libraries;

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  the regulatory and competitive environment of the industries in which we, and the entities in which we have interests, operate;

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  continued consolidation of the broadband distribution and movie studio industries;

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  uncertainties inherent in the development and integration of new business lines, acquired operations and business strategies;

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  changes in the distribution and viewing of television programming, including the expanded deployment of personal video recorders and other technology and their impact on television advertising revenue;

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  rapid technological changes;

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  uncertainties associated with product and service development and market acceptance, including the development and provision of programming for new television and telecommunications technologies;

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  future financial performance, including availability, terms and deployment of capital;

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  fluctuations in foreign currency exchange rates and political unrest in international markets;

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  the ability of suppliers and vendors to deliver products, equipment, software and services;

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  the outcome of any pending or threatened litigation;

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  availability of qualified personnel;

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  the possibility of an industry-wide strike or other job action by or affecting a major entertainment industry union;

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  changes in, or failure or inability to comply with, government regulations, including regulations of the Federal Communications Commission, and adverse outcomes from regulatory proceedings;

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  changes in the nature of key strategic relationships with partners and joint venturers;

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  competitor responses to our products and services, and the products and services of the entities in which we have interests; and

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  threatened terrorist attacks and ongoing military action in the Middle East and other parts of the world.

        These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this information statement, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. Neither the Private Securities Litigation Reform Act of 1995 nor Section 21E of the Securities Exchange Act of 1934 provides any protection for forward-looking statements made in this information statement.

THE SPIN OFF

Background

        We are currently a wholly owned subsidiary of LMC, and our assets and businesses consist of Ascent Media, which is a wholly owned subsidiary of ours, a 50% ownership interest in Discovery and $50 million in cash. Ascent Media provides creative, media management and network services to the media and entertainment industries. Discovery is a global entertainment and media company, which produces original programming and acquires content from numerous vendors worldwide. Discovery's 65 networks of distinctive programming represent 21 entertainment brands including Discovery Channel, TLC, Animal Planet, Travel Channel, Discovery Health Channel, Discovery Kids and a family of digital channels.

        The board of directors of LMC has determined to separate its interest in Ascent Media and Discovery from its other businesses and assets by means of a spin off. To accomplish the spin off, LMC is distributing all of its equity interest in our company, consisting of shares of our Series A common stock and our Series B common stock, to LMC's shareholders on a pro rata basis. Following the spin off, LMC will cease to own any equity interest in our company, and we will be an independent, publicly traded company. No vote of LMC's shareholders is required or being sought in connection with the spin off, and LMC's shareholders have no appraisal rights in connection with the spin off.

Reasons for the Spin Off

        The board of directors of LMC considered the following potential benefits in making its determination to consummate the spin off:

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  Enhancing the ability of LMC to issue equity and equity-linked securities, by reducing LMC's holding company discount. LMC believes that LMC common stock has been trading at a significant discount to the value of LMC's businesses and other assets. Although it is not uncommon for the equity of public companies, and in particular holding companies, to trade at a discount to their net asset value, based on what each asset might be expected to bring in a private sale, LMC believes that, in the case of LMC, this "holding company discount" is excessive. LMC believes that the excess discount reflects a perception in the market that the complex ownership structures through which it holds many of its businesses and investments, the diversity and complexity of those interests and the inability of LMC to exercise control over a portion of its assets held in joint ventures or through investments in other publicly traded companies results in a lack of financial transparency. We and LMC believe that the spin off will make it easier for investors to understand and evaluate the financial performance and businesses of LMC and us, and that, following the spin off, the holding company discounts for our company and LMC will be less than the holding company discount of LMC prior to the spin off. The anticipated reduction in LMC's holding company discount is expected to benefit the businesses of LMC by (1) permitting LMC to issue equity and convertible securities on more favorable terms, (2) making the stock of LMC a more attractive and efficiently priced acquisition currency and (3) increasing the value of equity and equity-linked compensation of the employees and management of LMC.

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  Enabling investors to invest more directly in our interest in Discovery, thereby facilitating our ability to raise capital and pursue acquisitions using our securities as consideration. We believe that our common stock may appeal to investors who desire a relatively "pure play" investment in the cable programming sector. By contrast, although LMC will continue to own interests in programming networks after the spin off (such as Starz Entertainment, Court TV and GSN), its largest business segment is expected to be its Interactive Group, which offers a wide array of interactive services, such as electronic retailing and interactive technology services. In addition, Discovery's business model, which relies heavily on advertising revenues and anticipates continued global growth, is different from the subscription fee-based business model of Starz Entertainment. Accordingly, investments in our company and LMC may appeal to investors with different goals, interests and concerns. Establishing separate equity securities will allow investors to make separate investment decisions with respect to our company's and LMC's respective businesses. We believe the spin off will also allow us to raise capital and pursue acquisitions on more favorable terms than would currently be possible as a subsidiary of LMC. In addition, as a separate company, we will be able to incur additional indebtedness as may be required for the growth of our businesses or potential strategic opportunities, without affecting LMC's target capital structure.

        The board of directors of LMC also considered the costs and risks associated with the spin off, including any potential negative impact on LMC's credit profile as a result of the divestiture of our assets, and the additional legal, accounting and administrative costs associated with our becoming a public company, and determined that such costs and risks were meaningfully outweighed by the anticipated benefits of the spin off.

        Neither we nor LMC can assure you that, following the spin off, any of these benefits will be realized to the extent we anticipate or at all.

Manner of Effecting the Spin Off

        LMC will effect the spin off by distributing to its shareholders as a dividend:

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  0.10 of a share of our Series A common stock for every share of LMC Series A common stock, and

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  0.10 of a share of our Series B common stock for every share of LMC Series B common stock,

in each case, owned of record by each shareholder on the record date.

        Prior to the spin off, LMC will deliver all of the issued and outstanding shares of our Series A common stock and Series B common stock to the distribution agent. On or about [                 ], 2005 (which we refer to as the distribution date), the distribution agent will effect delivery of the shares of our common stock issuable in the spin off in the same form, certificated or book-entry, as the form in which the recipient shareholder held its shares of LMC common stock on the record date. Please note that if any shareholder of LMC on the record date sells shares of LMC common stock after the record date but on or before the distribution date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See "—Trading between the Record Date and the Distribution Date" below for more information.

        Shareholders of LMC are not being asked to take any action in connection with the spin off. No shareholder approval of the spin off is required or being sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You are also not being asked to surrender any of your shares of LMC common stock for shares of our common stock. The number of outstanding shares of LMC common stock will not change as a result of the spin off.

Treatment of Fractional Shares

        If any shareholder would be entitled to receive a fractional share of our common stock in the spin off, that shareholder will instead receive a cash payment from LMC. As soon as practicable following the record date, the distribution agent will determine the fractional share interests in our common stock that would be attributable to each holder of record of LMC common stock on the record date as a result of the spin off, but such fractional shares will not be issued. In lieu thereof, each such holder will receive a cash amount equal to the product of such applicable fraction multiplied by the average of the closing prices of the applicable series of our common stock on the Nasdaq National Market over the first ten consecutive trading days that our common stock trades in the regular way market. The distribution agent will calculate such amounts and distribute a check to each such record holder as soon as practicable following such ten trading day period. No interest will be paid on any cash distributed in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See "—Material U.S. Federal Income Tax Consequences of the Spin Off" below for more information.

Treatment of LMC Stock Incentive Awards

        Options to purchase shares of LMC common stock, stock appreciation rights (or SARs) with respect to shares of LMC common stock and shares of LMC restricted stock have been granted to various directors, officers, employees and consultants of LMC and certain of its subsidiaries pursuant to the Liberty Media Corporation 2000 Incentive Plan (as amended and restated effective April 19, 2004) and various other stock incentive plans administered by the incentive plan committee of LMC's board of directors. Under the anti-dilution provisions of the applicable plans, the LMC incentive plan committee has the authority to make equitable adjustments to outstanding LMC options, LMC SARs and shares of LMC restricted stock in the event of certain transactions, including the distribution of our common stock in the spin off. Such committee has determined that holders of LMC restricted stock awards will receive awards of our restricted stock in connection with the spin off, as described below. The committee has also determined to make various adjustments to outstanding LMC options and LMC SARs, as described below, to preserve the economic benefits of the original award following the spin off. Any options to purchase shares of our common stock issued in connection with such adjustments will be obligations of our company. All options which remain LMC Options, regardless of any adjustment, will remain obligations of LMC. The terms and conditions of the grant of stock options to purchase shares of our common stock and of restricted shares of our common stock, in each case, as contemplated below, are set forth in the Discovery Holding Company Transitional Stock Adjustment Plan, a form of which is included as an exhibit to the Form 10 registration statement of which this information statement is a part.

        In October 2004, The American Jobs Creation Act of 2004, which we refer to as the AJCA, was signed into law. The AJCA significantly alters the rules relating to the taxation of deferred compensation, and may affect outstanding awards such as the LMC options and LMC SARs, and adjustments to such awards, as well as the issuance of any options to acquire our stock. The IRS is expected to promulgate regulations and additional guidelines for employers seeking to comply with the AJCA but has not yet promulgated regulations applicable to certain transactions such as the spin off. To the extent that the methods described below for the adjustment of existing LMC awards in connection with the spin off would result in these incentive awards not complying with the requirements of the AJCA, LMC intends to take any further actions it determines to be necessary in order to satisfy the requirements of the deferred compensation provisions of the AJCA.

Option Awards

        As of the record date, each outstanding LMC option held by individuals who are directors, officers or employees of LMC (such individuals being referred to as LMC Holders) will be divided into two options as follows:

  •
  an option (which we refer to as a Discovery Holding option) to purchase shares of the same series of our common stock as the series of LMC common stock for which the outstanding LMC option is exercisable, exercisable for the number of shares of such series of our common stock that would have been issued in the spin off in respect of the shares of LMC common stock subject to the applicable LMC option, if such LMC option had been exercised in full immediately prior to the record date; and

  •
  an option (which we refer to as an adjusted LMC option) to purchase shares of the same series of LMC common stock as the series of LMC common stock for which the outstanding LMC option is exercisable, exercisable for the same number of shares of such series of LMC common stock as is the outstanding LMC option.

The aggregate exercise price of each outstanding LMC option held by an LMC Holder will be allocated between the Discovery Holding option and the adjusted LMC option. All other terms and conditions of the Discovery Holding option and the adjusted LMC option will generally be the same as the outstanding LMC option, in all material respects.

        All other holders of outstanding LMC options will retain their LMC options subject to the terms thereof and subject to an adjustment to increase the number of LMC shares for which such option is exercisable and a corresponding adjustment to decrease the exercise price per share of such option, in each case to reflect the distribution of our common stock in the spin off. All other terms of the outstanding LMC option will in all material respects be retained.

        As a result of these adjustments, certain persons who are employed by or associated with LMC immediately following the distribution date will hold Discovery Holding options, and certain persons who will be employed by or associated with our company immediately following the distribution date may hold adjusted LMC options. Regardless of these employment or other relationships, LMC will not be responsible for the exercise or settlement of any Discovery Holding option, and we will not be responsible for the exercise or settlement of any LMC option (including an adjusted LMC option). Any exercising holder of a Discovery Holding option must exercise the security directly with us. Similarly, any exercising holder of an LMC option must exercise the security directly with LMC. In this regard, we will enter into an option agreement with each holder of a Discovery Holding option, and, if necessary, LMC will amend its existing option agreement with each holder of an outstanding LMC option, in each case to reflect the provisions described above.

        On May 24, 2005, LMC commenced an offer to purchase for cash certain outstanding LMC options held by employees, consultants and independent contractors of Ascent Media, which expired at 9:00 p.m., Pacific time, on June 21, 2005. The LMC options that LMC purchased pursuant to such offer were not subject to any adjustment as a result of the spin off. As contemplated by the offer to purchase, such purchased LMC options were cancelled and terminated.

SAR Awards

        While stock appreciation rights will not be issued by our company in connection with the spin off, each stock appreciation right related to LMC common stock, outstanding as of the record date (which we refer to as an outstanding LMC SAR), will be adjusted similar to the adjustment to outstanding LMC options described under "—Option Awards" above.

        Therefore, individuals who are LMC Holders and who hold outstanding LMC SARs as of the record date will receive an adjusted LMC SAR and a Discovery Holding option in replacement of an outstanding LMC SAR, as follows:

  •
  the number of shares for which the Discovery Holding option will be exercisable will be determined in the same manner described under "—Option Awards" above for awarding Discovery Holding options to LMC Holders, determined as if the LMC SAR were instead an LMC option exercisable for the kind and number of shares of LMC common stock to which the LMC SAR relates; and

  •
  the base price of the outstanding LMC SAR will be divided between (i) the base price of the adjusted LMC SAR and (ii) the exercise price of the Discovery Holding option.

        Following the record date, Discovery Holding options received by an LMC Holder as an adjustment to such LMC Holder's LMC SAR will continue to vest for so long as his or her adjusted LMC SARs continue to vest.

        Except as otherwise provided herein, all other holders of outstanding LMC SARs will retain their LMC SAR subject to the terms thereof and subject to an adjustment to increase the number of LMC shares underlying such LMC SAR and a corresponding adjustment to decrease the base price per share of such LMC SAR, in each case to reflect the distribution of our common stock in the spin off. All other terms of the outstanding LMC SAR will in all material respects be retained.

        The exercise or settlement of any Discovery Holding option or LMC SAR will be addressed in a manner similar to the exercise or settlement of any Discovery Holding option, LMC option or adjusted LMC option as described under "—Option Awards" above. In this regard, as soon as practicable following the distribution date, we will enter into an option agreement with each LMC Holder receiving a DHC option in respect of his LMC SAR, and, if necessary, LMC will amend its existing stock appreciation rights agreement with such LMC Holders, in each case to reflect the foregoing adjustments.

Restricted Stock Awards

        For each unvested LMC restricted stock award outstanding as of the record date, the holder of such restricted stock award will be entitled to receive, for each share of restricted LMC common stock awarded thereunder, an award of 0.10 of a share of the same series of our common stock as the shares of LMC common stock to which such LMC restricted stock award relates. The distribution will not have any other effect on the outstanding LMC restricted stock awards, and the restricted stock awards relating to our common stock will be subject to the same terms and conditions as apply to the LMC restricted stock award with respect to which the distribution is made. In the case of any holders of LMC restricted stock who will be officers or directors of our company at the time of the spin off, the foregoing grants of our restricted stock shall be subject to any approvals that may be required by our board of directors, or by the members of our board who are independent directors, as applicable.

        We intend to file a Form S-8 registration statement with respect to shares of our common stock issuable upon vesting of awards of our restricted stock as soon as practicable following the distribution date.

Material U.S. Federal Income Tax Consequences of the Spin Off

        The following is a summary of certain material U.S. federal income tax consequences to LMC and the holders of LMC common stock resulting from the spin off. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), existing and proposed Treasury Regulations promulgated thereunder and current administrative rulings and court decisions, all as in effect as of the date of this information statement, and all of which are subject to change. Any such change, which may or may not be retroactive, could materially alter the tax consequences to LMC or the holders of LMC common stock as described in this information statement. This summary does not discuss all U.S. federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons. In addition, the following discussion does not address the tax consequences of the spin off under U.S. state or local and non-U.S. tax laws or the tax consequences of transactions effectuated prior to or after the spin off (whether or not such transactions are undertaken in connection with the spin off). ACCORDINGLY, HOLDERS OF LMC COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE SPIN OFF TO THEM.

        LMC has obtained a private letter ruling from the IRS, and it is a condition to the spin off that LMC receive the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in each case to the effect that the spin off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code and that, accordingly, for U.S. federal income tax purposes, among other things:

  •
  no gain or loss will be recognized by LMC upon the distribution of (a) shares of our Series A common stock to holders of LMC Series A common stock and (b) shares of our Series B common stock to holders of LMC Series B common stock pursuant to the spin off;

  •
  other than with respect to fractional shares of our common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of LMC common stock upon the receipt of shares of our common stock pursuant to the spin off or upon receipt of the rights that will be attached to our common stock pursuant to the shareholder rights plan described in "Description of our Capital Stock—Shareholder Rights Plan;"

  •
  an LMC shareholder who receives shares of our common stock in the spin off will have an aggregate adjusted basis in its shares of our common stock (including any fractional share in respect of which cash is received) and its shares of LMC common stock immediately after the spin off equal to the aggregate adjusted basis of the shareholder's LMC common stock held prior to the spin off, which will be allocated in accordance with their relative fair market values; and

  •
  the holding period of the shares of our common stock received in the spin off by an LMC shareholder will include the holding period of its shares of LMC common stock, provided that such shares of LMC common stock were held as a capital asset on the distribution date.

The private letter ruling obtained from the IRS also generally provides that if an LMC shareholder holds different blocks of LMC common stock (generally shares of LMC common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of LMC common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock (including any fractional share) received in the spin off in respect of such block of LMC common stock and such block of LMC common stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock (including any fractional share) received in the spin off in respect of such block of LMC common stock will include the holding period of such block of LMC common stock, provided that such block of LMC common stock was held as a capital asset on the distribution date. If an LMC shareholder is not able to identify which particular shares of our common stock (including any fractional share) are received in the spin off with respect to a particular block of LMC common stock, the shareholder may designate which shares of our common stock (including any fractional share) are received in the spin off in respect of a particular block of LMC common stock, provided that such designation is consistent with the terms of the spin off. Holders of LMC common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

        If you receive cash in lieu of a fractional share of our common stock as part of the spin off, you will be treated as though you first received a distribution of the fractional share in the spin off and then sold it for the amount of such cash. You will generally recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if your holding period for such fractional share of LMC common stock is more than one year on the distribution date.

        Although the private letter ruling relating to the qualification of the spin off under Sections 355 and 368(a)(1)(D) of the Code is generally binding on the IRS, the continuing validity of such ruling is subject to the accuracy of factual representations and assumptions. Further, as part of the IRS's general ruling policy with respect to spin off transactions under Section 355 of the Code, the private letter ruling is not based upon a determination by the IRS that certain conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied. Rather, the private letter ruling is based upon representations by LMC that these conditions have been satisfied. If any of the representations or assumptions upon which the private letter ruling obtained by LMC is based are incorrect or untrue in any material respect, or the facts upon which the ruling is based were materially different from the facts at the time of the spin off, the private letter ruling could be invalidated.

        As a result of this IRS ruling policy with respect to spin off transactions under Section 355 of the Code, LMC has made it a condition to the spin off that LMC receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the spin off will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Opinions of counsel are not binding upon the IRS, and the conclusions in the tax opinion could be challenged by the IRS. The opinion of counsel will be based upon the Code, Treasury Regulations, administrative rulings and court decisions, all as in effect as of the date on which the opinion is issued, and all of which are subject to change, possibly with retroactive effect. In addition, the opinion of counsel will be based upon certain factual representations made by the officers of LMC and certain of its affiliates, certain assumptions and certain undertakings by us and LMC. If any of those factual representations or assumptions were incorrect or untrue in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different from the facts at the time of the spin off, the spin off may not qualify for tax-free treatment.

        If the spin off did not qualify for tax-free treatment, then LMC would recognize taxable gain in an amount equal to the excess of the value of the shares of our common stock held by LMC immediately prior to the spin off over LMC's tax basis in such shares of our common stock. In addition, a holder of LMC's common stock would be subject to tax as if it had received a taxable distribution in an amount equal to the fair market value of the shares of our common stock received in the spin off by such holder. See "Risk Factors—Factors Relating to the Spin Off—The spin off could result in significant tax liability."

        Even if the spin off otherwise qualifies for tax-free treatment to the shareholders of LMC, it may be disqualified as tax-free to LMC under Section 355(e) of the Code if 50% or more of either the total combined voting power or the total fair market value of the stock of LMC or our company is acquired as part of a plan or series of related transactions that includes the spin off. For this purpose, any acquisitions of LMC stock or our stock after the spin off are generally part of such a plan only if there was an agreement, understanding, arrangement or substantial negotiations regarding the acquisition or a similar acquisition at some time during the two-year period ending on the date of the spin off. All of the facts and circumstances must be considered to determine whether the spin off and any acquisition of stock are part of such a plan, and certain acquisitions of stock pursuant to public sales are exempted by applicable regulations. If Section 355(e) applies as a result of such an acquisition of LMC stock or our stock, LMC would recognize taxable gain, but the spin off would nevertheless generally be tax-free to each holder of LMC stock who received shares of our stock in the spin off.

        Under the tax sharing agreement between our company and LMC, LMC and its subsidiaries, officers and directors will be entitled to indemnification from us for any loss, including any adjustment to taxes of LMC, resulting from (1) any action or failure to act by us or any of our subsidiaries following the completion of the spin off that would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to LMC and to you under Sections 355 and 368(a)(1)(D) of the Code (including any action or failure to act that results in an acquisition of 50% or more of either the total combined voting power or the total fair market value of our stock as described in the preceding paragraph), (2) any agreement, understanding, arrangement or substantial negotiations entered into by us or any of our subsidiaries prior to the day after the first anniversary of the distribution date, with respect to any transaction pursuant to which any of Cox Communications, Advance/Newhouse or certain persons related to Cox Communications or Advance/Newhouse would acquire shares of, or other interests (including options) in our capital stock or (3) any action or failure to act by us or any of our subsidiaries following the completion of the spin off that would be inconsistent with, or otherwise cause any person to be in breach of, any representation or covenant made in connection with the tax opinion delivered to LMC by Skadden, Arps, Slate, Meagher & Flom LLP or the private letter ruling obtained by LMC from the IRS, in each case relating to, among other things, the qualification of the spin off as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code. Please see "Certain Inter Company Agreements—Agreements with LMC—Tax Sharing Agreement" for a more detailed discussion of the tax sharing agreement between our company and LMC.

        Treasury Regulations under Section 355 of the Code require that each LMC shareholder who receives shares of our common stock pursuant to the spin off attach a statement to the U.S. federal income tax return that will be filed by the shareholder for the taxable year in which such shareholder receives the shares of our common stock in the spin off, which statement shows the applicability of Section 355 of the Code to the spin off. LMC will provide each holder of LMC common stock with the information necessary to comply with this requirement.

Results of the Spin Off

        Immediately following the spin off, we expect to have outstanding approximately 268 million shares of our Series A common stock and approximately 12 million shares of our Series B common stock, based upon the number of shares of LMC Series A common stock and LMC Series B common stock outstanding on April 29, 2005. The actual number of shares of our Series A common stock and Series B common stock to be distributed in the spin off will depend upon the actual number of shares of LMC Series A common stock and LMC Series B common stock outstanding on the record date.

        Immediately following the spin off, we expect to have approximately 4,583 holders of record of shares of our common stock, based upon the number of record holders of LMC common stock on April 29, 2005 (which amount does not include the number of shareholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one shareholder).

Listing and Trading of our Common Stock

        On the date of this information statement, we are a wholly owned subsidiary of LMC. Accordingly, there is currently no public market for our common stock. We have applied to list our shares of Series A common stock and Series B common stock on the Nasdaq National Market under the symbols "DISCA" and "DISCB," respectively. Following the spin off, LMC Series A common stock and LMC Series B common stock will continue to trade on the New York Stock Exchange under the symbols "L" and "LMC.B," respectively.

        Neither we nor LMC can assure you as to the trading price of either series of our common stock after the spin off or as to whether the combined trading prices of a series of our common stock and the same series of LMC's common stock after the spin off will be less than, equal to or greater than the trading prices of that series of LMC's common stock prior to the spin off. See "Risk Factors—Factors Relating to Our Common Stock and the Securities Market."

        The shares of our common stock distributed to LMC's shareholders will be freely transferable, except for shares received by individuals who are our affiliates and any shares distributed in respect of any LMC restricted stock. Individuals who may be considered our affiliates after the spin off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of

1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder. Our affiliates will not be permitted to sell shares of our common stock under Rule 144 until 90 days after the date on which the registration statement of which this information statement forms a part became effective.

Trading Between the Record Date and Distribution Date

        Between the record date and the distribution date, LMC common stock will continue to trade on the NYSE in the regular way market. During this time, shares of either series of LMC common stock that trade on the regular way market will trade with an entitlement to receive shares of the same series of our common stock distributable in the spin off. No ex-dividend market will be established until the first trading day following the distribution date. Therefore, if you own shares of either series of LMC common stock on the record date and thereafter sell those shares on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin off with respect to the shares of LMC common stock you sell. On the first trading day following the distribution date, shares of LMC Series A common stock and LMC Series B common stock will begin trading without any entitlement to receive shares of our common stock. Shares of LMC Series A common stock and LMC Series B common stock trade under the symbols "L" and "LMC.B," respectively.

        Between the record date and the distribution date, a when-issued trading market in each series of our common stock may develop. Our common stock is expected to be listed for trading on the Nasdaq National Market. The when-issued trading market would be a market for the shares of our common stock that will be distributed in the spin off. If you own shares of either series of LMC common stock on the record date (and do not sell those shares of LMC common stock on or before the distribution date), then you are entitled to a number of shares of the same series of our common stock based upon the number of shares of such series of LMC common stock you held at that time. You may trade this entitlement to receive shares of our common stock, without the shares of LMC common stock you own, on the when-issued trading market. We expect when-issued trades of our common stock to settle within three trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and regular way trading will begin. If when-issued trading occurs, the listing for our common stock is expected to be under trading symbols different from our regular way trading symbols. We will announce our when-issued trading symbols when and if they become available. Following the distribution date, shares of our Series A common stock and Series B common stock are expected to be listed under the trading symbols "DISCA" and "DISCB," respectively. If the spin off does not occur, all when-issued trading will be null and void.

Reasons for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to LMC shareholders who will receive shares of our common stock in the spin off. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of LMC. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither our company nor LMC undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

CAPITALIZATION

        The following table sets forth (1) our historical capitalization as of March 31, 2005 and (2) our adjusted capitalization assuming the spin off was effective on March 31, 2005. The table should be read in conjunction with our historical combined financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	March 31, 2005
	Historical	As adjusted
	amounts in thousands
Cash(1)	$15,181	65,181

Payables, accruals and other liabilities	$125,115	125,115
Deferred tax liabilities	1,091,985	1,091,985

Total liabilities	1,217,100	1,217,100

Equity:
Common Stock ($.01 par value):
Series A; 600,000,000 shares authorized; 267,895,063 assumed issued on a pro forma basis	—	2,679
Series B; 50,000,000 shares authorized; 12,106,282 assumed issued on a pro forma basis	—	121
Series C; 600,000,000 shares authorized; no shares assumed issued on a pro forma basis	—	—
Additional paid-in capital	—	5,555,074
Accumulated other comprehensive earnings	7,008	7,008
Accumulated deficit	(1,154,272)	(1,154,272)
Parent's investment	5,507,874	—

Total equity(1)	4,360,610	4,410,610

Total liabilities and equity	$5,577,710	5,627,710

(1)
LMC has agreed to transfer to a subsidiary of our company $50 million of cash prior to the spin off.

SELECTED FINANCIAL DATA

        The following tables present selected historical information relating to our combined financial condition and results of operations for the three months ended March 31, 2005 and 2004 and for the past five years. The financial data for the three years ended December 31, 2004 has been derived from our audited combined financial statements for the corresponding periods. Data for the other periods presented has been derived from unaudited information. The data should be read in conjunction with our combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

		December 31,
	March 31, 2005
		2004	2003	2002	2001	2000
		amounts in thousands
Summary Balance Sheet Data:
Investment in Discovery	$2,966,139	2,945,782	2,863,003	2,816,513	2,899,824	3,117,877
Property and equipment, net	$261,603	258,741	257,536	300,496	316,077	366,944
Intangible assets, net	$2,140,551	2,140,355	2,136,667	2,112,544	2,043,011	2,315,164
Total assets	$5,577,710	5,564,828	5,396,627	5,373,150	5,399,702	5,954,668
Debt, including current portion	$—	—	—	401,984	443,685	408,437
Subordinated notes payable to LMC	$—	—	—	205,299	183,685	92,454
Parent's investment	$4,360,610	4,347,279	4,260,269	3,617,417	3,578,364	4,093,150
	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000(1)
			amounts in thousands
Summary Statement of Operations Data:
Revenue	$174,290	145,943	631,215	506,103	539,333	592,732	295,717
Operating income (loss)(2)	$2,877	5,914	16,935	(2,404)	(61,452)	(350,628)	(62,209)
Share of earnings (loss) of Discovery(3)	$22,814	10,449	84,011	37,271	(32,046)	(277,919)	(326,710)
Net earnings (loss)(2)	$16,825	11,920	66,108	(52,394)	(129,275)	(608,261)	(303,757)
Unaudited pro forma basic and diluted net earnings (loss) per common share(4)	$0.06	0.04	0.24	(0.19)	(0.46)	(2.17)	(1.08)

(1)
Ascent Media was initially formed by LMC in connection with its acquisitions of Four Media Company in April 2000 and The Todd-AO Corporation in June 2000. Accordingly, the 2000 statement of operations data includes amounts from those dates. See "Description of our Business—Ascent Media".

(2)
Includes impairment of goodwill and other long-lived assets of $51,000, $562,000, $83,718,000 and $307,932,000 for the years ended December 31, 2004, 2003, 2002 and 2001, respectively.

(3)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which among other matters, provides that excess costs that are considered equity method goodwill are no longer amortized, but are evaluated for impairment under APB Opinion No. 18. Share of losses of affiliates includes excess basis amortization of $188,570,000 and $186,563,000 for the years ended December 31, 2001 and 2000, respectively.

(4)
Unaudited pro forma basic and diluted net earnings (loss) per common share is based on 280,001,000 common shares for the three months ended March 31, 2005 and 2004 and 279,996,000 common shares for the years ended December 31, 2004, 2003 and 2002, which is the number of shares that would have been issued on March 31, 2005 and December 31, 2004, respectively, if the spin off had been completed on such dates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying combined financial statements and the notes thereto included elsewhere herein.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Discovery Holding

Overview

        We are a holding company and our businesses and assets include Ascent Media, which we consolidate, and a 50% ownership interest in Discovery, which we account for using the equity method of accounting. Accordingly, as described below, Discovery's revenue is not reflected in the revenue we report in our financial statements. In addition to the foregoing assets, immediately prior to the spin off, LMC will transfer to a subsidiary of our company $50 million in cash. On March 15, 2005, LMC announced its intention to spin off all of our capital stock to the holders of LMC Series A and Series B common stock. The spin off will be effected as a distribution by LMC to holders of its Series A and Series B common stock of shares of our Series A and Series B common stock. The spin off will not involve the payment of any consideration by the holders of LMC common stock and is intended to qualify as a tax-free spinoff. The spin off is expected to be accounted for at historical cost due to the pro rata nature of the distribution. The spin off is expected to occur in the third quarter of 2005, on a date to be determined by LMC's board, and will be made as a dividend to holders of record of LMC common stock as of the close of business on the record date for the spin off.

        Following the spin off, we and LMC will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other.

        Ascent Media provides creative, media management and network services to the media and entertainment industries. Ascent Media's clients include major motion picture studios, independent producers, broadcast networks, cable programming networks, advertising agencies and other companies that produce, own and/or distribute entertainment, news, sports, corporate, educational, industrial and advertising content. Ascent Media's operations are organized into the following four groups: creative services, media management services, network services and corporate and other. Ascent Media has few long-term or exclusive agreements with its creative services and media management services customers.

        In 2005, Ascent Media intends to focus on leveraging its broad array of media services to market itself as a full service provider to new and existing customers within the feature film and television production industry. With facilities in the U.S., the United Kingdom and Asia, Ascent Media also hopes to increase its services to multinational companies. The challenges that Ascent Media faces include differentiating its products and services to help maintain or increase operating margins and financing capital expenditures for equipment and other items to satisfy customers' desire for services using the latest technology.

        Our most significant asset is Discovery, in which we do not have a controlling financial interest. Discovery is a global media and entertainment company that provides original and purchased video programming in the United States and over 160 other countries. We account for our interest in Discovery using the equity method of accounting. Accordingly, our share of the results of operations of Discovery is reflected in our combined results as earnings or losses of Discovery. To assist the reader in better understanding and analyzing our business, we have included a separate discussion and analysis of Discovery's results of operations. See "—Management's Discussion and Analysis of Financial Condition and Results of Operations of Discovery."

Acquisitions and Dispositions

        Cinetech.    On October 20, 2004, Ascent Media acquired substantially all of the assets of Cinetech, Inc., a film laboratory and still image preservation and restoration company, for $10,000,000 in cash plus contingent compensation of up to $1,500,000 to be paid based on the satisfaction of certain contingencies as set forth in the purchase agreement. Cinetech is included in Ascent Media's media management services group.

        London Playout Centre.    On March 12, 2004, Ascent Media acquired the entire issued share capital of London Playout Centre Limited, which we refer to as LPC, a UK-based television channel origination facility. LPC is included in Ascent Media's network services group.

        Sony Electronics' System Integration Center.    On December 31, 2003, Ascent Media acquired the operations of Sony Electronic's systems integration center business and related assets, which we refer to as SIC. In exchange, Sony received the right to be paid an amount equal to 20% of the value of the combined business of Ascent Media's wholly owned subsidiary, AF Associates, Inc. and SIC. The value of 20% of the combined business of AF Associates and SIC was estimated at $6,000,000. SIC is included in Ascent Media's network services group.

        Triumph.    On December 23, 2002, Ascent Media sold to Leafco Communications, Inc. all of its equity interest in Triumph Communications, Inc. and certain related entities for nominal consideration plus the assumption of net liabilities in the amount of $4,000,000. Triumph was included in Ascent Media's network services group.

Operating Cash Flow

        We evaluate the performance of our operating segments based on financial measures such as revenue and operating cash flow. We define operating cash flow as revenue less cost of services and selling, general and administrative expense (excluding stock and other equity-based compensation). We believe this is an important indicator of the operational strength and performance of our businesses, including the ability to invest in ongoing capital expenditures and service of any debt. In addition, this measure allows management to view operating results and perform analytical comparisons and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock and other equity-based compensation, restructuring and impairment charges that are included in the measurement of operating income pursuant to U.S. generally accepted accounting principles, or GAAP. Accordingly, operating cash flow should be considered in addition to, but not as a substitute for, operating income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

Results of Operations

        Our combined results of operations include general and administrative expenses incurred at the DHC corporate level, 100% of Ascent Media's results and our 50% share of earnings of Discovery.

        Ascent Media's creative services group revenue is primarily generated from fees for video and audio post production, special effects and editorial services for the television, feature film and advertising industries. Generally, these services pertain to the completion of feature films, television programs and advertisements. These projects normally span from a few days to three months or more in length, and fees for these projects typically range from $10,000 to $1,000,000 per project. The media management services group provides owners of film libraries a broad range of restoration, preservation, archiving, professional mastering and duplication services. The scope of media management services vary in duration from one day to several months depending on the nature of the service, and fees typically range from less than $1,000 to $100,000 per project. Additionally, the media management services group includes Ascent Media's digital media center which is developing new products and businesses in areas such as digital imaging, digital media and interactive media. The network services group's revenue consists of fees relating to facilities and services necessary to assemble and transport programming for cable and broadcast networks across the world via fiber, satellite and the Internet. Additionally, the group's revenues are also driven by systems integration and field support services, technology consulting services, design and implementation of advanced video systems, engineering project management, technical help desk and field service. Approximately 40% of network services group's revenue relates to broadcast services, satellite operations and fiber services that are earned monthly under long-term contracts ranging generally from one to seven years. Additionally, approximately 30% of revenue relates to systems integration and engineering services that are provided on a project basis over terms generally ranging from three to twelve months. Corporate related items and expenses are reflected in Corporate and Other, below. Cost of services and operating expenses consists primarily of production wages, facility costs and other direct costs and selling, general and administrative expenses.

Three months ended March 31, 2005 and 2004

	Three months ended March 31,
	2005	2004
	amounts in thousands
Segment Revenue
Creative services group	$74,228	75,166
Media management services group	28,776	25,450
Network services group	71,286	45,327
Corporate and other	—	—

	$174,290	145,943

Segment Operating Cash Flow
Creative services group	$13,051	14,381
Media management services group	3,691	4,687
Network services group	15,006	13,108
Corporate and other	(11,897)	(9,688)

	$19,851	22,488

        Revenue.    Ascent Media's total revenue increased 19.4% for the three months ended March 31, 2005, as compared to the corresponding prior year period. The creative services group revenue decreased $938,000 as a result of lower sound services for feature films and TV and the sluggish commercial market in the U.K. partially offset by increased feature film related revenue driven by the expansion of digital intermediate services, growth in TV post production and changes in foreign currency exchange rates of $408,000. The media management services group revenue increased $3,326,000 as a result of higher lab revenue of $3,439,000 due to the acquisition of Cinetech, higher demand for DVD compression, authoring and menu design services from the large film studios and changes in foreign currency exchange rates of $229,000, partially offset by competitive pressure in the UK. The network services group revenue increased $25,959,000, reflecting the impact of the LPC acquisition of $9,423,000 and changes in foreign currency exchange rates of $593,000. The remaining increase is primarily driven by the timing of various large engineering and systems integration projects and higher installation services activity.

        Cost of Services.    Ascent Media's costs of services increased 26.3% for the three months ended March 31, 2005, as compared to the corresponding prior year period. The increase is attributable in part to the 2004 acquisitions discussed above which contributed $8,810,000 of the increase in cost of services. The remaining increase is primarily attributable to the change in revenue mix driven by higher systems engineering and integration projects in the network services group resulting in higher production and engineering labor and production material costs. Media management services group cost of services increased $1,495,000. In recent years, expenses for the media management services group have increased at a faster rate than revenue. Media management's projects have become increasingly more integrated, with complex work flows requiring higher levels of production labor and project management. This increase in labor costs, combined with increased spending on continued development of digital technologies and services, has resulted in higher cost of services and decreasing operating cash flow margin.

        Selling, General and Administrative.    Ascent Media's selling, general and administrative expenses increased 18.6% for the three months ended March 31, 2005, as compared to the corresponding prior year period. This increase is primarily attributable to the impact of the 2004 acquisitions of $4,278,000, the growth in the revenue driving higher labor, facility and selling costs and changes in foreign currency exchange rates of $382,000.

        Corporate and Other operating cash flow (which includes DHC corporate general and administrative expenses of $1,242,000 in 2005) decreased $2,209,000 in 2005 primarily due to higher DHC corporate expenses and higher Ascent Media corporate expenses in the U.K. as a result of higher labor, facility and professional services costs.

        Depreciation and Amortization.    Ascent Media's depreciation and amortization expense increased 4.4% for the quarter ended March 31, 2005, as compared to the prior year period. The increase was driven by an increase in the depreciable base due to capital expenditures and the 2004 acquisitions.

        Stock Compensation.    In 2001, Ascent Media granted to certain of its officers and employees stock options with exercise prices that were less than the market price of Ascent Media common stock on the date of grant. Those options became exercisable for LMC shares in connection with LMC's acquisition in 2003 of the Ascent Media shares that it did not already own. Ascent Media is amortizing the "in-the-money" value of these options over the 5-year vesting period. Compensation expense for the three months ended March 31, 2005 was comprised of $566,000 related to "in-the-money" stock options offset by $353,000 related to a decline in the value of the underlying stock price used to value employee stock appreciation rights, or SARs. The stock compensation expense recorded for the quarter ended March 31, 2004 related primarily to "in-the-money" stock options of $590,000 offset by $68,000 related to a decline in the value of the underlying stock price used to value employee SARs.

        Share of Earnings of Discovery.    Our share of earnings of Discovery increased in 2005 due to increases in the net income of Discovery. Discovery's net income improved primarily due to higher revenue.

        For a more detailed discussion of Discovery's results of operations, see "—Management's Discussion and Analysis of Financial Condition and Results of Operations of Discovery."

        Income Taxes.    Our effective tax rate was 35.3% and 26.7% for the three months ended March 31, 2005 and 2004, respectively. Our income tax expense was lower than the federal income tax rate of 35% in 2004 primarily due to a reduction in our valuation allowance.

Years ended December 31, 2004, 2003 and 2002

        Ascent Media's consolidated results of operations for the year ended December 31, 2004, include twelve months of results for SIC, approximately nine months of results of LPC and approximately two months of results of Cinetech. The consolidated results for the year ended December 31, 2002 include twelve months of the results of Triumph, which was sold in December 2002.

	Year ended December 31,
	2004	2003	2002
	amounts in thousands
Segment Revenue
Creative services group	$295,841	270,830	275,119
Media management services group	109,982	107,070	105,091
Network services group	225,392	128,203	159,123
Corporate and other	—	—	—

	$631,215	506,103	539,333

Segment Operating Cash Flow
Creative services group	$55,847	43,786	50,150
Media management services group	17,430	22,074	27,682
Network services group	62,163	43,221	45,673
Corporate and other	(38,074)	(34,319)	(34,450)

	$97,366	74,762	89,055

        Revenue.    Ascent Media's total revenue increased 24.7% and decreased 6.2% for the years ended December 31, 2004 and 2003, respectively, as compared to the corresponding prior year. In 2004, the creative services group revenue increased $25,011,000 as a result of higher feature film related revenue driven by the expansion in digital intermediate services in the U.S. and UK, expansion of creative sound services in the UK, growth in television post production activity and changes in foreign currency exchange rates of $6,382,000. The media management services group revenue increased $2,912,000 in 2004 as a result of higher lab revenue of $2,229,000 due to the acquisition of Cinetech, higher demand for DVD mastering services and changes in foreign currency exchange rates of $3,684,000, offset by the commoditization of traditional media services leading to a decline in rates and difficult market conditions primarily in the United Kingdom. While competition for traditional media services remains strong, we are currently unable to predict what impact, if any, this competition will have on rates for these services in the future. The network services group's 2004 revenue increased $97,189,000, reflecting the full year impact of acquisition of SIC of $27,100,000, the nine month impact of the LPC acquisition of $39,619,000 and changes in foreign currency exchange rates of $1,979,000. The remaining increase is driven by the timing of various large systems integration projects, higher network origination and installation projects.

        The creative services group revenue decreased $4,289,000 in 2003 due to early television show cancellations, competitive rate pressures in both television and commercial markets, the expiration of market subsidy for high definition services impacting rates, offset by an improved feature film market in sound services, digital intermediate and visual effects services and changes in foreign currency exchange rates of $3,438,000. The media management services group 2003 revenue increased $1,979,000 as a result of higher volumes from the larger movie studios, increased DVD authoring, recording and subtitling activity and changes in foreign currency exchange rates of $2,752,000 offset by fewer mid level and smaller clients due to sluggish media recovery. The network services group revenue decreased $30,920,000 resulting from the divestiture of Triumph in 2002 of $23,118,000, the renegotiation of certain large existing contracts of $14,000,000 and higher volume of systems integration projects in 2002, offset by growth in the network origination business and changes in foreign currency exchange rates of $1,560,000.

        Cost of Services.    Ascent Media's costs of services increased 26.3% and decreased 6.5% for the years ended December 31, 2004 and 2003, respectively, as compared to the corresponding prior year. The 2004 increase is attributed to the 2004 acquisitions discussed above, which contributed $48,331,000 of the increase in cost of services, higher costs across all of its groups primarily in production material, production personnel and equipment expenses as a result of the increased revenue and production activity noted above and changes in foreign currency exchange rates, which resulted in an increase of $6,321,000. In recent years, expenses for the media management services group have increased at a faster rate than revenue. The projects of the media management services group have become increasingly more integrated, with complex work flows requiring higher levels of production labor and project management. This increase in labor costs, combined with increased spending on continued development of digital technologies and services and the decline in rates for traditional media services noted above, has resulted in higher cost of services and decreasing operating cash flow. The 2003 decrease in cost of services is due to the divestiture of Triumph of $29,072,000, offset by higher costs for the media management services and creative services groups primarily in production material and production personnel expenses and the impact of changes in foreign currency exchange rates of $4,530,000.

        Selling, General and Administrative.    Ascent Media's selling, general and administrative expenses increased 17.8% and 1.6% for the years ended December 31, 2004 and 2003, respectively, as compared to the corresponding prior year. The 2004 increase is primarily attributable to growth in the business driving higher personnel, facility and selling costs, the impact of the 2004 acquisitions of $5,528,000 and changes in foreign currency exchange rates of $4,222,000. The 2003 increase is primarily due to slightly higher personnel and facility costs in the groups and changes in foreign currency exchange rates of $2,051,000, offset by the divestiture of Triumph, which decreased selling, general and administrative expenses by $3,136,000.

        Corporate and Other operating cash flow decreased $3,755,000 in 2004 due to higher corporate expenses in the U.K. from the continued development of corporate infrastructure and acquisition of LPC, higher management incentive plan costs and changes in foreign currency exchange rates of $872,300, offset by lower severance and lease abandonment charges.

        Depreciation and Amortization.    The increases in depreciation and amortization expense in 2004 and 2003 are due to an increase in the depreciable asset base due to capital expenditures and acquisitions.

        Stock Compensation.    In 2001, Ascent Media granted to certain of its officers and employees stock options with exercise prices that were less than the market price of Ascent Media common stock on the date of grant. Those options became exercisable for LMC shares in connection with LMC's acquisition in 2003 of the Ascent Media shares that it did not already own. Ascent Media is amortizing the "in-the-money" value of these options over the 5-year vesting period. Compensation expense increased $173,000 and $2,650,000 for the years ended December 31, 2004 and 2003, respectively. Results for the year ended December 31, 2004 primarily included compensation expense of $2,268,000 relating to "in-the-money" stock options and $507,000 increase in the value of the underlying stock price used to value employee stock appreciation rights, or SARs. The expense recorded for the year ended December 31, 2003 related primarily to "in-the-money" stock options of $2,491,000. The income recorded for the year ended December 31, 2002 primarily included $3,102,000 relating to a decline in the value of the SARs, and unearned stock compensation income of $135,000, offset by compensation expense of $3,189,000 relating to "in-the-money" stock options.

        Impairment of Goodwill.    Ascent Media recorded an $83,718,000 impairment charge in fiscal 2002 resulting from its annual impairment test. Ascent Media obtained estimates of the fair value of its reporting units from an independent valuation consultant, which used income and market approaches to estimate fair value. The impairment charges represented the excess of the carrying value of the goodwill over the estimated fair value. Impairment of goodwill charges in 2004 and 2003 were not significant.

        Restructuring Charges.    During the year ended December 31, 2003, Ascent Media recorded a restructuring charge of $3,476,000 related to the closing of certain facilities and corresponding reductions in headcount. These restructuring activities were implemented to improve operating efficiencies and effectiveness primarily in its creative services group. Restructuring charges were not significant in 2004 or 2002.

        Interest Expense.    Interest expense in 2003 and 2002 related primarily to interest on Ascent Media's bank debt and subordinated notes payable due to LMC. In December 2003, Ascent Media repaid all principal and interest under its bank credit facility with cash provided by LMC. In addition, LMC contributed all amounts due under the subordinated notes payable to the equity of Ascent Media. As a result of the cancellation of the bank credit facility and the subordinated notes payable, Ascent Media incurred no interest expense in 2004.

        Share of Earnings of Discovery.    Our share of earnings of Discovery increased in 2004 and 2003 due primarily to increases in the net income of Discovery. Discovery's net income improved primarily due to higher revenue and improved operating margins. Prior to June 2003, John Hendricks, Discovery's Founder and Chairman, held shares of Discovery common stock that were redeemable on demand. Changes in the redemption value of such shares were recorded by Discovery as adjustments to equity similar to dividends on preferred stock. We included in our share of earnings (losses) of Discovery 50% of the equity adjustments related to the redeemable common stock as those adjustments represented an adjustment in earnings available to common shareholders. The redeemable common stock was redeemed in June 2003. Our share of earnings (losses) of Discovery included gains of $5,700,000 and losses of $7,414,000 for the years ended December 31, 2003 and 2002, respectively, related to changes in the redemption value of the redeemable common stock and other equity transactions.

        For a more detailed discussion of Discovery's results of operations, see "—Management's Discussion and Analysis of Financial Condition and Results of Operations of Discovery."

        Income Taxes.    Our effective tax rate was 34.6% and 21.8% for the years ended December 31, 2004 and 2002, respectively, and was not meaningful in 2003. Our income tax benefit was lower than the federal income tax rate of 35% in 2002 primarily due to the impairment of goodwill, which is not deductible for income tax purposes. In 2003, we had a pre-tax loss of $32,238,000 and we recorded tax expense of $20,156,000 primarily due to a reduction in our valuation allowance and interest expense that is not deductible for tax purposes.

        Cumulative Change in Accounting Principle.    Effective January 1, 2002, we adopted SFAS No. 142 and, in accordance with its provisions, we recorded a transitional impairment charge of goodwill of $20,227,000 during the first quarter of fiscal 2002. This charge has been reflected as a cumulative effect of a change in accounting principle.

Liquidity and Capital Resources

        Historically our primary sources of funds have been from operating activities and borrowed funds under a senior credit facility and a subordinated debt agreement with LMC. During the three months ended March 31, 2005, our primary use of cash was capital expenditures ($20,921,000), which we funded with our available cash and cash generated by operating activities ($11,005,000). For the year ended December, 31, 2004, our primary uses of cash were acquisitions ($44,238,000) and capital expenditures ($49,292,000). We funded these investing activities with cash from operating activities of $84,322,000 and capital contributions from LMC of $30,999,000. Prior to the spin off, LMC has agreed to transfer to one of our subsidiaries $50 million in cash. Subsequent to the spin off, LMC will no longer be a long-term source of liquidity for us. For the foreseeable future, we expect to have sufficient available cash balances and net cash from operating activities to meet our working capital needs and capital expenditure requirements. We intend to seek external equity or debt financing after our spin off in the event new investment opportunities, additional capital expenditures or increased operations require additional funds, but there can be no assurance that we will be able to obtain equity or debt financing on terms that are acceptable to us.

        Our ability to seek additional sources of funding depends on our future financial position and results of operations, which, to a certain extent, are subject to general conditions in or affecting our industry and our customers and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

        We do not have access to the cash Discovery generates from its operations, unless Discovery pays a dividend on its capital stock or otherwise distributes cash to its stockholders. Historically, Discovery has not paid any dividends on its capital stock and we do not have sufficient voting control to cause Discovery to pay dividends or make other payments or advances to us.

Contractual Obligations

        Information concerning the amount and timing of required payments under our contractual obligations at December 31, 2004 is summarized below:

	Payments due by Period
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
	amounts in thousands
Contractual Obligations
Operating leases	$25,682	45,824	37,273	52,523	161,302
Purchase obligations	8,152	—	—	—	8,152
Other	—	—	6,100	—	6,100

Total Contractual Obligations	$33,834	45,824	43,373	52,523	175,554

        We have contingent liabilities related to legal proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("Statement 123R"). Statement 123R, which is a revision of Statement 123 and supersedes APB Opinion No. 25, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services. Statement 123R generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). Statement 123R also requires companies to measure the cost of employee services received in exchange for an award of liability instruments (such as stock appreciation rights) based on the current fair value of the award, and to remeasure the fair value of the award at each reporting date.

        Public companies were originally required to adopt Statement 123R as of the beginning of the first interim period that begins after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the effective date to the beginning of a registrant's next fiscal year, or January 1,

2006 for calendar-year companies, such as us. Accordingly, the provisions of Statement 123R will affect the accounting for all awards granted, modified, repurchased or cancelled after January 1, 2006. The accounting for awards granted, but not vested, prior to January 1, 2006 will also be impacted. The provisions of Statement 123R allow companies to adopt the standard on a prospective basis or to restate all periods for which Statement 123 was effective. We expect to adopt Statement 123R on a prospective basis, and will provide pro forma information as though the standard had been adopted for all periods presented.

        While we have not yet quantified the impact of adopting Statement 123R, we believe that such adoption could have a significant effect on our operating income and net earnings in the future.

Critical Accounting Estimates

        Valuation of Long-lived Assets and Amortizable Other Intangible Assets.    We perform impairment tests for our long-lived assets if an event or circumstance indicates that the carrying amount of our long-lived assets may not be recoverable. In response to changes in industry and market conditions, we may also strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Such activities could result in impairment of our long-lived assets or other intangible assets. We are subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. We regularly consider the likelihood of impairment and recognize impairment if the carrying amount of a long-lived asset or intangible asset is not recoverable from its undiscounted cash flows in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Impairment is measured as the difference between the carrying amount and the fair value of the asset. We use both the income approach and market approach to estimate fair value. Our estimates of fair value are subject to a high degree of judgment. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

        Valuation of Goodwill and Non-amortizable Other Intangible Assets.    We assess the impairment of goodwill annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include significant underperformance to historical or projected future operating results, substantial changes in our strategy or the manner of use of our assets, and significant negative industry or economic trends. Effective January 1, 2002, we adopted SFAS No. 142. In accordance with its provisions, during the first quarter of fiscal year 2002, we recorded a transitional impairment charge of $20,227,000 against goodwill related to our entertainment television reporting unit, which is part of our creative service group. Such charge was reflected as a cumulative effect of a change in accounting principle. Additionally, as a result of our annual impairment testing, we recorded a goodwill impairment charge of $83,718,000 during the fourth quarter of fiscal 2002. Of this impairment charge, $56,818,000 of impairment related to our entertainment television reporting unit and $26,900,000 related to our commercial television reporting unit, both part of our creative services group. As a result of our annual impairment testing, during fiscal 2004 and 2003, we recorded goodwill impairment charges of $51,000 and $562,000, respectively. The impairment charge in fiscal 2004 was in Ascent Media's audio reporting unit and the impairment charge in fiscal 2003 was in Ascent Media's entertainment television reporting unit, both of which are part of Ascent Media's creative services group. Fair value of each reporting unit was determined through the use of an outside independent valuation consultant. The consultant used both the income approach and market approach in determining fair value.

        Valuation of Trade Receivables.    We must make estimates of the collectibility of our trade receivables. Our management analyzes the collectibility based on historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms. We record an allowance for doubtful accounts based upon specifically identified receivables that we believe are uncollectible. In addition, we also record an amount based upon a percentage of each aged category of our trade receivables. These percentages are estimated based upon our historical experience of bad debts. Our trade receivables balance was $151,120,000, net of allowance for doubtful accounts of $12,104,000, as of December 31, 2004.

        Valuation of Deferred Tax Assets.    In accordance with SFAS No. 109, Accounting for Income Taxes, we review the nature of each component of our deferred income taxes for reasonableness. We have determined that it is more likely than not that we will not realize a portion of our tax benefits associated with certain cumulative net operating loss carry forwards and impairment reserves, and as such, we have reserved for a portion of our deferred income tax assets. The valuation allowance as of December 31, 2004 and 2003 was $76,452,000 and $101,470,000, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

        We continually monitor our economic exposure to changes in foreign exchange rates and may enter into foreign exchange agreements where and when appropriate. Substantially all of our foreign transactions are denominated in foreign currencies, including the liabilities of our foreign subsidiaries. Although our foreign transactions are not generally subject to significant foreign exchange transaction gains or losses, the financial statements of our foreign subsidiaries are translated into United States dollars as part of our consolidated financial reporting. As a result, fluctuations in exchange rates affect our financial position and results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Discovery

Overview

        We hold a 50% ownership interest in Discovery and account for this investment using the equity method of accounting. Accordingly, in our financial statements we record our share of Discovery's net income or loss available to common shareholders and reflect this activity in one line item in the statement of operations as "Share of earnings (losses) of Discovery." The following financial information of Discovery for the three months ended March 31, 2005 and March 31, 2004 and the years ended December 31, 2004, 2003 and 2002 and related discussion is presented to provide the reader with additional analysis of the operating results and financial position of Discovery. Because we do not control the decision-making process or business management practices of Discovery, we rely on Discovery to provide us with financial information prepared in accordance with GAAP that we use in the application of the equity method. The information included in this section should be read in conjunction with the audited financial statements of Discovery for the year ended December 31, 2004 included elsewhere herein. The following discussion and analysis of Discovery's operations and financial position has been prepared based on information that we receive from Discovery and represents our views and understanding of their operating performance and financial position based on such information. Discovery is not a separately traded public company, and we do not have the ability to cause Discovery's management to prepare their own management's discussion and analysis for our purposes. Accordingly, we note that the material presented in this section might be different if Discovery's management had prepared it.

Three months ended March 31, 2005 and 2004

        The following discussion of Discovery's results of operations is presented on a consolidated basis. In order to provide a better understanding of Discovery's operations, we have also included a summarized presentation of revenue and operating cash flow of Discovery's three operating groups: Discovery networks U.S., or U.S. networks, Discovery networks international, or international networks, and Discovery commerce, education & other. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Discovery Holding—Operating Cash Flow" for our definiton of operating cash flow.

        The U.S. networks is Discovery's largest division which owns and operates 12 cable and satellite channels and provides distribution and advertising sales services for BBC America. International networks manages a portfolio of channels, led by the Discovery Channel and Animal Planet brands, that are distributed in virtually every pay-television market in the world via an infrastructure that includes major operational centers in London, Singapore, New Delhi and Miami. Discovery commerce, education & other includes Discovery's retail chain store operations and other direct consumer marketing activities as well as Discovery education which was recently formed to manage Discovery's distribution of education content.

Consolidated Results

	Three months ended March 31,
	2005	2004
	amounts in thousands
Revenue
Advertising	$273,386	262,284
Subscriber fees	281,642	227,297
Other	46,443	37,781

Total revenue	601,471	527,362

Expenses
Cost of revenue	(218,259)	(181,737)
Selling, general & administrative ("SG&A") expense	(234,758)	(208,208)

Operating cash flow	148,454	137,417

Expenses arising from long-term incentive plans	(22,867)	(28,780)
Depreciation & amortization	(28,821)	(30,833)

Operating income	96,766	77,804

Other Income (Expense)
Interest expense, net	(44,908)	(40,734)
Unrealized gains from derivative instruments, net	12,253	1,441
Minority interests in consolidated subsidiaries	2,252	(2,793)
Other	12,895	468

Income before income taxes	79,258	36,186
Income tax expense	(33,629)	(15,335)

Net income	$45,629	20,851

Business Segment Results

	Three months ended March 31,
	2005	2004
	amounts in thousands
Revenue
U.S. networks	$416,126	381,015
International networks	158,916	127,000
Discovery commerce, education & other	26,429	19,347

Total revenue	$601,471	527,362

Operating Cash Flow
U.S. networks	$147,437	139,209
International networks	24,549	16,295
Discovery commerce, education & other	(23,532)	(18,087)

Total operating cash flow	$148,454	137,417

Note: Discovery commerce, education & other includes intercompany eliminations.

        Revenue.    Discovery's consolidated revenue increased 14% for the three months ended March 31, 2005, as compared to the corresponding prior year period. Increased revenue was primarily due to a 24% increase in subscriber fee revenue. Advertising revenue increased 4% during the same period. Other revenue increased 23% due to increased commerce revenue and growth in Discovery's education business.

        Subscriber fee revenue grew 24% and 23% at the U.S. networks and the international networks, respectively, for the three months ended March 31, 2005, as compared to the corresponding prior year period. The increase in subscriber fees at the U.S. networks is due to a 14% increase in paying subscription units combined with lower launch support amortization. Free viewing periods related to a number of U.S. networks, principally networks that are carried on the digital tier, expired in 2004 and Discovery is now recognizing subscriber fees for those networks. U.S. networks subscriber fee increases were helped by reduced launch fee amortization, a contra-revenue item, as a result of extensions of certain affiliation agreements. Launch amortization at the U.S. networks declined from $25.8 million during the first quarter of 2004 to $20.2 million in 2005 primarily due to these extensions. Increases in subscriber fees at the international networks were driven principally by increases in subscription units in Europe and the international joint venture channels due to recently launched networks.

        The increase in advertising revenue, which includes revenue from paid programming, was primarily due to a 40% increase at the international networks. More than half of the international networks' advertising revenue is generated by its operations in the U.K. and Europe. The increase in international networks advertising revenue was due primarily to higher advertising rates and audience growth in the U.K., combined with advertising revenue generated by new channels launched in Europe. Advertising revenue at the U.S. networks was essentially flat as higher advertising rates at substantially all of the U.S. networks were offset by lower audience delivery at certain networks. Paid programming, where Discovery sells blocks of time primarily for infomercials that are aired during the overnight hours on certain networks, represented 7% and 8% of total advertising revenue for the three months ended March 31, 2005 and 2004, respectively.

        The increase in other revenue was primarily due to an increase in education revenue due to growth in the business and acquisitions combined with a 12% increase in store revenue. The increase in store revenue was due to a 20% increase in same store sales offset by a 7% decrease in the average number of stores.

        Cost of Revenue.    Cost of revenue increased 20% for the three months ended March 31, 2005 as compared to the corresponding prior year period. As a percent of revenue, cost of revenue was 36% and 35% for the three months ended March 31, 2005 and 2004, respectively. This increase resulted primarily from higher programming expense due to continued investment across all U.S. networks in original productions and high profile specials. At the international networks, Discovery began investing in an initiative to highlight and strengthen its lifestyles category, particularly in Europe during the fourth quarter of 2004, which has resulted in increased programming costs.

        SG&A Expenses.    SG&A expense increased 13% for the three months ended March 31, 2005, as compared to the corresponding prior year period. Within the different groups, SG&A expenses increased 3%, 23% and 42% at the U.S. networks, international networks and Discovery commerce, education & other, respectively. The increase at the international networks was caused by increases in personnel expense resulting from adding headcount as the business expanded combined with higher marketing expense associated with branding and awareness efforts in association with the lifestyles category initiative. The increase in SG&A expenses at Discovery commerce, education & other is primarily due to the growth in Discovery's education business, resulting from both acquisitions and organic growth.

        Expenses Arising from Long-term Incentive Plans.    Expenses arising from long-term incentive plans are related to Discovery's unit-based, long-term incentive plan, or LTIP, for its employees who meet certain eligibility criteria. Units are awarded to eligible employees and generally vest at a rate of 25% per year. Upon exercise, participants receive a cash payment for the increase in value of the units from the unit value on the date of issuance. Unit value is determined annually by the year over year change in Discovery's aggregate equity value as estimated by an external investment firm, using a consistent methodology. The appreciation in unit value of LTIP awards outstanding is recorded as compensation expense over the vesting periods. The aggregate number of units that are currently authorized to be granted under the LTIP plan approximates an 8% sharing in the change in Discovery's equity value. The 21%, or $5,913,000, decrease in LTIP expense in 2005 is the result of units being exercised in 2004, which increased the weighted average exercise price of vested options.

        Depreciation and Amortization.    The decrease in depreciation and amortization for the quarter ended March 31, 2005 is primarily due to a decrease in the depreciable asset base resulting from a reduction in the number of retail stores.

Other Income and Expense

        Interest Expense.    The increase in interest expense for the quarter ended March 31, 2005 is primarily due to a higher average outstanding debt balance during the first quarter of 2005, as compared to the first quarter of 2004, combined with an increase in average interest rates.

        Unrealized Gains from Derivative Instruments, net.    Unrealized gains from derivative transactions relate primarily to Discovery's use of derivative instruments to modify its exposure to interest rate fluctuations on its debt. These derivative contracts include a combination of swaps, caps, collars and other structured instruments. As a result of unrealized mark to market adjustments, Discovery recognized $12,253,000 and $1,441,000 in gains on these instruments during the quarters ended March 31, 2005 and 2004, respectively. The foreign exchange hedging instruments used by Discovery are spot, forward and option contracts. Additionally, Discovery enters into forward contracts to hedge non-dollar denominated cash flows and foreign currency balances. The unrealized gains were primarily driven by increases in interest rates during the quarter resulting in an increase in value of the underlying derivatives.

        Minority Interests in Consolidated Subsidiaries.    Minority interest represents increases and decreases in the estimated redemption value of mandatory redeemable interests in subsidiaries which are initially recorded at fair value. Discovery accretes or decretes the mandatorily redeemable interest in a subsidiary to its estimated redemption value through the redemption date. Based on its most recent estimates, Discovery recorded a net minority interest decretion of $1,650,000 during the three months ended March 31, 2005, compared to a net minority accretion of $2,793,000 for the three months ended March 31, 2004.

        Other.    Other represents Discovery's share of earnings (losses) of affiliates and gains (losses) on sales of investments. During the first quarter of 2005, Discovery recognized a gain of $11,961,000 related to a sale of an available for sale investment.

        Income Taxes.    Discovery's effective tax rate was 42% for both the three months ended March 31, 2005 and 2004, respectively. Discovery's effective tax rate differed from the federal income tax rate of 35% primarily due to foreign and state taxes.

Years ended December 31, 2004, 2003 and 2002

        The following discussion of Discovery's results of operations is presented in two parts to assist the reader in better understanding Discovery's operations. The first section is an overall discussion of Discovery's consolidated operating results. The second section includes a more detailed discussion of revenue and operating cash flow activity of Discovery's three operating groups: Discovery networks U.S., or U.S. networks, Discovery networks international, or international networks, and Discovery commerce, education & other.

Consolidated Results

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue
Advertising	$1,133,807	1,010,585	829,936
Subscriber fees	976,362	747,927	646,500
Other	255,177	236,535	240,339

Total revenue	2,365,346	1,995,047	1,716,775

Expenses
Cost of revenue	(846,316)	(751,578)	(699,737)
SG&A expense	(856,340)	(735,017)	(638,405)

Operating cash flow	662,690	508,452	378,633

Expenses arising from long-term incentive plans	(71,515)	(74,119)	(96,865)
Depreciation & amortization	(129,011)	(120,172)	(112,841)
Gain on sale of patents	22,007	—	—

Operating income	484,171	314,161	168,927

Other Income (Expense)
Interest expense, net	(167,420)	(159,409)	(163,315)
Unrealized gains (losses) from derivative instruments, net	45,540	21,405	(11,607)
Minority interests in consolidated subsidiaries	(54,940)	(35,965)	(45,977)
Other	2,470	(2,170)	(6,141)

Income (loss) before income taxes	309,821	138,022	(58,113)
Income tax (expense) benefit	(141,799)	(74,785)	10,057

Net income (loss)	$168,022	63,237	(48,056)

        Revenue.    Discovery's consolidated revenue increased 19% and 16% for the years ended December 31, 2004 and 2003, respectively, as compared to the corresponding prior year. Increased revenue was primarily due to increases of 31% and 16% in subscriber fee revenue for 2004 and 2003, respectively, as well as increases of 12% and 22% in advertising revenue for the same periods. Changes in other revenue did not have a significant impact on the overall revenue increase for either year. Increased subscriber fee revenue is primarily due to contractual rate increases, subscriber growth and a reduction in launch support amortization as certain affiliation agreements were extended. Subscriber fees also benefited from contractual arrangements whereby certain subscribers that were previously covered under free carriage periods with distributors were converted to paying subscribers. Increases in advertising revenue, which includes revenue from paid programming, were primarily due to increased advertising rates at the U.S. networks combined with positive developments in international networks advertising sales resulting from continued growth in subscription units. Paid programming, where Discovery sells blocks of time primarily for infomercials that are aired during the overnight hours on certain networks, represented 6%, 6% and 7% of total advertising revenue for the years ended December 31, 2004, 2003, and 2002, respectively.

        Cost of revenue and SG&A Expenses.    Consolidated operating expenses, which for purposes of this discussion includes cost of revenue and SG&A expenses, increased 15% and 11% for the years ended December 31, 2004 and 2003, respectively, as compared to the corresponding prior year. Operating expenses increased primarily as a result of higher programming costs for Discovery's U.S. networks as well as higher personnel and marketing costs at both the U.S. and international networks. Expenses related to programming, personnel and marketing made up approximately 64% of Discovery's consolidated operating expenses in 2004. Historically, these costs have not increased at the same rate as revenue due to the benefits of scale economics, combined with ongoing cost management initiatives, as described below. As a result, Discovery has been able to increase its operating cash flow as a percent of revenue from 22% in 2002 to 25% in 2003 and 28% in 2004.

        Expenses Arising from Long-term Incentive Plans.    Expenses arising from long-term incentive plans are related to Discovery's unit-based, long-term incentive plan, or LTIP, for its employees who meet certain eligibility criteria. Units are awarded to eligible employees and generally vest at a rate of 25% per year. Upon exercise, participants receive a cash payment for the increase in value of the units from the unit value on the date of issuance. Unit value is determined by the year over year change in Discovery's aggregate equity value as estimated by an external investment firm, using a consistent methodology. The appreciation in unit value of LTIP awards outstanding is recorded as compensation expense over the vesting periods. The aggregate number of units that are currently authorized to be granted under the LTIP plan approximates an 8% sharing in the change in Discovery's equity value.

        Depreciation and Amortization.    The increase in depreciation and amortization in both 2004 and 2003 is due to an increase in intangible assets resulting from acquisitions combined with increases in Discovery's depreciable asset base resulting from capital expenditures.

        Gain on Sale of Patents.    In 2004, Discovery recorded a gain on the sale of certain of its television technology patents. The $22 million gain represents the sale price less the costs incurred to sell the patents. The cost of developing the technology had been expensed in prior years to SG&A expense. Discovery does not expect a significant amount of income from patent sales in the future.

        Ongoing Cost Management Initiatives.    Discovery has an extensive library of programming and footage that provides a high quality programming resource for launching new services quickly while minimizing incremental costs. Existing programming is re-edited and updated to provide topical programming content in a cost-effective manner. In addition, Discovery has expanded its internal post-production capacity to contain programming costs further. Marketing efficiencies have been achieved through the use of internal promotion time. Growth in personnel has been contained through economies of scale and workflow improvements.

Other Income and Expense

        Interest Expense.    The increase in interest expense in 2004 is primarily due to higher levels of outstanding debt in 2004 as well as a slight increase in interest rates. Interest expense was lower in 2003, as compared with 2002 due primarily to a modest reduction in average interest rates.

        Unrealized Gains (Losses) from Derivative Instruments, net.    Unrealized gains and losses from derivative transactions relate, primarily, to Discovery's use of derivative instruments to modify its exposure to interest rate fluctuations on its debt. These instrument contracts include a combination of swaps, caps, collars and other structured instruments. At December 31, 2004, the variable to fixed interest rate instruments have a notional principal amount of $800,000,000 and have a weighted average interest rate of 5.93%. At December 31, 2004, the fixed to variable interest rate agreements have a notional principal amount of $240,000,000 and have a weighted average interest rate of 6.46%. As a result of unrealized mark to market adjustments, Discovery recognized $44,060,000, $21,548,000 and $(13,375,000) in gains (losses) on these instruments during the years ended December 31, 2004, 2003 and 2002, respectively. The foreign exchange hedging instruments used by Discovery are spot, forward and option contracts. Additionally, Discovery enters into forward contracts to hedge non-dollar denominated cash flows and foreign currency balances. At December 31, 2004, the notional amount of foreign exchange derivative contracts was $92,800,000.

        Minority Interests in Consolidated Subsidiaries.    Minority interest represents increases and decreases in the estimated redemption value of mandatory redeemable interests in subsidiaries which are initially recorded at fair value.

        Income Taxes.    Discovery's effective tax rate was 46%, 54% and 17% for 2004, 2003 and 2002, respectively. Discovery's effective tax rate differed from the federal income tax rate of 35% primarily due to foreign and state taxes.

Business Segment Results

        As noted above, we have classified Discovery's operations into three groups: U.S. networks, international networks and Discovery commerce, education & other.

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue
U.S. networks	$1,605,032	1,351,336	1,121,149
International networks	583,062	473,890	409,221
Discovery commerce, education & other	177,252	169,821	186,405

Total revenue	$2,365,346	1,995,047	1,716,775

Operating Cash Flow
U.S. networks	$599,954	486,580	416,946
International networks	97,073	68,439	15,744
Discovery commerce, education & other	(34,337)	(46,567)	(54,057)

Total operating cash flow	$662,690	508,452	378,633

Note: Discovery commerce, education & other includes intercompany eliminations.

U.S. Networks

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue
Advertising	$943,454	865,239	717,684
Subscriber fees	611,458	444,953	384,614
Other	50,120	41,144	18,851

Total revenue	1,605,032	1,351,336	1,121,149
Cost of revenue	(501,313)	(420,251)	(349,898)
SG&A expense	(503,765)	(444,505)	(354,305)

Operating cash flow	$599,954	486,580	416,946

Revenue

        In 2004, advertising revenue increased 9%, subscriber fees increased 37% and other revenue increased 22%. Substantially all of the U.S. networks saw increases in advertising revenue. Such increases were principally due to higher advertising sell-out and rates. While overall subscription units increased 5%, subscriber fees increased at a higher rate primarily due to contractual rate increases at most U.S. networks combined with a 14% increase in paying subscribers. Free viewing periods related to a number of U.S. networks, principally networks that are carried on the digital tier, expired in 2004 and Discovery began to recognize subscriber fees for those networks. Subscriber fee increases were also helped by reduced launch fee amortization, a contra-revenue item, as a result of extensions of certain affiliation agreements. Launch amortization declined from $118,888,000 in 2003 to $93,763,000 in 2004 primarily due to these extensions. Other revenue primarily increased as a result of increased revenue from Discovery's representation of BBC America.

        Revenue increased 21% in 2003 primarily due to a 21% increase in advertising revenue and a 16% increase in subscriber fees. Higher advertising revenue was primarily attributable to gains in rates and ratings across nearly all of the U.S. networks. Increased subscriber fees were due to a 20% increase in cumulative subscription units as well as a modest reduction in launch support amortization from $122,429,000 to $118,888,000. Other revenue increased as a result of increased revenue from Discovery's representation of BBC America due to increased distribution of that channel.

        The U.S. networks group has five networks (Discovery Channel, TLC, Animal Planet, Travel Channel and Discovery Health), which are currently, or pursuant to contractual launch commitments are reasonably anticipated to be, among the most widely-distributed networks in the U.S. pay television industry. Discovery's other U.S. networks are distributed primarily in DTH systems and the digital packages of cable systems and have been successful in maximizing their distribution within this more limited universe. There is, however, no guarantee that these digital networks will ever be able to gain the distribution levels or advertising rates of Discovery's five major networks. Discovery's contractual arrangements with U.S. distributors are renewed or renegotiated from time to time in the ordinary course of business. Discovery has renewed long-term contracts with distributors representing approximately 75% of the U.S. pay television universe, the majority of which have terms through 2009. Only 1% of the U.S. networks aggregate subscription units are carried under agreements that are either expired or expire in the next twelve months.

Cost of revenue and SG&A expense

        In 2004, cost of revenue increased 19%, due primarily to an increase in programming costs. Programming expense increased due to continued investment across all U.S. networks in original productions and high profile specials. The U.S. networks increased the number of hours related to first run premiere programming and exhibited one high profile special production in each quarter on the Discovery Channel. SG&A expenses increased 13% due to an increase in marketing and other variable expenses. Marketing expense increased as the company continued to invest in brand promotion, gaining audience share in a highly competitive market, and securing quality distribution of the U.S. networks. Other variable expenses increased as a result of the increase in revenue.

        In 2003, cost of revenue increased 20%, primarily due to a 19% increase in programming costs. The increase in programming costs was primarily due to Discovery's renewed emphasis on original productions with a significant increase in the number of programming hours dedicated to first run premiere programming. SG&A expense increased 25% due to a 16% increase in personnel costs and a 41% increase in marketing costs. Personnel costs increased across all of the U.S. networks resulting from the growth of the division. Marketing costs increased at most of the U.S. networks as Discovery invested in campaigns designed to raise channel awareness and increase ratings.

International Networks

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue
Advertising	$190,185	144,971	112,110
Subscriber fees	364,911	302,973	261,887
Other	27,966	25,946	35,224

Total revenue	583,062	473,890	409,221
Cost of revenue	(258,108)	(236,555)	(225,595)
SG&A expenses	(227,881)	(168,896)	(167,882)

Operating cash flow	$97,073	68,439	15,744

Revenue

        In 2004, Discovery's international networks revenue increased 23% primarily as a result of a 20% increase in subscriber fees and a 31% increase in advertising revenue. Increases in subscriber fees were driven principally by increases in subscription units in Europe and the international joint venture channels. More than half of the international networks' advertising revenue is generated by its operations in the United Kingdom with the remainder principally coming from Asia, Latin America and Continental Europe. Specific reasons for the increase in advertising revenue include: (1) higher advertising rates and higher viewership ratings in the U.K. and Latin America and (2) increased distribution in Asia.

        In 2003, revenue increased 16% as a result of a 16% increase in subscriber fees and a 29% growth in advertising revenue offset slightly by a decrease in other revenue. Subscriber fees increased due to subscription unit growth of 24% and subscription rate increases on paying subscription units across substantially all of its regions. Subscriber fee revenue grew at a slower rate than the overall increase in subscription units due to many of the new subscription units initially being in free preview status. Advertising revenue increased as a result of audience growth in the U.K. and Europe partially offset by weakness in Latin America. Other revenue decreased due to a reduction in programming sales to third parties.

        During the years ended December 31, 2004, 2003 and 2002, the international networks group's fluctuations in revenue and operating cash flow were impacted favorably by changes in the exchange rates of various foreign currencies. In the event the U.S. dollar strengthens against certain foreign currencies in the future, the international networks group's revenue and operating cash flow will be negatively impacted. Had there been no impact from changes in exchange rates of foreign currencies, the international networks would have increased revenue and operating cash flow 16% and 35% during the year ended December 31, 2004 and 9% and 208% during the year ended December 31, 2003.

Cost of revenue and SG&A expense

        In 2004, cost of revenue increased primarily due to a 2% increase in programming costs combined with the effects of foreign currency fluctuations. Discovery's ability to leverage its U.S. programming library in international markets at minimal translation costs has helped reduce programming expense as a percentage of revenue. SG&A expense for Discovery's international networks increased 35% due to a 20% increase in personnel costs and a 40% increase in marketing expenses. Increases in personnel expense are the result of adding headcount as the business expands particularly in the U.K. and Europe. Higher marketing expenses were experienced across all of the regions as the division continues to brand and create awareness for the channels. Discovery also began investing in an initiative to highlight and strengthen its lifestyles category, particularly in Europe, in the fourth quarter of 2004. Increases in other expenses were primarily due to the continued expansion of the business and unfavorable foreign currency exchange rates.

        Cost of revenue increased 5% in 2003 due to small increases in programming expense due primarily to the effects of foreign currency fluctuations. SG&A expenses were relatively consistent, only increasing 1% during the year ended December 31, 2003. Relatively modest increases in expense items despite the larger increase in revenue reflects the benefits of scale economics achieved by the international networks in 2003.

        Discovery's international businesses are subject to a number of risks including fluctuation in currency exchange rates and political unrest. In addition, the economies in many of the regions where Discovery's international businesses operate have recently experienced moderate to severe recessionary conditions, including among others, Argentina, Germany and Japan. These recessionary conditions have strained consumer and corporate spending and financial systems and financial institutions in these areas. As a result, Discovery's operations in these areas have experienced a reduction in consumer spending and demand for services.

Discovery Commerce, Education & Other

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue
Other	$202,586	189,666	193,641
Eliminations	(25,334)	(19,845)	(7,236)

Total revenue	177,252	169,821	186,405
Cost of revenue	(86,895)	(94,772)	(123,779)
SG&A expense	(124,694)	(121,616)	(116,683)

Operating Cash Flow	$(34,337)	(46,567)	(54,057)

        The majority of the financial results included in Discovery commerce, education & other are derived from Discovery's chain of retail stores in the United States. Over the past several years, pursuant to an initiative that began at the beginning of 2003, Discovery has closed retail outlets that were not profitable. The average number of retail stores was 122, 144 and 167 for the years ended December 31, 2004, 2003 and 2002, respectively.

Revenue

        The increase in revenue of 4% for Discovery commerce, education & other for the year ended December 31, 2004 was primarily due to an increase in education revenue due to acquisitions, offset by a 5% decrease in store revenue. The decrease in store revenue was due to the closure of unprofitable stores, which resulted in a 15% reduction in the average number of stores. Discovery began an initiative in 2003 to close stores that were not profitable. Lower revenue as a result of fewer stores was partially offset by a 4% improvement in same store sales.

        In 2003, overall revenue declined slightly due to 14% fewer retail stores, offset by a 30% increase in sales through Discovery's website and catalog. Store revenue was also negatively impacted by a 1% decline in same store sales.

Expenses

        In 2004, cost of revenue declined 8% due to fewer stores. This decrease was offset slightly by disposals of obsolete inventory. SG&A expenses increased due to additional expenses associated with acquired businesses within Discovery's education division combined with store closure costs offset by a reduction in store personnel costs due to lower headcount at the stores as a result of store closures throughout 2004 and 2003.

        In 2003, cost of revenue declined as a result of fewer stores as well as improvements in gross margin from changes in product mix. In 2003, Discovery increased its focus on proprietary products which typically yield higher gross margins.

        As a result of certain acquisitions and other initiatives in 2004 Discovery believes it will incur additional operating losses in its education division, which could be significant over the next several years.

Liquidity & Capital Resources

        Discovery generated $30,152,000 of cash from operations during the three months ended March 31, 2005 and used $202,435,000 of cash from operations during the comparable prior year period. The company's source of cash from operations during the three months ended March 31, 2005 was its operating cash flow offset by interest expense of $44,908,000 and working capital fluctuations. During the three months ended March 31, 2004, the company's use of cash from operations resulted from operating cash flow less cash paid for interest expense, working capital fluctuations and payments associated with the company's long-term incentive plan in the amount of $207,504,000.

        During the three months ended March 31, 2005, Discovery paid $92,874,000 to acquire mandatorily redeemable securities related to minority interests in certain consolidated subsidiaries. Discovery also spent $35,459,000 on capital expenditures during the period. Cash flows used for investing purposes during the first quarter of 2004 were not significant.

        In addition to cash provided by operations, Discovery funds its activities with proceeds borrowed under various debt facilities, including a term loan, a revolving loan facility and various senior notes payable. During the three months ended March 31, 2005 and 2004, net incremental borrowings under debt facilities aggregated $102,000,000 and $254,000,000, respectively. Total commitments of these facilities were $3,490,000,000 at March 31, 2005. Debt outstanding on these facilities aggregated $2,580,000,000 at March 31, 2005, providing excess debt availability of $910,000,000.

        All term and revolving loans and senior notes are unsecured. They contain covenants that require Discovery to meet certain financial ratios and place restrictions on the payment of dividends, sale of assets, additional borrowings, mergers, and purchases of capital stock, assets and investments. Discovery has indicated they are in compliance with all debt covenants at March 31, 2005.

        In 2005, including amounts discussed above, Discovery expects to spend approximately $125,000,000 for capital expenditures, $170,000,000 for interest expense, and approximately $50,000,000 for LTIP obligations. Amounts expensed and payable under the LTIP are dependent on future annual calculations of unit values which in turn are affected primarily by changes in Discovery's value as estimated by an external investment banking firm, annual grants of additional units, redemptions of existing units, and changes to the plan. Discovery believes that its cash flow from operations and borrowings available under its credit facilities will be sufficient to fund its working capital requirements, including LTIP obligations.

        Discovery generated $124,690,000, $154,191,000 and $139,010,000 of cash from operations during the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, the decrease in cash provided by operations was due to payments of LTIP obligations partially offset by improved net income. Additionally, Discovery paid $148,880,000 for the acquisition of a minority interest in Discovery Health. As part of his long-term incentive plan with Discovery, John Hendricks, Discovery's Founder and Chairman, had a ten-year incentive agreement that granted him a cash award equal to 1.6% of the difference between Discovery's value at December 31, 1993 and December 31, 2003 for his services as Chairman and Chief Executive Officer during the period. This cash award was paid out to Mr. Hendricks in two installments, one in December 2003 and one in February 2004. The portion of the cash award that was paid out in February 2004 along with payments to other members of the Discovery management team during 2004 totaled $240,752,000 in connection with the redemption of units pursuant to the terms of the LTIP. For a further discussion of Discovery's LTIP, please see Note 15 to the Discovery consolidated financial statements on pages F-57 to F-58.

        In addition to previous long-term incentive plans that have expired and have been paid out as described herein, Mr. Hendricks has been awarded long-term compensation units, which provide Mr. Hendricks with a total 2.5% participation in Discovery's increase in valuation in accordance with Discovery's LTIP.

        In 2003, the increase in cash provided by operations was principally attributed to Discovery reporting net income of $63,237,000 in 2003 compared to a net loss of $48,056,000 in 2002. In 2003, Discovery paid the first installment of the previously mentioned cash payment under John Hendricks' LTIP, along with payments to other members of management, in the amount of $51,023,000. Additionally, Discovery repurchased $55,334,000 of its common equity pursuant to a put right held by John Hendricks, the Founder, Chairman and then Chief Executive Officer of Discovery. Other than obligations under Discovery's LTIP, Discovery is not obligated under any other put rights with respect to Discovery equity securities and does not have any additional obligations to repurchase equity or equity-based securities of Discovery. However, under certain circumstances, Discovery may be required to buy out the minority interests in certain channels that are not currently wholly owned by Discovery. See "—Contractual Obligations."

        Contractual Obligations.    Discovery has agreements covering leases of satellite transponders, facilities and equipment. These agreements expire at various dates through 2019. Discovery is obligated to license programming under agreements with content suppliers that expire over various dates. Discovery also has other contractual commitments arising in the ordinary course of business.

        A summary of all of the expected payments for these commitments as well as future principal payments under the current debt arrangements and minimum payments under capital leases at December 31, 2004 is as follows:

	Payments due by period(2)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	amounts in thousands

Long-term debt	$2,478,000	—	534,000	1,488,000	456,000
Capital leases	32,267	5,063	11,206	7,583	8,415
Operating leases	477,755	80,088	129,987	88,932	178,748
Program license fees	638,666	296,826	128,039	112,903	100,898
Launch incentives	67,837	33,509	34,328	—	—
Other(1)	241,185	66,170	107,458	63,477	4,080

Total	$3,935,710	481,656	945,018	1,760,895	748,141

(1)
Represents Discovery's obligations to purchase goods and services whereby the underlying agreements are enforceable, legally binding and specify all significant terms. The more significant purchase obligations include: agreements related to audience ratings, market research, contracts for entertainment talent and other education and service project agreements.

(2)
Table does not include certain long-term obligations reflected in the Discovery consolidated balance sheet as the timing of the payments cannot be predicted or the amounts will not be settled in cash. The most significant of these obligations is the $322.4 million accrued under Discovery's LTIP plans. In addition, amounts accrued in the Discovery consolidated balance sheet related to derivative financial instruments are not included in the table as such amounts may not be settled in cash or the timing of the payments cannot be predicted.

        Discovery is subject to certain contractual agreements that may require Discovery to acquire the ownership interests of minority partners. At the end of 2004, Discovery estimates its aggregate obligations thereunder at approximately $319,567,000. The put rights are exercisable at various dates, certain of which have already been exercised at December 31, 2004. The amounts due associated with the put rights that have already been exercised is $142,874,000.

        In connection with the execution of long-term distribution agreements for certain of its European cable networks, Discovery is committed to pay a distributor a percentage increase in the value of these networks, if any, at the termination of the contract on December 31, 2006. Discovery adjusts its recorded liability for changes in the value of these networks each period. However, Discovery is currently unable to predict the likelihood or the terms and conditions of any renewal or extension of the distribution agreements. Discovery will record the effect of a renewed or extended distribution agreement when such terms are in place. The effect of a renewed or extended agreement could result in a payment for an amount significantly greater than the amount currently accrued.

DESCRIPTION OF OUR BUSINESS

OVERVIEW

        Discovery Holding is a holding company. Through our wholly owned subsidiary, Ascent Media, and our 50% owned equity affiliate Discovery, we are engaged primarily in (1) the production, acquisition and distribution of entertainment, educational and information programming and software, (2) the retail sale and licensing of branded and other specialty products and (3) the provision of creative, media management and network services to the media and entertainment industries. Our subsidiaries and affiliates operate in the United States, Europe, Latin America and Asia.

        We are currently a wholly owned subsidiary of LMC. LMC is a holding company, which through its ownership of interests in subsidiaries and other companies is primarily engaged in the electronic retailing, media, communications and entertainment industries. LMC is separating its interests in Ascent Media and Discovery from its other businesses by means of a spin off of our company. Following the spin off, we will be an independent, publicly traded company, and LMC will not retain any ownership interest in us.

ASCENT MEDIA

        Through our subsidiary, Ascent Media, we provide a wide variety of creative, media management and network services to the media and entertainment industries. Ascent Media's clients include the major motion picture studios, independent producers, broadcast networks, programming networks, advertising agencies and other companies that produce, own and/or distribute entertainment, news, sports, corporate, educational, industrial and advertising content.

        The assets and operations of Ascent Media are composed primarily of the assets and operations of 13 companies acquired from 2000 through 2004, including The Todd-AO Corporation, Four Media Company, certain assets of SounDelux Entertainment Group, Video Services Corporation, Group W Network Services, London Playout Centre and Sony Electronics' systems integration business. The combination and integration of these and other acquired entities allow Ascent Media to offer integrated outsourcing solutions for the technical and creative requirements of its clients, from content creation and other post-production services to media management and transmission of the final product to broadcast television stations, cable system head-ends and other destinations and distribution points.

        LMC acquired a controlling equity interest in Ascent Media, then known as The Todd-AO Corporation, on June 9, 2000. From 2000 through 2003, LMC obtained additional voting stock and convertible promissory notes of Ascent Media through the contributions of certain assets and operations acquired by LMC, as well as cash investments. The assets acquired by LMC and contributed to Ascent Media included:

  •
  100% of the common stock of Four Media Company (June 2000);

  •
  the post-production and related assets and operations of SounDelux Entertainment Group (July 2000); and

  •
  100% of the common stock of Video Services Corporation (December 2000).

        On July 1, 2003, LMC acquired all the outstanding capital stock of Ascent Media that it did not already own, in exchange for shares of LMC Series A common stock, through the merger of Amethyst Merger Sub, Inc., an indirect subsidiary of LMC, with and into Ascent Media. Because, prior to the closing of such merger, that entity held more than 90% of the common stock of Ascent Media, the transaction was able to be consummated as a "short-form" merger under Delaware law, which meant that no vote of Ascent Media's minority stockholders was held or required.

        Ascent Media's operations are organized into three main categories: creative services, media management services and network services.

  Creative Services

        Ascent Media's creative services group provides various technical and creative services necessary to complete principal photography into final products, such as feature films, movie trailers, documentaries and independent films, episodic television, TV movies and mini-series, television commercials, music videos, interactive games and new digital media, promotional and identity campaigns and corporate communications. These services are referred to generally in the entertainment industry as "post-production" services.

        Ascent Media markets its creative services under various well-known brand names, including Company 3, Digital Symphony, Encore Hollywood, FilmCore, Level 3 Post, Method, One Post, POP Sound, R!OT, Rushes, Soho Images, Soundelux, Sound One, St. Anne's Post, Modern Music and Todd-AO. The creative services client base comprises the major domestic film studios, independent television production companies, broadcast networks, advertising agencies, creative editorial companies and corporate media producers. The principal facilities of the creative services group are in Los Angeles, New York, Atlanta, San Francisco, Mexico City and London.

        Key services provided by Ascent Media's creative services group include the following:

        Dailies.    Clients require daily screening of their previous day's recorded work in order to evaluate technical and aesthetic qualities of the production and begin the creative editorial process. Ascent Media provides the film development, digital transfer from film to video, and video processing necessary for clients to view principal photography on a daily basis, also known as "dailies." For clients that record their productions on film, Ascent Media processes and prints film negatives for film projection in a linear manner. The company also delivers dailies that are transferred from film to digital media using telecine equipment. The transfer process is technically challenging and is used to integrate various forms of audio and encode the footage with feet and frame numbers from the original film. Dailies delivered as a digital file can be processed in high definition or standard definition video and can be screened in a nonlinear manner on a variety of playback equipment.

        Telecine.    Telecine is the process of transferring film into video (in either analog or digital medium). During this process, a variety of parameters can be manipulated, such as color and contrast. Because the color spectrum of film and digital media are different, Ascent Media has creative talent who utilize creative colorizing techniques, equipment and processes to enable its clients to achieve a desired visual look and feel for television commercials and music videos, as well as feature films and television shows. Ascent Media also provides live telecine services via satellite, using a secure closed network able to accurately transmit subtle color changes to connect its telecine artists with client offices or other affiliated post-production facilities.

        Digital intermediates.    Ascent Media's digital intermediates service provides customers with the ability to convert film to a high resolution digital master file for color correction, creative editorial and electronic assembly of masters in other formats. If needed, the digital file can then be converted back to film.

        Creative Editorial.    After principal photography has been completed, Ascent Media's editors assemble the various elements into a cohesive story consistent with the messaging, branding and creative direction by Ascent Media's clients, which are mainly advertising agencies. Ascent Media provides the tools and talent required to support its clients through all stages of the editing process, beginning with the low-resolution digital images and off-line editing workstations used to create an edit decision list, through the high-resolution editorial process used to complete a final product suitable for broadcast. In addition, Ascent Media is able to offer expanded communications infrastructure to provide digital images directly from the film-to-tape transfer process to a workstation through dedicated data lines.

        Visual effects.    Visual effects are used to enhance the viewing audience's experience by supplementing images obtained in principal photography with computer-generated imagery and graphical elements. Visual effects are typically used to create images that cannot be created by any other cost-effective means. Ascent Media also provides services on an array of graphics and animation workstations using a variety of software to accomplish unique effects, including three-dimensional animation.

        Assembly, formatting and duplication.    Ascent Media implements clients' creative decisions, including decisions regarding the integration of sound and visual effects, to assemble source material into its final form. In addition, Ascent Media uses sophisticated computer graphics equipment to generate titles and character imagery and to format a given program to meet specific network requirements, including time compression and commercial breaks. Finally, Ascent Media creates multiple master videotapes for delivery to the network for broadcast, archival and other purposes designated by the customer.

        Distribution.    Once a television commercial has been completed, Ascent Media provides broadcast and support services, including complete video and audio duplication, distribution, and storage and asset management, for advertising agencies, corporate advertisers and entertainment companies. Ascent Media uses domestic and international satellite, fiber and Integrated Services Digital Network, or ISDN, Internet access, and conventional air freight for the delivery of television and radio spots. Ascent Media currently houses over 85,000 commercial production elements in its vaults for future use by its clients. Ascent Media's commercial television distribution facilities in Los Angeles and San Francisco, California and its satellite hub facilities in New York, enable Ascent Media to service any regional or national client.

        Sound Supervision, Sound Design and Sound Editorial.    Ascent Media provides creative talent, state of the art facilities and support services to create sound for feature films, television content, commercials and trailers, interactive multimedia games and special live venues. Sound supervisors ensure that all aspects of sound, dialogue, sound effects and music are properly coordinated. Ascent Media's sound services include, but are not limited to, sound editing, sound design, sound effect libraries, ADR (automated dialogue replacement, a process for editing the spoken portion of a film) and Foley (non-digital sound effects).

        Music Services.    Music services are an essential component of post-production sound. Ascent Media has the technology and talent to handle all types of music-related services, including original music composition, music supervision, music editing, scoring/recording, temporary sound tracks, composer support and preparing music for soundtrack album release.

        Re-recording / Mixing.    Once the sound editors, sound designers, composers, music editors, ADR and Foley crews, and many others, have prepared all the elements that will make up the finished product, the final component of the creative sound post production process is the mix (or re-recording). Mixing a film involves the process of combining multiple elements, such as tracks of sound effects, dialogue and music, to complete the final product. Ascent Media maintains a significant number of mixing stages, purpose-built and provisioned with advanced recording equipment, capable of handling any type of project, from major motion pictures to smaller independent films.

        Sound Effects and Music Libraries.    Through its Soundelux brand, Ascent Media maintains an extensive sound effects library with over 300,000 unique sounds, which editors and clients access through the company's intranet and remotely via the Internet. The company also owns several production music libraries through its Hollywood Edge brand. Ascent Media's clients use the sound effects and music libraries in feature films, television shows, commercials, interactive and multimedia games. The company actively continues to add new, original recordings to its library.

  Media Management Services

        Ascent Media's media management services group provides owners of content libraries with a full complement of facilities and services necessary to optimize, archive, manage and repurpose media assets for global distribution via freight, satellite, fiber and the Internet. Ascent Media's media facilities are located in Burbank, Hollywood and Santa Monica, California; Northvale, New Jersey; and London, England. The media management services client base includes the major motion picture studios and their international divisions as well as independent owners of television and film libraries and emerging new media distribution channels.

        Key services provided by Ascent Media's media management services group include the following:

        Negative developing and cutting.    Ascent Media's film laboratories provide negative developing for television shows such as one-hour dramas and movie-length programming, including negative developing of "dailies" (the original negative shot during each production day), as well as the often complex and technically demanding commercial work and motion picture trailers. Ascent Media also provides negative cutting services for the distribution of commercials on film.

        Restoration, preservation and asset protection of existing and damaged content.    Through its recently-acquired facility, Cinetech, and its other laboratory facilities, Ascent Media is now a leader in film restoration, preservation and asset protection. Ascent Media's technicians use photochemical and digital processes to clean, repair and rebuild a film's elements in order to return the content to its original and sometimes improved image quality. Ascent Media also protects film element content from future degradation by transferring the film's image to newer archival film stocks. Ascent Media also provides asset protection services for its client's color library titles, which is a preservation process whereby B/W, silver image, polyester, positive and color separation masters are created, sufficiently protecting the images of new and older films.

        Transferring film to analog video or digital media.    A considerable amount of film content is ultimately distributed to the home video, broadcast, cable or pay-per-view television markets. This requires film images to be transferred to an analog video or digital file format. Each frame must be color corrected and adapted to the size and aspect ratio of a television screen in order to ensure the highest level of conformity to the original film version. Because certain film formats require transfers with special characteristics, it is not unusual for a motion picture to be mastered in many different versions. Technological developments, such as the domestic introduction of television sets with a 16 × 9 aspect ratio and the implementation of advanced and high definition digital television systems for terrestrial and satellite broadcasting, are expected to contribute to the growth of Ascent Media's film transfer business. Ascent Media also digitally removes dirt and scratches from a damaged film master that is transferred to a digital file format.

        Professional duplication and standards conversion.    Ascent Media provides professional duplication, which is the process of creating broadcast quality and resolution independent sub-masters for distribution to professional end users. Ascent Media uses master elements to make sub-masters in numerous domestic and international broadcast standards as well as up to 22 different tape formats. Ascent Media also provides standards conversion, which is the process of changing the frame rate of a video signal from one video standard, such as the United States standard (NTSC), to another, such as a European standard (PAL or SECAM). Content is regularly copied, converted and checked by quality control for use in intermediate processes, such as editing, on-air backup and screening and for final delivery to cable and pay-per-view programmers, broadcast networks, television stations, airlines, home video duplicators and foreign distributors. Ascent Media's duplication and standards conversion facilities are technically advanced with unique characteristics that significantly increase equipment capacity while reducing error rates and labor cost.

        Syndicated Television Distribution.    Ascent Media's syndication services provide AMOL-encoding and closed-captioned sub-mastering, commercial integration, library distribution, station list management and v-chip encoding. Ascent Media distributes syndicated television content by freight, satellite, fiber or the Internet, in formats ranging from low-resolution proxy streams to full-bandwidth high-definition television and streaming media.

        DVD Compression and Authoring and Menu Design.    Ascent Media also provides all stages of DVD production, including creative menu design, special feature production, project management, encoding, 5.1 surround editing and quality control. Ascent Media also prepares and optimizes content for evolving formats of digital distribution, such as video-on-demand and interactive television.

        Storage of original elements and working masters.    Ascent Media's archives are designed to store working master videotapes and film elements in a highly controlled environment protected from temperature and humidity variation, seismic disturbance, fire, theft and other external events. In addition to the physical security of the archive, content owners require frequent and regular access to their libraries. Physical elements stored in Ascent Media's archive are uniquely bar-coded and maintained in a library management database offering rapid access to elements, concise reporting of element status and element tracking throughout its travel through Ascent Media's operations.

  Network Services

        Ascent Media's network services group provides services to broadcast, cable and satellite programming networks, local television channels, broadcast syndicators, satellite broadcasters, other broadband telecommunications companies and corporations that operate private networks. Ascent Media's network services group operates from facilities located in California, Connecticut, Florida, Minnesota, New York, New Jersey, the United Kingdom and Singapore.

        Key services provided by Ascent Media's network services group include the following:

        Network origination and master control.    Ascent Media provides videotape and file-based playback and origination to cable, satellite and pay-per-view programming networks. Ascent Media accepts daily program schedules, programs, promotional materials and advertising and transmits 24 hours of seamless daily programming to cable operators, direct broadcast satellite systems and other destinations, over fiber and satellite, using automated systems for broadcast playback. Ascent Media also operates industry-standard encryption and/or compression systems as needed for customer satellite transmission and offers quality control, tape storage and trafficking services. Ascent Media operates television production studios with live-to-satellite interview services, cameras, production and audio control rooms, videotape playback and record, multi-language prompters, computerized lighting, dressing and makeup rooms and field and teleconferencing services. Ascent Media offers complete post-production services for on-air promotions, including graphics, editing, voice-over record, sound effects editing, sound mixing and music composition. For programming designed for export to other markets, Ascent Media provides language translation, subtitling and voice dubbing. Currently, over two hundred 24/7 programming feeds are supported by Ascent Media's facilities in the United States, London and Singapore.

        Satellite transport.    Ascent Media operates satellite earth station facilities in Singapore, California, New York, New Jersey, Minnesota, Connecticut and Florida. Ascent Media's facilities are staffed 24 hours a day and may be used for uplink, downlink and turnaround services. Ascent Media accesses various "satellite neighborhoods," including basic and premium cable, broadcast syndication, direct-to-home and DBS markets. Ascent Media resells transponder capacity for occasional and full-time use and bundles its transponder capacity with other broadcast and syndication services to provide a complete broadcast package at a fixed price. Ascent Media's "teleports" are high-bandwidth communications gateways with video switches and facilities for satellite, optical fiber and microwave transmission. Ascent Media's facilities offer satellite antennae capable of transmitting and receiving feeds in both C-Band and Ku-Band frequencies. Ascent Media also provides transportable services, including point-to-point microwave transmission, transportable up-link and downlink transmission and broadcast quality teleconference services.

        Engineering and systems integration.    Ascent Media designs, builds, installs and services advanced video systems for the broadcast, cable television and other broadband telecommunications industries and other professional and corporate markets. Ascent Media's engineering and systems integration clients include major broadcast networks, numerous cable channels, corporate television networks, a major telecommunications company and numerous production and post-production facilities.

  Strategy

        The entertainment services industry has been historically fragmented with numerous providers offering discrete, geographically-limited, non-integrated services. Ascent Media's services, however, span the entirety of the value chain from the creation and management of content to the delivery of content via multiple transmission paths including satellite, fiber and Internet Protocol-based networks. Ascent Media believes the breadth and range of its services uniquely provide Ascent Media the scale and flexibility necessary to realize significant operating and marketing efficiencies: a global, scaleable media services platform integrating preparation, management and transmission services; common "best practices" operations management across the Ascent Media enterprise; and integration of financial and administrative functions. In Ascent Media's media management and network services businesses, and with large institutional clients that utilize a broad range of its services, Ascent Media intends to build awareness of the Ascent Media enterprise and promote Ascent Media as a global brand name for integrated suites of services, while continuing to support the identity and customer loyalty associated with Ascent Media's established "boutique" brands in the creative services industry.

        Ascent Media's objective is to be a leading provider of services to the media and entertainment industry and to provide customers quality solutions for the creation, management and transmission of content, individually and as part of a package solution on a global basis. Ascent Media intends to achieve this objective by pursuing the following strategies:

        Establish centralized, scalable financial and operating infrastructure.    Ascent Media is building technical, operational, financial and internal control systems to improve financial administration. Ascent Media is reducing overhead through centralization and has begun to restructure its operations to improve margins and financial performance.

        Develop and grow its core businesses.    Ascent Media intends to leverage its opportunities of scale, its technical capacities, its breadth of services and its global reach in order to broaden its relationships within the organizational structure of its client base. Ascent Media intends to further integrate its facilities and operations to establish "best practices" and increase scale and capacity to drive growth. Ascent Media's goal is to deploy proven, leading technologies in a consistent manner across all of its operations. Ascent Media also expects to spend approximately $9 million in 2005 to build a digital media distribution center, in order to consolidate the digital services provided by Ascent Media's media management group, which Ascent Media believes will expand its capacity by streamlining the manufacturing processes used in Ascent Media's traditional media management businesses.

        Leverage its core businesses in the developing digital media service platform.    Ascent Media intends to leverage its existing client relationships, technological expertise and digital infrastructure to build new revenue streams in emerging new media markets. Ascent Media intends to develop new business opportunities in areas such as digital imaging, digital media management and interactive media, and, in connection with that objective, Ascent Media has created a digital asset management system to store and allow clients to manipulate, repurpose and direct Ascent Media to perform services on their digital assets. Ascent Media believes this technology can be exploited both for commercial clients (for management of advertising and marketing content) and for Ascent Media's major studio clients (for management of film and television libraries).

        Drive the convergence of traditional and new media.    Ascent Media intends to create joint ventures, partnerships and alliances with technology providers, content creators and multichannel video programming distributors to create cost effective scalable infrastructure to drive new media revenue streams. Ascent Media intends to assist in the development of industry standards and business models to help develop new media opportunities. No assurance can be given that any such new products and services will achieve market acceptance.

  Seasonality

        The demand for Ascent Media's core motion picture services, primarily in its creative services group, has historically been seasonal, with higher demand in the spring (second fiscal quarter) and fall (fourth fiscal quarter), and lower in the winter and summer. Similarly, demand for Ascent Media's television program services, primarily in its creative services group, is higher in the first and fourth quarters and lower in the summer, or third quarter. Demand for Ascent Media's commercial services, primarily in its creative services group, are fairly consistent with slightly higher activity in the third quarter. However, recent trends in the demand for television program services may result in increased business for Ascent Media in the summer. In addition, the timing of projects in Ascent Media's media management services group and network services group are beginning to offset the quarters in which there has been historically lower demand for Ascent Media's motion picture and television services. Accordingly, Ascent Media expects to experience less dramatic quarterly fluctuations in its operating performance in the future.

DISCOVERY

        Discovery Communications, Inc. is a leading global media and entertainment company. Discovery has grown from the 1985 launch in the United States of its core property, Discovery Channel, to current global operations in over 160 countries across six continents, with over 1 billion total cumulative subscription units. The company operates its businesses in three groups: Discovery networks U.S., Discovery networks international, and Discovery commerce, education and other.

        Discovery's relationships and agreements with the distributors of its channels are critical to its business as they provide Discovery's subscription revenue stream and access to an audience for advertising sales purposes. There has been a great deal of consolidation among cable and satellite television operators in the United States in recent years, with over 90% of the pay television households in the country now controlled by the top eight distributors. Discovery also operates in certain overseas markets which have experienced similar industry consolidation. Industry consolidation has generally provided more leverage to the distributors in their relationships with programmers. Accordingly, as its carriage agreements expire, Discovery may not be able to obtain terms in new carriage agreements that are comparable to terms in its existing agreements.

        Discovery earns revenue from the sale of advertising on its networks, from delivery of its programming pursuant to affiliation agreements with cable television and direct-to-home satellite operators (which is described as subscriber fees throughout this document), from licensing its programs for international distribution and from product sales in its retail outlets. Subscriber fees, as described, includes all components of revenue earned through affiliation agreements. Discovery's affiliation agreements typically have terms of 3 to 10 years and provide for payments based on the number of subscribers that receive Discovery's services. No single distributor represented more than 10% of

Discovery's consolidated revenue for the year ended December 31, 2004. Discovery has grown its global network business by securing as broad a subscriber base as possible for each of its channels by entering into affiliate agreements. After obtaining scalable distribution of its networks, Discovery invests in programming and marketing in order to build a viewing audience to support advertising sales. In certain cases, Discovery has made cash payments to distributors in exchange for carriage or has entered into contractual arrangements that allow the distributors to show certain of Discovery's channels for extended free periods. In the United States, Discovery has developed the necessary audience and ratings for its programming such that advertising sales now provide more revenue than channel subscriptions. In 2004, approximately 59% of the revenue for Discovery's U.S. networks came from advertising sales and approximately 38% was subscription revenue. Subscription revenue still accounts for the majority of the international networks' revenue base (in 2004, approximately 63% of the division's revenue came from subscriptions), and this is anticipated to be the case for the foreseeable future. As a result, growing the distribution base for existing and newly launched international networks will continue to be the primary focus of the international division.

        Discovery's principal operating costs consist of programming expense, sales and marketing expense, personnel expense and general and administrative expenses. Programming is Discovery's largest expense, representing 29% of Discovery's total operating costs in 2004. Costs incurred and capitalized for the direct production of programming content are amortized over varying periods based on the expected realization of revenue from the underlying programs. This methodology generally results in an accelerated amortization for developed U.S. networks over a four-year period and straight-line amortization for all international networks (over three years) and developing U.S. networks (over three to five years). Licensed programming is amortized over the contract period based on the expected realization of revenue. Discovery incurs sales and marketing expense to promote brand recognition and to secure quality distribution channels worldwide.

        Discovery produces original programming and acquires content from numerous producers worldwide that is tailored to the specific needs of viewers around the globe. Discovery believes it is generally well positioned for continued access to a broad range of high-quality programming for both its U.S. and international networks. It has assembled one of the largest libraries of non-fiction programming and footage in the world, due both to the aggregate purchasing power of its many networks and a policy to own as many rights as possible in the programs aired on its networks. Discovery also has long-term relationships with some of the world's most significant non-fiction program producers, including the BBC. Discovery believes the broad international appeal of its content combined with its ability to adapt its significant programming library to international markets for relatively low costs is one of its competitive advantages. Discovery is also developing programming applications designed to position the company to take advantage of emerging distribution technologies including subscription video-on-demand, IP-delivered programming, wireless and mobile.

        Discovery's other properties consist of Discovery.com and over 100 retail outlets that offer lifestyle, health, science and education oriented products, as well as products related to other programming offered by Discovery. Additionally, Discovery's newest division, Discovery education, distributes educational materials to over 85,000 schools in the United States and to schools in many countries around the world.

        Discovery is a leader in offering solutions to advertisers that allow them to reach a broad range of audience demographics in the face of increasing fragmentation of audience share. The overall industry is facing several issues with regard to its advertising revenue, including (1) audience fragmentation caused by the proliferation of other television networks, video-on-demand offerings from cable and satellite companies and broadband content offerings; (2) the deployment of digital video recording devices (DVRs), allowing consumers to time shift programming and skip or fast-forward through advertisements; and (3) consolidation within the advertising industry, shifting more leverage to the bigger agencies and buying groups.

  Discovery Networks U.S.

        Discovery networks U.S. currently operates 13 channels and provides distribution and advertising sales services for BBC America. The division's channels include Discovery Channel, TLC, Animal Planet, Travel Channel, Discovery Health, Fit TV and the following emerging digital tier networks: The Science Channel, Discovery Kids, The Military Channel, Discovery Home, Discovery Times, Discovery en Español and Discovery HD Theater, which we refer to collectively as the emerging networks. All of these channels are wholly owned by Discovery other than Animal Planet, in which Discovery's shareholders, collectively, and the British Broadcasting Corporation (BBC) each own 20%, and Discovery Times, in which The New York Times Company owns 50%. At December 31, 2004, News Corporation, Inc. owned 10% of each of Discovery Health and Fit TV, however, Discovery acquired their remaining ownership interests and settled other obligations for $97,772,000 in the first half of 2005. The division also operates web sites related to its channel businesses and various other new media businesses, including a video-on-demand offering distributed by various cable operators.

        Following is a summary of subscription units for the U.S. network's primary channels as well as the aggregate subscription units associated with its emerging networks:

	Subscription units at December 31,
	2004	2003	2002
	(amounts in thousands)
Discovery Channel	89,500	88,500	87,000
TLC(1)	87,900	87,000	85,000
Animal Planet	86,400	84,500	81,100
Travel Channel	77,000	74,100	68,400
Discovery Health	54,900	48,300	41,000
Fit TV	35,900	31,900	29,000
Emerging networks	187,300	172,600	97,000

Cumulative subscription units	618,900	586,900	488,500

(1)
Excludes 6.9 million, 6.7 million and 6.6 million subscription units associated with the U.S. feed of TLC into certain markets in Canada.

Note Regarding BBC America Representation: The above subscription units information excludes 40.9 million, 37.6 million and 33.2 million subscription units for BBC America, a service in which Discovery does not have an ownership interest but is responsible for distribution and advertising sales services in the United States.

  Discovery Networks International

        Discovery networks international, or the international networks, manages a portfolio of channels, led by Discovery Channel and Animal Planet, that are distributed in virtually every pay-television market in the world via an infrastructure that includes major operational centers in London, Singapore, New Delhi and Miami. Discovery networks international currently operates over 85 separate feeds in 33 languages with channel feeds customized according to language needs and advertising sales opportunities. Most of the division's channels are wholly owned by Discovery with the exception of (1) the international Animal Planet channels, which are generally joint ventures in which the BBC owns 50%, (2) People + Arts, which operates in Latin America and Iberia as a 50-50 joint venture with the BBC and (3) several channels in Japan and Canada, which operate as joint ventures with strategically important local partners. As with the U.S. networks division, the international networks operate web sites and other new media businesses. In 2004, the group undertook a major new initiative to re-launch certain existing networks and launch several new networks to create a package of three lifestyle-focused networks for distribution on a global basis.

        Following is a summary of subscription units for the international networks by geographic region as estimated by Discovery's management:

	Subscription Units at December 31,
	2004	2003	2002
	(amounts in thousands)
Europe*	153,700	133,200	116,000
Latin America	80,100	71,000	64,800
Asia	331,200	229,400	168,400

Cumulative subscription units	565,000	433,600	349,200

*
Europe includes Middle East and Africa

        Note: A significant number of the subscription units included above, particularly in Asia, represent subscribers that are reached through branded programming blocks on other networks, which are provided without charge.

  Discovery Commerce, Education & Other

        This group includes Discovery commerce, which operates a chain of retail stores in the United States that offer lifestyle, health, science and education-oriented products, as well as products specifically related to programming on Discovery's networks. This division also operates a catalog and electronic commerce business selling products similar to that sold in the Discovery Channel Stores, as well as a licensing business that licenses Discovery trademarks and intellectual property to third parties for the purpose of creating and selling retail merchandise.

        This group also includes Discovery education. Since 2003, Discovery has acquired three companies which were involved in the streaming business. In 2004, the company expanded beyond its traditional education businesses of airing educational programming on its networks and selling hard copies of such programs to schools and began streaming educational video material into schools via the internet. Discovery education now operates United Streaming, a leading educational broadband streaming service in the United States. This service earns revenue through annual subscription fees paid by schools and school districts which use the service.

  Discovery Stockholders' Agreement

        A subsidiary of ours, together with Cox Communications and Advance/Newhouse, and John Hendricks, the founder and Chairman of Discovery, are parties to a Stockholders' Agreement. We own 50%, and Cox Communications and Advance/Newhouse each own 25%, of Discovery. Mr. Hendricks is the record holder of one share of capital stock of Discovery; however, Mr. Hendricks cannot transfer this share, the share is subject to an irrevocable proxy in favor of Advance/Newhouse and the share is subject to a call arrangement pursuant to which Advance/Newhouse can purchase the share. Accordingly, we treat such share as being owned by Advance/Newhouse for purposes of Advance/Newhouse's percentage ownership of Discovery as described in this information statement. As a "close corporation" under Delaware law, the stockholders manage the business of Discovery, rather than a board of directors. The Stockholders' Agreement provides that a number of decisions affecting Discovery, such as, among other things, a decision to effect a fundamental change in its business, a merger or other business combination, issuance of Discovery's equity securities, approval of transactions between Discovery, on the one hand, and any of its stockholders, on the other hand, and adoption of

Discovery's annual business plan, must be approved by the holders of 80% of its outstanding capital stock. In addition, other matters, such as the declaration and payment of dividends on its capital stock, require the approval of the holders of a majority of Discovery's outstanding capital stock.

        Because we own 50%, Cox Communications owns 25% and Advance/Newhouse owns 25% of the stock of Discovery, any one of us may block Discovery from taking any action that requires 80% approval. In addition, because Cox Communications and Advance/Newhouse, on the one hand, and our company, on the other, each owns 50% of the outstanding stock of Discovery, there is the possibility that the stockholders could deadlock over various other matters, which require the approval of the holders of a majority of its capital stock. To reduce the possibility that this could occur, the stockholders have given John Hendricks, the founder and Chairman of Discovery, the right (but not the obligation), subject to certain limitations, to cast a vote to break a deadlock on certain matters requiring a majority vote for approval.

        The Stockholders' Agreement also restricts, subject to certain exceptions, the ability of a stockholder to transfer its shares in Discovery to a third party. Any such proposed transfer is subject to a pro rata right of first refusal in favor of the other stockholders. If all of the offered shares are not purchased by the other stockholders, then the selling stockholder may sell all of the offered shares to the third party that originally offered to purchase such shares at the same price and on the same terms, provided that such third party agrees to be bound by the restrictions contained in the Stockholders' Agreement. In addition, in the event that either Cox Communications or Advance/Newhouse proposes to transfer shares, Cox Communications or Advance/Newhouse, whichever is not proposing to transfer, would have the right to buy the other's shares, and if it does not elect to purchase all such shares, we would have the right to purchase any shares not purchased pursuant to that right.

        The Stockholders' Agreement also prohibits Cox Communications, Advance/Newhouse and our company from starting, or acquiring a majority of the voting power of, a basic programming service carried in the United States that consists primarily of documentary, science and nature programming, subject to certain exceptions.

        In connection with the spin off, LMC contributed to us 100% of an entity that owns a 10% interest in the Animal Planet limited partnership. The other partners of the Animal Planet include Discovery, Cox Communications, Advance/Newhouse and the BBC. The Stockholders' Agreement prohibits us from selling, transferring or otherwise disposing of either of the subsidiaries that hold the Discovery interest or Animal Planet interest, respectively, unless, after such transaction, such subsidiaries are controlled by the same person or entity.

        The foregoing summary of the Discovery Stockholders' Agreement is qualified by reference to the full text of the agreement and amendments, which are filed as exhibits to the Form 10 registration statement of which this information statement is a part.

GEOGRAPHIC AREAS

        Please see Note 15—Information about Operating Segments of our Combined Financial Statements included in this information statement for certain financial information in each geographic area in which we conduct business.

CUSTOMERS

        For the year ended December 31, 2004, no single customer accounted for more than 10% of Ascent Media's consolidated revenue. Although Ascent Media serviced over 4,000 customers during the year ended December 31, 2004, its ten largest customers accounted for approximately 45% of its consolidated revenue and its single largest customer accounted for approximately 7% of its consolidated revenue during the period. The loss of, and failure to replace, any significant portion of the services provided to any significant customer could have a material adverse effect on Ascent Media.

        For the year ended December 31, 2004, no single customer accounted for more than 10% of Discovery's consolidated revenue.

REGULATORY MATTERS

  Ascent Media

        Some of Ascent Media's subsidiary companies hold licenses and authorizations from the Federal Communications Commission, or FCC, required for the conduct of their businesses, including earth station and various classes of wireless licenses and an authorization to provide certain services pursuant to Section 214 of the Communications Act. Most of the FCC licenses held by such subsidiaries are for transmit/receive earth stations, which cannot be operated without individual licenses. The licenses for these stations are granted for a period of fifteen years and, while the FCC generally renews licenses for satellite earth stations, there can be no assurance that these licenses will be renewed at their expiration dates. Registration with the FCC, rather than licensing, is required for receiving transmissions from domestic satellites from points within the United States. Ascent Media relies on third party licenses or authorizations when it and its subsidiaries transmit domestic satellite traffic through earth stations operated by third parties. The FCC establishes technical standards for satellite transmission equipment that change from time to time and requires coordination of earth stations with land-based microwave systems at certain frequencies to assure non-interference. Transmission equipment must also be installed and operated in a manner that avoids exposing humans to harmful levels of radio-frequency radiation. The placement of earth stations or other antennae also is typically subject to regulation under local zoning ordinances.

  Discovery

        In the United States, the FCC regulates the providers of satellite communications services and facilities for the transmission of programming services the cable television systems that carry such services and, to some extent, the availability of the programming services themselves through its regulation of program licensing. Cable television systems in the United States are also regulated by municipalities or other state and local government authorities and are currently subject to federal rate regulation on the provision of basic service. Continued rate regulation or other franchise conditions could place downward pressure on the fees cable television companies are willing or able to pay for the Discovery networks. Regulatory carriage requirements also could adversely affect the number of channels available to carry the Discovery networks.

        The Cable Television Consumer Protection and Competition Act of 1992 (the 1992 Cable Act) directed the FCC to promulgate regulations regarding the sale and acquisition of cable programming between multi-channel video programming distributors (including cable operators) and satellite-delivered programming services in which a cable operator has an attributable interest. Because cable operators have an attributable interest in Discovery, the Discovery networks are subject to these rules. The legislation and the implementing regulations adopted by the FCC preclude virtually all exclusive programming contracts between cable operators and satellite programmers affiliated with any cable operator and the 1992 Cable Act requires that such affiliated programmers make their programming services available to cable operators and competing multi-channel video programming distributors on terms and conditions that do not unfairly discriminate among distributors. As a result, Discovery has not been, and will not be, able to enter into exclusive distribution agreements, which could provide more favorable terms than non-exclusive agreements.

        The 1992 Cable Act required the FCC, among other things, to prescribe rules and regulations establishing reasonable limits on the number of channels on a cable system that will be allowed to carry programming in which the owner of such cable system has an attributable interest. In 1993, the FCC adopted such channel carriage limits. However, in 2001, the United States Court of Appeals for the District of Columbia Circuit found that the FCC had failed to justify adequately the channel carriage limit, vacated the FCC's decision and remanded the rule to the FCC for further consideration. In response to the Court's decision, the FCC issued a further notice of proposed rulemaking in 2001 to consider channel carriage limitations, which remains pending. If such channel carriage limitations are implemented, the ability of Cox Communications and Advance/Newhouse to carry the full range of Discovery's networks could be limited.

        The 1992 Cable Act granted broadcasters a choice of must carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must carry rights and, depending on a cable system's channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could adversely affect the Discovery networks by limiting their carriage of such services in cable systems with limited channel capacity. In 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television stations may assert rights to carriage of both analog and digital signals during the transition to digital television and to carriage of all digital signals. On February 10, 2005, the FCC denied mandatory dual carriage of a television station's analog and digital signals during the digital television transition and mandatory carriage of all digital signals, other than its "primary" signal. Television station owners may seek judicial review of the FCC's decision or legislative change.

        In 2004, the FCC's Media Bureau conducted a notice of inquiry proceeding regarding the feasibility of selling video programming services "a la carte", i.e. on an individual or small tier basis. The Media Bureau released a report on November 19, 2004, which concluded that a la carte sales of video programming services would not result in lower video programming costs for most consumers and that they would adversely affect video programming networks. Although the FCC concluded this proceeding, it is possible that Congress may consider a la carte proposals in the future.

        In general, authorization from the FCC must be obtained for the construction and operation of a communications satellite. Satellite orbital slots are finite in number, thus limiting the number of carriers that can provide satellite transponders and the number of transponders available for transmission of programming services. At present, however, there are numerous competing satellite service providers that make transponders available for video services to the cable industry. The FCC also regulates the earth stations uplinking to and/or downlinking from such satellites.

        The regulation of programming services is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements must be anticipated and there can be no assurance that our business will not be adversely affected by future legislation, new regulation or deregulation.

  International Regulatory Matters

        Video distribution and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country, although in some significant respects regulation in Western European markets is harmonized under the regulatory structure of the European Union, which we refer to as the EU. Adverse regulatory developments could subject our businesses to a number of risks. See "Risk Factors—Factors Relating to our Business—Our businesses are subject to risks of adverse government regulation." Regulations could limit growth, revenues and the number and types of services offered. In addition, regulation may restrict our operations and subject them to further competitive pressure, including restrictions imposed on foreign programming distributors that could limit the content they may carry in ways that affect us adversely. Failure to comply with current or future regulation of our businesses could expose our businesses to various penalties.

COMPETITION

        The creative media services industry is highly competitive, with much of the competition centered in Los Angeles, California, the largest and most competitive market, particularly for domestic television and feature film production as well as for the management of content libraries. We expect that competition will increase as a result of industry consolidation and alliances, as well as from the emergence of new competitors. In particular, major motion picture studios such as Paramount Pictures, Sony Pictures Corporation, Twentieth Century Fox, Universal Pictures, The Walt Disney Company, Metro-Goldwyn-Mayer and Warner Brothers, while Ascent Media's customers, can perform similar services in-house with substantially greater financial resources than Ascent Media's, and in some cases significant marketing advantages. These studios may also outsource their requirements to other independent providers like us or to other studios. Thomson, a French corporation, is also a major competitor of Ascent Media, particularly under its Technicolor brand. Ascent Media also actively competes with certain industry participants that have a unique operating niche or specialty business. There is no assurance that Ascent Media will be able to compete effectively against these competitors, but we believe that Ascent Media's breadth of services is unique among most of its competitors in the entertainment services industry, particularly in terms of the range of service offerings Ascent Media provides within each business segment. We believe that Ascent Media's reputation and brand names are acknowledged and recognized for their contribution to creating quality content, and that Ascent Media's ability to offer integrated solutions within and across its business segments sets it apart from its competitors. We believe that Ascent Media's competitive advantages lie in the breadth and scalability of its services and the ability to package those services in a cost effective manner, the reputation and accessibility of its creative talent, its relationships with its client base and Ascent Media's ability to distribute content worldwide.

        The business of distributing programming for cable and satellite television is highly competitive, both in the United States and in foreign countries. Discovery competes with other programmers for distribution on a limited number of channels. Increasing concentration in the multichannel video distribution industry could adversely affect Discovery by reducing the number of distributors available to carry Discovery's networks, subjecting more of Discovery's subscriber fees to volume discounts and increasing the distributors' bargaining power in negotiating new affiliation agreements. Once distribution is obtained, Discovery's programming services compete, in varying degrees, for viewers and advertisers with other cable and off-air broadcast television programming services as well as with other entertainment media, including home video, pay-per-view services, online activities, movies and other forms of news, information and entertainment. Discovery also competes, to varying degrees, for creative talent and programming content. Our management believes that important competitive factors include the prices charged for programming, the quantity, quality and variety of the programming offered and the effectiveness of marketing efforts.

PROPERTIES

        We share our executive offices in Englewood, Colorado under a services agreement with LMC. All of our other real or personal property is owned or leased by our subsidiaries or affiliates.

        Ascent Media's operations are conducted at over 100 properties. In the United States, Ascent Media occupies owned and leased properties in California, Connecticut, Florida, Georgia, New Jersey

and New York; the network services group also operates a satellite earth station and related facilities in Minnesota. Internationally, Ascent Media has owned and leased properties in London, England. In addition, the creative services group operates a leased facility in Mexico City, Mexico, the media management services group has a 50% owned equity affiliate with facilities in Barcelona and Madrid, Spain, and the network services group operates two leased facilities in the Republic of Singapore. Worldwide, Ascent Media leases approximately 1.3 million square feet and owns another 370,000 square feet. In the United States, Ascent Media's leased properties total approximately 1 million square feet and have terms expiring between September 2005 and December 2012. Several of these agreements have extension options. The leased properties are used for our technical operations, office space and media storage. Ascent Media's international leases have terms that expire between September 2005 and August 2019, and are also used for technical operations, office space and media storage. Over half of the international leases have extension clauses. Approximately 240,000 square feet of Ascent Media's owned properties are located in Southern California, with another 80,000 square feet located in Northvale, New Jersey, Atlanta, Georgia, Minneapolis, Minnesota and Stamford, Connecticut. In addition, Ascent Media owns approximately 50,000 square feet in London, England. Nearly all of Ascent Media's owned properties are purpose-built for its technical and creative service operations. Ascent Media's facilities are adequate to support its current near term growth needs.

        Discovery's operations are conducted from over 35 facilities in 18 countries. Discovery owns its global corporate headquarters in Silver Spring, Maryland and owns an origination facility and data center in Sterling, Virginia. In addition, Discovery leases regional office space elsewhere in the North America, Europe, Latin America, Asia, Australia and India. Discovery leases retail space for its Discovery Channel Stores.

EMPLOYEES

        We currently have no corporate employees. We anticipate that subsequent to the spin off, LMC will provide us with certain management and administrative services pursuant to the services agreement, which will include the services of our executive officers who will remain executive officers of LMC after the spin off. See "Inter-Company Agreements—Services Agreement."

        As of December 31, 2004, Ascent Media had approximately 3,800 employees, most of which worked on a full-time basis. Approximately 2,400 of Ascent Media's employees were employed in the United States, with the remaining 1,400 employed outside the United States, principally in the United Kingdom and the Republic of Singapore. Approximately 350 of Ascent Media's employees belong to either the International Alliance of Theatrical Stage Employees in the United States or the Broadcasting Entertainment Cinematograph and Theatre Union in the United Kingdom.

        As of December 31, 2004, Discovery had approximately 3,800 employees.

LEGAL PROCEEDINGS

  Ascent Media

        On November 30, 2001, Paul Dujardin filed a complaint against LMC and Ascent Media in the U.S. District Court for the Southern District of New York, alleging violations of Section 10(b), Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, common law fraud, negligent misrepresentation, breach of the earnout provisions of an acquisition agreement involving the sale of Mr. Dujardin's company, Triumph Communications, Inc., to Ascent Media in July 2000, and breach of contract for failure to make Mr. Dujardin head of what was then known as Ascent Media's "networks group." Mr. Dujardin claims in excess of $15 million in compensatory damages, plus unspecified punitive damages. On February 13, 2002, Ascent Media and LMC filed a motion to dismiss Mr. Dujardin's complaint in its entirety. On March 15, 2005, the court issued an order granting in substantial part the motion to dismiss. Specifically, the court dismissed with prejudice the securities fraud claims based on allegations that Ascent Media and LMC engaged in transactions designed to conceal the value of Ascent Media's stock. The court also dismissed with prejudice the breach of contract claim for failure to make Mr. Dujardin head of the networks group. The court then dismissed, but without prejudice, the securities fraud and common law fraud claims based on allegations that Ascent Media falsely promised to appoint Mr. Dujardin president of the networks group and granted Mr. Dujardin permission to reassert these fraud claims in an amended complaint. On April 4, 2005, Mr. Dujardin filed an amended complaint against Ascent Media and LMC alleging a violation of Section 10(b), Rule 10b-5 and Section 20 of the Securities Exchange Act of 1934, and a common law fraud claim, each based solely on allegations that Ascent Media falsely promised to appoint Mr. Dujardin president of the networks group. Mr. Dujardin claims in excess of $10 million in compensatory damages, plus unspecified punitive damages, on his fraud claims. Mr. Dujardin also seeks damages of approximately $1,050,000 against Ascent Media arising out of a breach of contract claim involving the earnout provisions of the Triumph acquisition agreement. On May 4, 2005, Ascent Media filed its answer to the amended complaint. Ascent Media contends that it has satisfied its obligations to Mr. Dujardin by delivering to him the earnout shares at issue and that, in any event, any alleged monetary damages are substantially less than the amounts sought by Mr. Dujardin in the amended complaint. Ascent Media believes that Mr. Dujardin's remaining claims are without merit and intends to vigorously defend its rights. However, no assurance can be given that Ascent Media will prevail in such litigation. Pursuant to the reorganization agreement to be entered into prior to the spin off, we will agree to indemnify LMC from any liability and expenses relating to this matter. See "Certain Inter-Company Agreements—Reorganization Agreement."

        In addition, Ascent Media, or its operating entities, is a defendant and may be a potential defendant (or may be obligated to indemnify or reimburse a named defendant), in lawsuits and claims arising in the ordinary course of business. While the outcomes of such claims, lawsuits, or other proceedings cannot be predicted with certainty, management expects that such liability, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the financial condition of Ascent Media.

  Discovery

        Discovery is involved in litigation incidental to the conduct of its business. While the outcome of such litigation cannot be predicted with certainty, Discovery does not expect that the outcome of such litigation will have a material adverse effect on the financial condition of Discovery.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information concerning our directors and executive officers, including a five year employment history and any directorships held in public companies:

Name	Positions
John C. Malone Born March 7, 1941	Chief Executive Officer and Chairman of the Board of our company since March 9, 2005, and a director of our company since May 3, 2005. Dr. Malone has served as Chairman of the Board and a director of LMC since 1990. Dr. Malone served as Chairman of the Board and a director of Liberty Satellite & Technology, Inc. from December 1996 to August 2000. Dr. Malone also served as Chairman of the Board of Tele-Communications, Inc. ("TCI") from November 1996 to March 1999; and Chief Executive Officer of TCI from January 1994 to March 1999. Dr. Malone is Chairman of the Board of LGI and a director of The Bank of New York.
Robert R. Bennett Born April 19, 1958
President of our company since March 9, 2005, and director of our company since May 3, 2005. Mr. Bennett has served as President and Chief Executive Officer of LMC since April 1997 and has held various executive positions since LMC's inception in 1990. Mr. Bennett is a director of LMC and OpenTV Corp.
David J.A. Flowers Born May 17, 1954
Senior Vice President and Treasurer of our company since March 9, 2005. Mr. Flowers has served as Senior Vice President of LMC since October 2000 and Treasurer of LMC since April 1997. Mr. Flowers served as a Vice President of LMC from June 1995 to October 2000.
Paul A. Gould Born September 27, 1945
A Director of our company since May 3, 2005. Mr. Gould has also served as a Managing Director and Executive Vice President of Allen & Company Incorporated, an investment banking services company, for more than the last five years. Mr. Gould is a director of LMC, Ampco-Pittsburgh Corporation and LGI.
M. LaVoy Robison Born September 6, 1935
A Director of our company since May 3, 2005. Mr. Robison has been executive director and a board member of The Anschutz Foundation (a private foundation) since January 1998. Mr. Robison is a director of LMC.
Albert E. Rosenthaler Born August 29, 1959
Senior Vice President of our company since March 9, 2005. Mr. Rosenthaler has served as a Senior Vice President of LMC since April 2002. Prior to joining LMC, Mr. Rosenthaler was a tax partner in the accounting firm of Arthur Andersen LLP for more than five years.
Christopher W. Shean Born July 16, 1965
Senior Vice President and Controller of our company since March 9, 2005. Mr. Shean has served as Senior Vice President of LMC since January 2002 and Controller of LMC since October 2000. Mr. Shean served as a Vice President of LMC from October 2000 until January 2002. Prior to joining LMC, Mr. Shean served in the assurance practice of the accounting firm of KPMG LLP for more than five years, most recently as a partner.

Charles Y. Tanabe Born November 27, 1951
Senior Vice President, General Counsel and Secretary of our company since March 9, 2005. Mr. Tanabe has served as Secretary of LMC since April 2001 and a Senior Vice President and General Counsel of LMC since January 1999.
J. David Wargo Born October 1, 1953
A Director of our company since May 3, 2005. Mr. Wargo has served as President of Wargo & Company, Inc., a private investment company specializing in the communications industry, since January 1993. Mr. Wargo is a director of Strayer Education, Inc., OpenTV Corp. and LGI.

        The executive officers named above will serve in such capacities until the next annual meeting of our board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of the directors, by blood, marriage or adoption.

        During the past five years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.

Board Composition

        Our board of directors currently consists of five directors, divided among three classes. Our Class I director, whose term will expire at the annual meeting of our shareholders in 2006, is J. David Wargo. Our Class II directors, whose term will expire at the annual meeting of our shareholders in 2007, are Paul A. Gould and M. LaVoy Robison. Our Class III directors, whose term will expire at the annual meeting of our shareholders in 2008, are Robert R. Bennett and John C. Malone. At each annual meeting of our shareholders, the successors of that class of directors whose term(s) expire at that meeting shall be elected to hold office for a term expiring at the annual meeting of our shareholders held in the third year following the year of their election. The directors of each class will hold office until their respective death, resignation or removal and until their respective successors are elected and qualified.

Committees of the Board

        Our board of directors has established an executive committee, whose members are Robert R. Bennett, Paul A. Gould and John C. Malone. Except as specifically prohibited by the General Corporation Law of the State of Delaware, the executive committee may exercise all the powers and authority of our board in the management of our business and affairs, including the power and authority to authorize the issuance of shares of our capital stock.

        Our board of directors has also established an audit committee, whose members are Mr. Gould, Mr. Robison and Mr. Wargo. The audit committee will review and monitor the corporate financial reporting and the internal and external audits of our company. The committee's functions will include, among other things:

  •
  appointing or replacing our independent auditors;

  •
  reviewing and approving in advance the scope and the fees of our annual audit and reviewing the results of our audits with our independent auditors;

  •
  reviewing and approving in advance the scope and the fees of non-audit services of our independent auditors;

  •
  reviewing compliance with and the adequacy of our existing major accounting and financial reporting policies;

  •
  reviewing our management's procedures and policies relating to the adequacy of our internal accounting controls and compliance with applicable laws relating to accounting practices;

  •
  reviewing compliance with applicable Securities and Exchange Commission, stock exchange and national association of securities dealers rules regarding audit committees; and

  •
  preparing a report for our annual proxy statement.

        Our board of directors has established a compensation committee, whose members are Mr. Gould, Mr. Robison and Mr. Wargo. The compensation committee will review and make recommendations to our board regarding all forms of compensation provided to our executive officers and directors. In addition, the compensation committee will review and make recommendations on bonus and stock compensation arrangements for all of our employees and will have sole responsibility for the administration of our incentive plan.

        The board, by resolution, may from time to time establish certain other committees of the board, consisting of one or more of our directors. Any committee so established will have the powers delegated to it by resolution of the board, subject to applicable law.

Executive Compensation

        We have not yet paid any compensation to any of our executive officers and, for the immediate future, our executive officers will not receive any compensation directly from us. After the spin off, each of our executive officers will continue to be employed and compensated by LMC. Pursuant to the services agreement between us and LMC, we will make payments to LMC based upon a portion of LMC's cost for our executive officers (taking into account wages and benefits) based upon the anticipated percentages of time to be spent by our executive officers performing services for us. See "Certain Inter-Company Agreements—Services Agreement." The following tables set forth information relating to compensation from LMC to our Chief Executive Officer and each of the other persons who we anticipate will serve as our four other most highly compensated executive officers following the spin off, who we refer to as our "named executive officers." The compensation set forth below does not necessarily reflect the compensation to be paid by our company to our named executive officers in the future.

Summary Compensation Table

		Annual Compensation								Long-Term Compensation
Name and Principal Position with Liberty	Year	Salary(1)			Bonus		Other Annual Compensation			Securities Underlying Options/SARs		All Other Compensation
John C. Malone Chief Executive Officer	2004 2003 2002	$ $ $	2,700 2,600 4,200		$ $ $	— — —	$ $ $	642,071 435,857 207,050	(3) (3) (3)	— — —		$ $ $	270 260 410	(6) (6) (6)
Robert R. Bennett President	2004 2003 2002	$ $ $	1,038,462 1,000,000 1,000,000		$ $ $	1,000,000 — —	$ $ $	235,026 200,022 251,432	(4) (4) (4)	1,000,000 1,000,000 —		$ $ $	20,500 817,521 20,000	(6) (6)(7) (6)
David J.A. Flowers Senior Vice President and Treasurer	2004 2003 2002	$ $ $	516,846 438,000 425,000		$ $ $	— — —	$ $ $	— — —		250,000 200,000 —		$ $	20,500 20,000 20,000	(6) (6) (6)
Albert E. Rosenthaler Senior Vice President	2004 2003 2002	$ $ $	550,308 514,423 307,692	(2)	$ $ $	— — —	$ $ $	— — —		250,000 250,000 513,000	(5)	$ $ $	20,500 20,000 17,307	(6) (6) (6)
Charles Y. Tanabe Senior Vice President and General Counsel	2004 2003 2002	$ $ $	676,866 632,788 615,000		$ $ $	— — —	$ $ $	— — —		225,000 250,000 —		$ $	20,500 20,000 20,000	(6) (6) (6)

(1)
In 2002 and 2003, LMC's executive officers' annual salaries were based on 26 bi-weekly pay periods per year. In 2004, due to the timing of LMC's pay days, the executive officers' annual salaries were based on 27 bi-weekly pay periods.

(2)
Mr. Rosenthaler's employment with LMC commenced on April 1, 2002. Accordingly, the 2002 compensation included in the table represents nine months of employment.

(3)
Includes $216,236, $317,970 and $240,443 of compensation related to Dr. Malone's personal use of LMC's aircraft and flight crew during 2004, 2003 and 2002, respectively, which compensation has been calculated based upon the aggregate incremental cost of such usage to LMC. In accordance with applicable Treasury Regulations, LMC included in Dr. Malone's reportable income for 2004, 2003 and 2002 $74,163, $111,997 and $76,735, respectively, of compensation related to his personal use of LMC's aircraft and flight crew. Also includes $425,835, $213,219 and $188,127 in 2004, 2003 and 2002, respectively, related to reimbursement of Dr. Malone's legal and accounting fees for tax and estate planning purposes. Dr. Malone's employment agreement with LMC was amended in 2003 to provide for payment or reimbursement of professional fees and other expenses incurred by Dr. Malone for estate, tax planning and other services, and for personal use of LMC's aircraft and flight crew. The aggregate amount of such payments or reimbursements and the value of his personal use of LMC's aircraft is limited to $500,000 per year. For purposes of Dr. Malone's employment agreement, the value of his aircraft use is determined in accordance with applicable Treasury Regulations.

(4)
Includes $184,359, $187,809 and $245,763 of compensation related to Mr. Bennett's personal use of LMC's aircraft and flight crew during 2004, 2003 and 2002, respectively, which compensation has been calculated based upon the aggregate incremental cost of such usage to LMC. In accordance with applicable Treasury Regulations, LMC included in Mr. Bennett's reportable income for 2004, 2003 and 2002 $71,926, $68,525 and $66,525, respectively, of compensation related to his personal use of our aircraft and flight crew. During calendar years 2003 through 2008, Mr. Bennett is entitled to compensation relating to his personal use of LMC's aircraft and flight crew averaging $250,000 per year. The value of this usage will be calculated based upon the aggregate incremental cost of this usage to LMC.

(5)
The numbers of shares reflect adjustments for LMC's rights offering which concluded in December 2002.

(6)
Amounts represent contributions to the Liberty Media 401(k) Savings Plan (the "Liberty Savings Plan"). The Liberty Savings Plan provides employees with an opportunity to save for retirement. The Liberty Savings Plan participants may contribute up to 10% of their compensation, and LMC contributes a matching contribution of 100% of the participants' contributions. Participant contributions to the Liberty Savings Plan are fully vested upon contribution.

Generally, participants acquire a vested right in LMC contributions as follows:

Years of service	Vesting Percentage
Less than 1	0%
1-2	33%
2-3	66%
3 or more	100%

With respect to LMC contributions made to the Liberty Savings Plan in 2004, 2003 and 2002, all of the named executive officers are fully vested. Directors who are not employees of LMC are ineligible to participate in the Liberty Savings Plan. Under the terms of the Liberty Savings Plan, employees are eligible to participate after three months of service.

(7)
Pursuant to the terms of an agreement entered into in 1991, from January 1992 through December 2001, LMC paid the premiums due on two $1,250,000 split-dollar, whole life insurance policies for the benefit of Mr. Bennett, and Mr. Bennett granted an assignment of policy benefits in LMC's favor in the amounts of the premiums we paid. Consistent with the terms of the agreement, in 2003, the compensation committee of LMC's board of directors determined to terminate the assignment in LMC's favor of, and all LMC's obligations under, these policies. In connection with this termination, Mr. Bennett is not required to repay any premiums LMC paid on these policies. LMC has treated the termination of assignment of policy benefits in its favor as a compensatory bonus to Mr. Bennett in an amount equal to the aggregate cash surrender value of the policies ($397,835), and LMC paid Mr. Bennett an amount equal to the remaining premium payments necessary to fully fund the unfunded policy ($48,777), together with an additional $350,909 "gross-up" to account for taxes due on the total bonus. In addition, LMC reimbursed Mr. Bennett for the September 2002 premium payment he made on the unfunded policy in an amount equal to $16,259.

Option and SAR Grants in Last Fiscal Year

        We did not grant any stock options or stock appreciation rights to our named executive officers during the year ended December 31, 2004. The grant of any stock options or stock appreciation rights following the spin off will be determined by the compensation committee of our board of directors. The following table sets forth certain information concerning stock options and stock appreciation rights granted under the Liberty Media Corporation 2000 Incentive Plan (as amended and restated

effective April 19, 2004) during its fiscal year ended December 31, 2004, to our named executive officers:

	Number of securities underlying SARs granted	Percent of total SARs granted to employees in fiscal year	Exercise or base price ($/sh)(1)	Expiration Date	Grant date present value(2)
John C. Malone	—	—	$—	—	—
Robert R. Bennett	1,000,000	24.9%	$8.45	August 6, 2014	$4,364,715
David J.A. Flowers	250,000	6.2%	$8.45	August 6, 2014	$1,091,179
Albert E. Rosenthaler	250,000	6.2%	$8.45	August 6, 2014	$1,091,179
Charles Y. Tanabe	225,000	5.6%	$8.45	August 6, 2014	$982,061

(1)
Represents the closing market price per share of Liberty Series A common stock on August 6, 2004.

(2)
The value shown is based upon the Black-Scholes model and is stated on a present value basis. The key assumptions used in the model for purposes of this calculation include the following: (a) a 4.2% discount rate; (b) a 32.0% volatility factor; (c) the 10-year option term; (d) the closing price of LMC Series A common stock on August 6, 2004; and (e) a per share exercise price of $8.45. The actual value realized will depend upon the extent to which the stock price exceeds the exercise price on the date the SAR is exercised. Accordingly, the realized value, if any, will not necessarily be the value determined by the model.

        Each option and stock appreciation right with respect to LMC common stock outstanding as of the record date will be adjusted in connection with the spin off. See "The Spin Off—Treatment of LMC Stock Incentive Awards" for a discussion of such adjustments.

  LMI Spin Off Adjustment Option Grants

        In connection with the spin off of its then-wholly owned subsidiary, LMI, in June 2004 and pursuant to the antidilution provisions of the Liberty Media Corporation 2000 Incentive Plan (as Amended and Restated Effective April 19, 2004), LMC's incentive plan committee determined to make adjustments to outstanding LMC options and stock appreciation rights (collectively, Awards). As of the record date for the LMI spin off, which was 5:00 p.m., New York City time, on June 1, 2004, each outstanding Award held by LMC employees who work in departments that were expected to provide services to LMI were divided into (A) an option to purchase shares of the corresponding series of LMI common stock equal to 0.05 times the number of Awards held by the option holder and (B) an Award to purchase shares of LMC common stock equal to the same number and series of shares of LMC common stock for which the outstanding Award was exercisable prior to the adjustment. The aggregate exercise price of each Award was allocated between the new LMI option and the adjusted LMC Award, such that the new LMI option had an exercise price equal to the fair value of the applicable series of LMI common stock on the adjustment date and the remaining portion of the exercise or base price of the Award was allocated to the adjusted LMC Award. As a result of these adjustments, our named executive officers received LMI options, which were subsequently adjusted by LMI in connection with the LMI rights offering that commenced on July 26, 2004. These LMI options, as so adjusted, are set forth in the table below:

	Number of securities underlying options granted	Series of LMI Common Stock	Exercise price	Expiration date
John C. Malone	610,927	Series B	$37.88	February 28, 2011
	147	Series A	$33.92	December 31, 2005
	74	Series A	$33.92	February 3, 2007
Robert R. Bennett	887,227	Series B	$37.88	February 28, 2011
	8	Series A	$33.92	November 17, 2004
	1,364	Series A	$33.92	July 11, 2007
	53,192	Series A	$33.92	July 31, 2013
David J.A. Flowers	78,558	Series A	$33.92	February 28, 2011
	10,639	Series A	$33.92	July 31, 2013
Albert E. Rosenthaler	27,277	Series A	$33.92	April 1, 2012
	13,298	Series A	$33.92	July 31, 2013
Charles Y. Tanabe	104,743	Series A	$33.92	February 28, 2011
	13,298	Series A	$33.92	July 31, 2013

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

        None of our named executive officers held options to purchase our common stock during the year ended December 31, 2004. The following table sets forth certain information concerning exercises of options and/or stock appreciation rights for LMC's common stock during the year ended December 31, 2004, by our named executive officers:

Aggregated Option/SAR Exercises in the Last Fiscal Year and
Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at December 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at December 31, 2004 Exercisable/ Unexercisable ($)
John C. Malone
Series A
Exercisable	—	$—	4,125	$—
Unexercisable	—	$—	—	$—
Series B
Exercisable	—	$—	7,465,891	$—
Unexercisable	—	$—	4,019,891	$—
Robert R. Bennett
Series A
Exercisable	—	$—	225,640	$340,000
Unexercisable	—	$—	1,800,000	$3,890,000
Series B
Exercisable	—	$—	10,841,904	$—
Unexercisable	—	$—	5,837,949	$—
David J.A. Flowers
Series A
Exercisable	—	$—	999,961	$68,000
Unexercisable	—	$—	$68,000	$904,500
Albert E. Rosenthaler
Series A
Exercisable	—	$—	178,200	$143,972
Unexercisable	—	$—	834,600	$1,149,416
Charles Y. Tanabe
Series A
Exercisable	—	$—	1,329,948	$85,000
Unexercisable	—	$—	1,114,204	$909,250

Compensation of Directors

        Each of our directors who is not an officer or employee of our company will be entitled to a retainer of $50,000 per year, payable quarterly in arrears, plus a fee of $1,000 for each board meeting he attends. In addition, the chairman and each other member of the audit committee of our board of directors will be entitled to a fee of $5,000 and $2,000, respectively, for each audit committee meeting he attends. Each member of the executive committee and the compensation committee who is not an employee of our company will be entitled to a fee of $1,000 for each committee meeting he attends. Fees to our directors will be payable in cash. In addition, we will reimburse members of our board for travel expenses incurred to attend any meetings of our board or any committee thereof.

Employment Contracts and Termination of Employment and Change in Control Arrangements

        Except as described below, we will have no employment contracts, termination of employment agreements or change of control agreements with any of our named executive officers at the time of the spin off.

Lock-Up Agreement

        The following is a summary of the terms of the lock-up agreement between our company and the Chairman of our board of directors, John C. Malone. This summary may not contain all of the information that is important to you. It is qualified in its entirety by reference to the full text of the lock-up agreement, a copy of which is included as Exhibit 10.10 to the Form 10 registration statement of which this information statement is a part.

        In connection with the spin off, our board of directors requested that John C. Malone enter into a lock-up agreement pursuant to which he would agree not to transfer shares of our Series B common stock or any options to purchase shares of our Series B common stock for a period of time after the spin off. Accordingly, we entered into an agreement with Dr. Malone on [                ], 2005, pursuant to which Dr. Malone agreed, subject to certain exceptions, not to transfer any shares of our Series B common stock or any options to purchase shares of our Series B common stock owned by him (whether acquired in connection with the spin off or later), or enter into any agreement to transfer the shares or options. These transfer restrictions are subject to a number of exceptions including:

  •
  transfers to certain of Dr. Malone's family members or entities he or they control,

  •
  transfers in connection with estate planning and charitable giving,

  •
  transfers to us in connection with the exercise of options to purchase Series B common stock, and

  •
  transfers to any entity that (i) has equity securities traded on a national securities exchange or market, (ii) Dr. Malone, his family members and entities he or they control collectively own, or after the permitted transfer would own, and have the right to vote, securities representing twenty percent or more of the outstanding voting power of the entity and (iii) no other person owns or has the right to vote securities of the entity representing a greater percentage of the outstanding voting power of the entity than Dr. Malone, his family members and the entities he or they control. We refer to the entities described in this bullet point as "Permitted Malone Transferees."

        In connection with transfers pursuant to certain of these exceptions, the applicable transferee will be required to enter into an agreement with our company having similar restrictions as the lock-up agreement. In addition, Dr. Malone may convert shares of our Series B common stock into shares of our Series A common stock in accordance with our restated certificate of incorporation and he may pledge or grant a security interest in his shares or options in connection with a bona fide financing or hedging transaction so long as he retains the right to vote the shares and the pledgee, grantee or counter party in the transaction agrees to convert any shares of our Series B common stock it receives in the event of a default, foreclosure or other acquisition of Dr. Malone's shares or options into shares of our Series A common stock. The transfer restrictions will not apply to any transfer of shares or options in connection with a transaction pursuant to which a person (other than Dr. Malone, his family members, entities he or they control or a Permitted Malone Transferee) acquires beneficial ownership of fifty percent or more of the voting power of our outstanding capital stock so long as our board of directors has approved the transaction or in connection with the transaction the board or a court has taken actions that would terminate or render ineffective our shareholder rights plan or redeem the rights issued under the plan. We refer to such a transaction as a "Company Control Transaction."

        The lock-up agreement will terminate upon the earliest to occur of the eighteen month anniversary of the date of the agreement, the death of Dr. Malone and the consummation of a Company Control Transaction.

Equity Compensation Plan Information

Discovery Holding Incentive Plan

General

        The compensation committee is currently comprised of three members: Paul Gould, LaVoy Robison and J. David Wargo. As of the distribution date, each member will be a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Code. The compensation committee has the full power and authority to grant eligible persons the awards described below and determine the terms and conditions under which any awards are made.

        The incentive plan is designed to provide additional remuneration to certain employees and independent contractors for exceptional service and to encourage their investment in our company. The incentive plan is also intended to (1) attract persons of exceptional ability to become officers and employees of our company and (2) induce independent contractors to provide services to our company. Our employees (including employees who are officers or directors of our company or any of our subsidiaries) and independent contractors are eligible to participate and may be granted awards under the incentive plan. Awards may be made to any such employee, officer or contractor whether or not he or she holds or has held awards under this plan or under any other plan of our company or any of our affiliates.

        The number of individuals who will receive awards under the incentive plan will vary from year to year and will depend on various factors, such as the number of promotions and our hiring needs during the year, and thus we cannot determine future award recipients.

        The compensation committee may grant non-qualified stock options, stock appreciation rights (SARs), restricted shares, stock units, cash awards, performance awards or any combination of the foregoing under the incentive plan (collectively, awards). The maximum number of shares of any series of our common stock with respect to which awards may be issued under the incentive plan is 20 million. No person may be granted in any calendar year awards covering more than 2 million shares of our common stock. In addition, no person may receive payment for performance awards during any calendar year in excess of $10 million.

        Shares of our common stock will be made available from either our authorized but unissued shares or shares that have been issued but reacquired by our company. Shares of our common stock that are subject to (1) any award that expires, terminates or is annulled for any reason without having been exercised and (2) any award of restricted shares or stock units that is forfeited prior to becoming vested, will once again be available for distribution under the incentive plan.

        The compensation committee also has the power to:

  •
  interpret the incentive plan and adopt any rules, regulations and guidelines for carrying out the incentive plan that it believes are proper;

  •
  correct any defect or supply any omission or reconcile any inconsistency in the incentive plan or related documents;

  •
  determine the form and terms of the awards made under the incentive plan, including persons eligible to receive the award and the number of shares or other consideration subject to awards;

  •
  provide that option exercises may be paid in cash, by check, by promissory note (subject to applicable law), in common stock, by cashless exercise, by broker-assisted exercise or any combination of the foregoing; and

  •
  delegate to any subcommittee its authority and duties under the incentive plan unless a delegation would adversely impact the availability of transaction exemptions under Rule 16b-3 of the Exchange Act, and the deductibility of compensation for federal income tax purposes.

Options

        Non-qualified stock options entitle the holder to purchase a specified number of shares of common stock at a specified exercise price subject to the terms and conditions of the option grant. The price at which options may be exercised under the incentive plan will be no less than the fair market value of the applicable series of our common stock as of the day the option is granted. The compensation committee determines, in connection with each option awarded to a holder, (1) the exercise price, (2) whether that price is payable in cash, by check, by promissory note, in whole shares of any series of our common stock, by the withholding of shares of our common stock issuable upon exercise of the option, by cashless exercise, or any combination of the foregoing, (3) other terms and conditions of exercise, (4) restrictions on transfer of the option and (5) other provisions not inconsistent with the incentive plan. Options granted under the incentive plan are generally non-transferable during the lifetime of an option holder, except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Stock Appreciation Rights

        SARs entitle the recipient to receive a payment in stock equal to the excess value of the stock (on the day the right is exercised) over the price specified in the grant. A SAR may be granted to an option holder with respect to all or a portion of the shares of common stock subject to the related option (a tandem SAR) or granted separately to an eligible employee (a free-standing SAR). Tandem SARs are exercisable only to the extent that the related option is exercisable. Upon the exercise or termination of the related option, the related tandem SAR will be automatically cancelled to the extent of the number of our shares of common stock with respect to which the related option was so exercised or terminated. Free-standing SARs are exercisable at the time and upon the terms and conditions as provided in the relevant agreement. The base price of a free-standing SAR will be no less than the fair market value of the applicable series of our common stock as of the day the free-standing SAR is granted. SARs granted under the incentive plan are also generally non-transferable during the lifetime of a SAR holder, except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Restricted Shares

        Restricted shares are shares of our common stock that become vested and may be transferred upon completion of the restriction period. Restricted shares may be issued at either the beginning or end of the restriction period. Individual agreements may provide that dividend equivalents will be paid during the restriction period in the event that shares are to be issued at the end of the restriction period. An agreement under which restricted shares are issued may provide that the holder of the shares may be paid a cash amount any time after the shares become vested. Upon the applicable vesting date, all or the applicable portion of restricted shares will vest, any retained distributions or unpaid dividend equivalents with respect to the such restricted shares will vest to the extent that the restricted shares related thereto have vested, and any cash award to be received by the holder with respect to such restricted shares will become payable.

Stock Units

        Shares of our common stock or units based upon the fair market value of our common stock may also be awarded under the incentive plan. The compensation committee has the power to determine the terms, conditions, restrictions, vesting requirements and payment rules for awards of stock units.

Cash Awards

        The compensation committee may also provide for the grant of cash awards. A cash award is a bonus paid in cash that is based solely upon the attainment of one or more performance goals that have been established by the compensation committee. The terms, condition and limitations applicable to any cash awards will be determined by the compensation committee.

Performance Awards

        At the discretion of the compensation committee, performance awards payable in cash may be granted and any of the other above-described awards may be designated a performance award. Performance awards will be contingent upon performance measures applicable to a particular period, as established by the compensation committee, based upon any one or more of the following:

  •
  increased revenue;

  •
  net income measures (including, but not limited to, income after capital costs and income before or after taxes);

  •
  stock price measures (including, but not limited to, growth measures and total stockholder return);

  •
  price per share of common stock;

  •
  market share;

  •
  earnings per share (actual or targeted growth);

  •
  earnings before interest, taxes, depreciation and amortization;

  •
  economic value added (or an equivalent metric);

  •
  market value added;

  •
  debt to equity ratio;

  •
  cash flow measures (including, but not limited to, cash flow return on capital, cash flow return on tangible capital, net cash flow and net cash flow before financing activities);

  •
  return measures (including, but not limited to, return on equity, return on average assets, return on capital, risk-adjusted return on capital, return on investors' capital and return on average equity);

  •
  operating measures (including operating income, funds from operations, cash from operations, after-tax operating income, sales volumes, production volumes and production efficiency);

  •
  expense measures (including, but not limited to, overhead costs and general and administrative expense);

  •
  margins;

  •
  stockholder value;

  •
  total stockholder return;

  •
  proceeds from dispositions;

  •
  total market value; and

  •
  corporate values measures (including ethics compliance, environmental and safety).

        Such performance measures may apply to the holder, to one or more business units or divisions of our company or the applicable sector, or to our company as a whole. Goals may also be based upon performance relative to a peer group of companies. If the compensation committee intends for the performance award to be granted and administered in a manner that preserves the deductibility of the compensation resulting from such award in accordance with Section 162(m) of the Code, the performance goals must be established (1) no later than 90 days after the commencement of the period of service to which the performance goals relate and (2) prior to the completion of 25% of such period of service. The compensation committee may modify or waive the performance goals or conditions to the granting or vesting of a performance award unless the performance award is intended to qualify as performance-based compensation under Section 162(m) of the Code. Section 162(m) of the Code generally disallows deductions for compensation in excess of $1 million for some executive officers unless the awards meet the requirements for being performance-based.

Awards Generally

        The awards described above may be granted either individually, in tandem or in combination with each other. Under certain conditions, including the occurrence of an approved transaction, a board change or a control purchase (all as defined in the incentive plan), options and SARs will become immediately exercisable, the restrictions on restricted shares will lapse and stock units will become fully vested, unless individual agreements state otherwise. In addition, if a holder's service terminates due to death or disability (as defined in the incentive plan), options and SARs will become immediately exercisable, the restrictions on restricted shares will lapse and stock units will become fully vested, unless individual agreements state otherwise.

Adjustments

        The number and kind of shares of common stock which may be awarded, optioned or otherwise made subject to awards under the incentive plan, the number and kind of shares of common stock covered by outstanding awards and the purchase or exercise price and any relevant appreciation base with respect to any of the foregoing are subject to appropriate adjustment in the compensation committee's discretion, as the compensation committee deems equitable, in the event (1) we subdivide our outstanding shares of any series of our common stock into a greater number of shares of such series of common stock, (2) we combine our outstanding shares of any series of common stock into a smaller number of shares of such series of common stock or (3) there is a stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin off, combination, exchange of shares, warrants or rights offering to purchase such series of common stock, or any other similar corporate event (excluding approved transactions (as defined in the incentive plan)).

Amendment and Termination of the Incentive Plan

        The compensation committee may terminate the incentive plan at any time prior to the tenth anniversary of the date on which the incentive plan became effective. The compensation committee may also suspend, discontinue, modify or amend the incentive plan any time prior to the tenth anniversary of the date on which the incentive plan became effective. However, before an amendment can be made that would adversely affect a participant who has already been granted an award, the participant's consent must be obtained, unless the change is necessary to comply with section 409A of the Code. No awards can be made under the incentive plan after the tenth anniversary of the date on which the incentive plan became effective.

Discovery Holding Non-Employee Director Incentive Plan

        The director plan is designed to encourage investment in our company by our non-employee directors and to more fully align their interests with the interests of our existing shareholders. The director plan is administered by the full board of directors. The board has the full power and authority to grant eligible non-employee directors the awards described below and determine the terms and conditions under which any awards are made, and may delegate certain administrative duties to our employees.

        The board may grant non-qualified stock options, stock appreciation rights, restricted shares, stock units, any combination of the foregoing or cash under the director plan (collectively, awards). Only non-employee members of our board of directors are eligible to receive awards under the director plan. The maximum number of shares of any series of our common stock with respect to which awards may be issued under the director plan and which may be issued in lieu of director compensation under the director plan is 5 million. Shares of our common stock will be made available from either our authorized but unissued shares or shares that have been issued but reacquired by our company. Shares of our common stock that are subject to (1) any award that expires, terminates or is annulled for any reason without having been exercised and (2) any award of restricted shares or stock units that is forfeited prior to becoming vested, will once again be available for distribution under the director plan.

        The board also reserves the power to:

  •
  interpret the director plan and adopt any rules, regulations and guidelines for carrying out the director plan that it believes are proper;

  •
  correct any defect or supply any omission or reconcile any inconsistency in the director plan or related documents;

  •
  determine the form and terms of awards made under the director plan, including directors eligible to receive awards and the number of shares or other consideration subject to awards;

  •
  provide that option exercises may be paid in cash, by check, in common stock, by cashless exercise, by broker-assisted exercise or any combination of the foregoing; and

  •
  delegate to company employees certain administrative or ministerial duties in carrying out the purposes of the director plan.

Options

        Non-qualified stock options entitle the holder to purchase a specified number of shares of common stock at a specified exercise price subject to the terms and conditions of the option grant. The price at which options may be exercised under the director plan will be no less than the fair market value of the applicable series of our common stock as of the day the option is granted. The board determines, in connection with each option awarded to a holder, (1) the exercise price, (2) whether that price is payable in cash, by check, by promissory note, in whole shares of any series of our common stock, by the withholding of shares of our common stock issuable upon exercise of the option, by cashless exercise or any combination of the foregoing or other legal consideration, (3) other terms and conditions of exercise, (4) restrictions on transfer of the option and (5) other provisions not inconsistent with the director plan. Options granted under the director plan are generally non-transferable during the lifetime of an option holder, except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Stock Appreciation Rights

        SARs entitle the recipient to receive a payment in stock equal to the excess value of the stock (on the day the right is exercised) over the price specified in the grant. A SAR may be granted to an option holder with respect to all or a portion of the shares of common stock subject to the related option (a tandem SAR) or granted separately to an eligible director (a free-standing SAR). Tandem SARs are exercisable only to the extent that the related option is exercisable. SARs are also generally non-transferable during the lifetime of a SAR holder, subject to prescribed exceptions. Upon the exercise or termination of the related option, the related tandem SAR will be automatically cancelled to the extent of the number of our shares of common stock with respect to which the related option was so exercised or terminated. Free-standing SARs are exercisable at the time and upon the terms and conditions as provided in the relevant agreement. The base price of a free-standing SAR will be no less than the fair market value of the applicable series of our common stock as of the day the free-standing SAR is granted. SARs granted under the director plan are also generally non-transferable during the lifetime of a SAR holder, except as permitted by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

Restricted Shares

        Restricted shares are shares of our common stock that become vested and may be transferred upon completion of the restriction period. Restricted shares may be issued at either the beginning or end of the restriction period. Individual agreements may provide that dividend equivalents will be paid during the restriction period in the event that shares are to be issued at the end of the restriction period. An agreement under which restricted shares are issued may provide that the holder of the shares may be paid a cash amount any time after the shares become vested. Upon the applicable vesting date, all or the applicable portion of restricted shares will vest, any retained distributions or unpaid dividend equivalents with respect to the such restricted shares will vest to the extent that the restricted shares related thereto have vested, and any cash award to be received by the holder with respect to such restricted shares will become payable.

Stock Units

        Shares of our common stock or units based upon the fair market value of our common stock may also be distributed as an award under the director plan. The board has the power to determine the terms, conditions, restrictions, vesting requirements and payment rules for awards of stock units.

Awards Generally

        The awards described above may be granted either individually, in tandem or in combination with each other. Under certain conditions, including the occurrence of an approved transaction, a board change or a control purchase (all as defined in the director plan), options and SARs will become immediately exercisable, the restrictions on restricted shares will lapse and stock units will become fully vested, unless individual agreements state otherwise. In addition, if a holder's service terminates due to death or disability (as defined in the director plan), options and SARs will become immediately exercisable, the restrictions on restricted shares will lapse and stock units will become fully vested, unless individual agreements state otherwise.

Adjustments

        The number and kind of shares of common stock which may be awarded, optioned or otherwise made subject to awards under the director plan, the number and kind of shares of common stock covered by outstanding awards and the purchase or exercise price and any relevant appreciation base with respect to any of the foregoing are subject to appropriate adjustment in the board's discretion, as the board deems equitable, in the event (1) we subdivide our outstanding shares of any series of our common stock into a greater number of shares of such series of common stock, (2) we combine our outstanding shares of any series of common stock into a smaller number of shares of such series of common stock or (3) there is a stock dividend, extraordinary cash dividend, reclassification, recapitalization, reorganization, split-up, spin off, combination, exchange of shares, warrants or rights offering to purchase such series of common stock, or any other similar corporate event (excluding approved transactions (as defined in the director plan)).

Amendment and Termination of the Director Plan

        The board of directors may terminate the director plan at any time prior to the tenth anniversary of the date on which the director plan became effective. The board may also suspend, discontinue, modify or amend the director plan any time prior to the tenth anniversary of the date on which the director plan became effective. However, before an amendment can be made that would adversely affect a non-employee director who has already been granted an award, the non-employee director's consent must be obtained, unless the change is necessary to comply with section 409A of the Code. No awards can be made under the director plan after the tenth anniversary of the date on which the director plan became effective.

U.S. Federal Income Tax Consequences

        The following is a summary of the general rules of present U.S. federal income tax law relating to the tax treatment of non-qualified stock options, SARs, restricted shares, stock units and cash awards issued under the incentive plan and the director plan. The discussion is general in nature and does not take into account a number of considerations that may apply based upon the circumstances of a particular holder under the incentive plan and the director plan, including the possibility that a holder may not be subject to U.S. federal income taxation.

Non-Qualified Stock Options; SARs

        Holders will not realize taxable income upon the grant of a non-qualified stock option or a SAR. Upon the exercise of a non-qualified stock option or a SAR, the holder will recognize ordinary income (subject to withholding, if applicable) in an amount equal to the excess of (1) the fair market value on the date of exercise of the shares received over (2) the exercise price (if any) he or she paid for the shares. The holder will generally have a tax basis in any shares of our common stock received pursuant to the exercise of a SAR, or pursuant to the cash exercise of a non-qualified stock option, that equals the fair market value of such shares on the date of exercise. Subject to the discussion under "—Certain Tax Code Limitations on Deductibility" below, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the holder under the foregoing rules. The disposition of the shares of our common stock acquired upon exercise of a non-qualified stock option will ordinarily result in capital gain or loss.

        Under current rulings, if a holder transfers previously held shares in satisfaction of part or all of the exercise price of a non-qualified stock option, the holder will recognize income with respect to the shares received, but no additional gain will be recognized as a result of the transfer of such previously held shares in satisfaction of the non-qualified stock option exercise price. Moreover, that number of shares received upon exercise that equals the number of previously held shares surrendered in satisfaction of the non-qualified stock option will have a tax basis that equals, and a holding period that includes, the tax basis and holding period of the previously held shares surrendered in satisfaction of the non-qualified stock option exercise price. Any additional shares received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the holder, plus the amount of ordinary income recognized by the holder with respect to the shares received.

Cash Awards; Stock Units; Restricted Shares

        A holder will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time such cash is otherwise made available for the holder to draw upon it. A holder will not have taxable income upon the grant of a stock unit but rather will generally recognize ordinary compensation income at the time the holder receives cash in satisfaction of such stock unit or shares of common stock in satisfaction of such stock unit in an amount equal to the fair market value of the shares received.

        Generally, a holder will not recognize taxable income upon the grant of restricted shares, and we will not be entitled to any federal income deduction upon the grant of such award. The value of the restricted shares will generally be taxable to the holder as compensation income in the year or years in which the restrictions on the shares of common stock lapse. Such value will equal the fair market value of the shares on the date or dates the restrictions terminate. A holder, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares subject to the restricted share award on the date of such grant as compensation income in the year of the grant of the restricted share award. The holder must make such an election pursuant to Section 83(b) of the Code within 30 days after the date of grant. If such an election is made and the holder later forfeits the restricted shares to us, the holder will not be allowed to deduct, at a later date, the amount such holder had earlier included as compensation income.

        A holder who is an employee will be subject to withholding for federal, and generally for state and local, income taxes at the time the holder recognizes income under the rules described above with respect to the cash or the shares of our common stock received pursuant to awards. Dividends that are received by a holder prior to the time that the restricted shares are taxed to the holder under the rules described in the preceding paragraph are taxed as additional compensation, not as dividend income. The tax basis of a holder in the shares of our common stock received will equal the amount recognized by the holder as compensation income under the rules described in the preceding paragraph, and the holder's holding period in such shares will commence on the date income is so recognized.

        Subject to the discussion under "—Certain Tax Code Limitations on Deductibility" below, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the holder under the foregoing rules.

Section 409A

        Awards under our incentive plans have features that could cause them to be treated as deferred compensation arrangements. The AJCA significantly alters the tax law relating to nonqualified deferred compensation arrangements, through the adoption of the new section 409A of the Code, and imposes significant penalties for noncompliance. Specifically, if a deferred compensation arrangement does not comply with section 409A, deferred amounts will be taxed currently at the employee's marginal rate, interest will be assessed at the underpayment rate established by the IRS plus one percent, measured from the later of the deferral date or the vesting date, and a penalty will be assessed equal to 20% of the taxable amount of compensation. The IRS is expected to promulgate additional regulations and guidelines for employers seeking to comply with new Code section 409A, but such regulations and guidelines are still evolving. The incentive plan and the director plan will be administered in a manner that is in good faith compliance with section 409A and applicable regulations.

        We intend that any awards under the incentive plan and the director plan satisfy the applicable requirements of section 409A. If any plan provision or award would result in the imposition of an additional tax under section 409A, such plan provision or award will be amended to avoid imposition of the additional tax. No action taken to comply with section 409A will be deemed to adversely affect the employee's rights under any award.

Certain Tax Code Limitations on Deductibility

        In order for us to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. Our ability to obtain a deduction for future payments under the incentive plan could also be limited by Section 280G of the Code, which provides that certain excess parachute payments made in connection with a change of control of an employer are not deductible. Our ability to obtain a deduction for amounts paid under the incentive plan could also be affected by Section 162(m) of the Code, which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to certain employees to $1 million during any taxable year. However, certain exceptions apply to this limitation in the case of performance-based compensation. It is intended that the incentive plan will satisfy certain of the requirements for the performance-based exception and that we will be able to comply with the requirements of the Code and Treasury Regulation Section 1.162-27 with respect to the grant and payment of certain performance-based awards (including certain options and stock appreciation rights) under the incentive plan so as to be eligible for the performance-based exception. However, it may not be possible in all cases to satisfy all of the requirements for the exception and we may, in our sole discretion, determine that in one or more cases it is in our best interests not to satisfy the requirements for the performance-based exception. The incentive plan will be administered by the compensation committe of our board of directors and the incentive plan and the director plan will each be submitted for shareholder approval at our 2006 annual meeting of shareholders.

Security Ownership of Certain Beneficial Owners

        The following table sets forth information, to the extent known by us or ascertainable from public filings, concerning shares of LMC's common stock beneficially owned by each person or entity (excluding any of our directors and any of our executive officers) known by us to own more than five percent of the outstanding shares of LMC's common stock. The percentage of LMC common stock beneficially owned by each person or entity reflects the percentage of our common stock that would have been beneficially owned by such persons on April 29, 2005, had the record date for the spin off occurred on that date.

        The percentage ownership information is based upon 2,679,967,732 shares of LMC Series A common stock and 121,062,825 shares of LMC Series B common stock outstanding as of April 29, 2005.

Name and Address of Beneficial Owner	Series of Stock	Number of Shares		Percent of Class	Voting Power
		(in thousands)
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	Series A	141,455	*	5.3%	3.6%
Citigroup Global Markets Holdings Inc. 388 Greenwich Street New York, NY 10013	Series A	135,892	**	5.1%	3.5%
Citigroup Inc. 399 Park Avenue New York, NY 10043	Series A	145,024	**	5.4%	3.7%

*
The number of shares of common stock in the table is based upon the Schedule 13G dated December 31, 2004, filed by Capital Research and Management Company with respect to LMC

  Series A common stock. Capital Research, an investment advisor, is the beneficial owner of 141,454,800 shares of LMC Series A common stock, as a result of acting as investment advisor to various investments companies, but disclaims beneficial ownership pursuant to Rule 13d-4. The Schedule 13G reflects that Capital Research has no voting power over and sole dispositive power over these shares.

**
This number of shares of common stock is based upon the Schedule 13G dated December 31, 2004, filed jointly by Citigroup Global Markets Holdings, Inc. and Citigroup Inc. with respect to LMC Series A common stock. Citigroup Global is the beneficial owner of 135,892,163 shares of LMC Series A common stock and Citigroup is the beneficial owner of 145,023,975 shares of LMC Series A common stock. The number of shares owned by Citigroup Global includes certain shares as to which beneficial ownership is disclaimed. The number of shares owned by Citigroup includes the shares beneficially owned by Citigroup Global and certain shares as to which beneficial ownership is disclaimed.

Security Ownership of Management

        The following table sets forth information with respect to the ownership by each director and each of our named executive officers and by all of our directors and executive officers as a group of shares of LMC Series A common stock and LMC Series B common stock, as of April 29, 2005. The percentage of LMC common stock beneficially owned by each named executive officer and by all of our directors and executive officers as a group reflects the percentage of our common stock that would have been beneficially owned by such persons on April 29, 2005, had the record date for the spin off occurred on that date.

        The security ownership information is given as of April 29, 2005 and, in the case of percentage ownership information, is based upon 2,679,967,732 shares of LMC Series A common stock and 121,062,825 shares of LMC Series B common stock outstanding on that date.

        Shares of common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after April 29, 2005, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of the following presentation, beneficial ownership of shares of LMC Series B common stock, though convertible on a one-for-one basis into shares of LMC Series A common stock, is reported as beneficial ownership of LMC Series B common stock only, and not as beneficial ownership of LMC Series A common stock. So far as is known to us, the persons indicated below have sole voting power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class		Voting Power
		(in thousands)
John C. Malone	LMC Series A LMC Series B	15,817 116,671	(1)(2)(3)(4) (1)(4)(5)	* 89.4%		29.7%
Robert R. Bennett	LMC Series A LMC Series B	4,007 13,761	(6)(7)(8) (7)(8)	* 10.2%		3.5%
Paul A. Gould	LMC Series A LMC Series B	1,707 600	(9)	*		*
M. LaVoy Robison	LMC Series A LMC Series B	26 0	(10)	*		*
J. David Wargo	LMC Series A LMC Series B	168 0	(11)(12)	*		*
David J.A. Flowers	LMC Series A LMC Series B	1,681 0	(13)(14)(15)	*		*
Albert E. Rosenthaler	LMC Series A LMC Series B	313 0	(16)(17)	*		*
Christopher W. Shean	LMC Series A LMC Series B	333 0	(18)(19)	*		*
Charles Y. Tanabe	LMC Series A LMC Series B	1,971 0	(20)(21)(22)	*		*
All directors and executive officers as a group (9 persons)	LMC Series A LMC Series B	26,022 131,032	(3)(8)(12)(15)(23)(24)(25) (5)(8)(24)(25)	1.0 90.8	% %	32.4%

*
Less than one percent

(1)
Includes 1,505,043 shares of LMC Series A common stock and 3,409,436 shares of LMC Series B common stock held by Dr. Malone's wife, Mrs. Leslie Malone, as to which shares Dr. Malone has disclaimed beneficial ownership.

(2)
Includes 766,203 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(3)
Includes 3,300 shares of LMC Series A common stock held by a trust with respect to which Dr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(4)
Includes beneficial ownership of 4,125 shares of LMC Series A common stock and 9,475,457 shares of LMC Series B common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options. Dr. Malone has the right to convert the options to purchase shares of LMC Series B common stock into options to purchase shares of LMC Series A common stock.

(5)
In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of our former parent company, TCI, TCI entered into a call agreement with Dr. Malone and Dr. Malone's wife and a call agreement with the Magness Group. In connection with AT&T's acquisition of TCI, TCI assigned to LMC its rights under these call agreements. As a result, LMC has the right, under certain circumstances, to acquire shares of LMC Series B common stock owned by the Malones. The call agreement also prohibits the Malones from disposing of their shares of LMC Series B common stock, except for certain exempt transfers (such as transfers to related parties or to the other group or public sales of up to an aggregate of 5% of their shares of LMC Series B common stock after conversion to shares of LMC Series A common stock) and except for a transfer made in compliance with LMC's call rights. The call agreement does not apply to any shares of our common stock that the Malones acquire in the spin off or otherwise.

(6)
Includes 29,904 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(7)
Includes beneficial ownership of 225,640 shares of LMC Series A common stock and 13,760,879 shares of LMC Series B common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options. Mr. Bennett has the right to convert the options to purchase shares of LMC Series B common stock into options to purchase shares of LMC Series A common stock.

(8)
Includes 1,246,596 shares of LMC Series A common stock and 400 shares of LMC Series B common stock owned by Hilltop Investments, Inc., which is jointly owned by Mr. Bennett and his wife, Mrs. Deborah Bennett.

(9)
Includes beneficial ownership of 30,750 shares of LMC Series A common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options and stock appreciation rights.

(10)
Includes beneficial ownership of 22,000 shares of LMC Series A common stock, which may be acquired within 60 days of April 29, 2005 pursuant to stock appreciation rights.

(11)
Includes beneficial ownership of 8,750 shares of LMC Series A common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock appreciation rights.

(12)
Includes 157,873 shares of LMC Series a common stock held in various accounts managed by Mr. Wargo, as to which shares Mr. Wargo has disclaimed beneficial ownership.

(13)
Includes 13,338 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(14)
Includes beneficial ownership of 1,258,413 shares of LMC Series A common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options and stock appreciation rights.

(15)
Includes 27,000 shares of LMC Series A common stock owned by AIKD Investment, Inc., which is solely owned by Mr. Flowers.

(16)
Includes 6,168 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(17)
Includes beneficial ownership of 306,400 shares of LMC Series A common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options and stock appreciation rights.

(18)
Includes 13,060 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(19)
Includes beneficial ownership of 317,938 shares of LMC Series A common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options and stock appreciation rights.

(20)
Includes 7,573 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(21)
Includes 3,068 shares of LMC Series A common stock held by Mr. Tanabe's wife, Arlene Bobrow, as to which shares Mr. Tanabe has disclaimed beneficial ownership.

(22)
Includes beneficial ownership of 1,674,550 shares of LMC Series A common stock, which may be acquired within 60 days of April 29, 2005 pursuant to stock options.

(23)
Includes 830,682 shares of LMC Series A common stock held by the Liberty 401(k) Savings Plan.

(24)
Includes 1,508,111 shares of LMC Series A common stock and 3,409,436 shares of LMC Series B common stock held by relatives of certain directors and executive officers, as to which shares beneficial ownership by such directors and executive officers has been disclaimed.

(25)
Includes beneficial ownership of 3,826,566 shares of LMC Series A common stock and 23,236,336 shares of LMC Series B common stock, which may be acquired within 60 days after April 29, 2005 pursuant to stock options and stock appreciation rights. The options to purchase shares of LMC Series B common stock may be converted, at the option of the holder, into options to purchase shares of LMC Series A common stock.

CERTAIN INTER-COMPANY AGREEMENTS

Agreements with LMC

        Following the spin off, our company and LMC will operate independently, and neither will have any ownership interest in the other. In order to govern certain of the ongoing relationships between our company and LMC after the spin off and to provide mechanisms for an orderly transition, we and LMC are entering into certain agreements pursuant to which we will obtain services from LMC, and we and LMC will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we are entering into with LMC. This summary is qualified by reference to the full text of the agreements to be filed as exhibits to the Form 10 registration statement of which this information statement is a part.

Reorganization Agreement

        Prior to the record date, we will enter into a reorganization agreement with LMC and Ascent Media to provide for, among other things, the principal corporate transactions required to effect the spin off, certain conditions to the spin off and provisions governing the relationship between our company and LMC with respect to and resulting from the spin off.

        The reorganization agreement will provide that, on or prior to the record date, LMC will transfer to us, or cause its other subsidiaries to transfer to us, all of the interests in Ascent Media and LMC's 50% ownership interest in Discovery Communications. The reorganization agreement will also provide for mutual indemnification obligations, which are designed to make our company financially responsible for substantially all liabilities that may exist relating to the business of Ascent Media and LMC's ownership interest in Discovery prior to the spin off, as well as for all liabilities incurred by our company after the spin off, and to make LMC financially responsible for all potential liabilities of our company which are not related to our businesses, including, for example, any liabilities arising as a result of our company having been a subsidiary of LMC.

        In addition, the reorganization agreement will provide for each of our company and LMC to preserve the confidentiality of all confidential or proprietary information of the other party for three years following the spin off, subject to customary exceptions, including disclosures required by law, court order or government regulation.

        The reorganization agreement may be terminated, and the spin off may be abandoned, at any time prior to the date of the spin off, by and in the sole discretion of the LMC board of directors, without the approval of LMC's shareholders or anyone else. In such event, LMC will have no liability to any person under the reorganization agreement or any obligation to effect the spin off.

Services Agreement

        On or before the date of the spin off, we will enter into a services agreement with LMC, pursuant to which, following the spin off, LMC will provide us with specified services and benefits, including:

  (1)
  shared office space, including furniture, furnishings and building services, at LMC's executive headquarters;

  (2)
  technical assistance (including management information systems, network maintenance and data storage), computers, office supplies, postage, courier service and other office services;

  (3)
  insurance administration and risk management services;

  (4)
  other services typically performed by LMC's treasury, legal, investor relations, tax and accounting personnel; and

  (5)
  such other services as we and LMC may from time to time mutually determine to be necessary or desirable.

        We will make payments to LMC under the services agreement based upon a portion of LMC's personnel costs (taking into account wages and benefits) of the LMC officers and employees who are expected to provide services to us, including the executive officers of LMC who will also act as our executive officers. These personnel costs will be based upon the anticipated percentages of time to be spent by LMC personnel performing services for us under the services agreement. We will also reimburse LMC for direct out-of-pocket costs incurred by LMC for third party services provided to us. We and LMC will evaluate all charges for reasonableness semi-annually and make any adjustments to these charges as we and LMC mutually agree upon. Based upon the current personnel costs of the affected LMC personnel and our anticipated percentage usage thereof, the fees payable to LMC for the first year of the services agreement are expected to be approximately $1 million.

        The services agreement will continue in effect until the close of business on December 31, 2005, and will be renewed automatically for successive one-year periods thereafter, unless earlier terminated (1) by us at any time on at least 30 days' prior written notice, (2) by LMC at the end of the initial term or any renewal term, upon at least 180 days' prior notice, (3) by LMC upon written notice to our company, following certain changes in control of our company or our company being the subject of certain bankruptcy or insolvency-related events or (4) by us upon written notice to LMC, following certain changes in control of LMC or LMC being the subject of certain bankruptcy or insolvency-related events.

Tax Sharing Agreement

        On or before the date of the spin off, we will enter into a tax sharing agreement with LMC that governs LMC's and our respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters. References in this summary description of the tax sharing agreement to the terms "tax" or "taxes" mean taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes.

        We and our eligible subsidiaries currently join with LMC in the filing of a consolidated return for U.S. federal income tax purposes and also join with LMC in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, for periods (or portions thereof) beginning after the spin off, we will not join with LMC in the filing of any federal, state, local or foreign consolidated, combined or unitary tax returns.

        Under the tax sharing agreement, except as described below, LMC will be responsible for all U.S. federal, state, local and foreign income taxes reported on a consolidated, combined or unitary return that includes us or one of our subsidiaries, on the one hand, and LMC or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand. In addition, LMC will indemnify us and our subsidiaries against any liabilities arising under its tax sharing agreement with AT&T Corp. We will be responsible for all other taxes (including income taxes not reported on a consolidated, combined, or unitary return by LMC or its subsidiaries) that are attributable to us or one of our subsidiaries, whether accruing before, on or after the spin off. We will have no obligation to reimburse LMC for the use, in any period following the spin off, of a tax benefit created before the spin off, regardless of whether such benefit arose with respect to taxes reported on a consolidated, combined or unitary basis.

        Notwithstanding the tax sharing agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we (or our subsidiaries) have been included in LMC's, AT&T Corp.'s or Tele-Communications, Inc.'s consolidated group, we (or our subsidiaries) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by LMC for tax liabilities allocated to LMC under the tax sharing agreement.

        Our ability to obtain a refund from a carryback of a tax benefit to a year in which we and LMC (or any of our respective subsidiaries) joined in the filing of a consolidated, combined or unitary return will be at the discretion of LMC. Moreover, any refund that we may obtain will be net of any increase in taxes resulting from the carryback for which LMC is otherwise liable under the tax sharing agreement.

        To the extent permitted by applicable tax law, we and LMC will treat any payments made under the tax sharing agreement as a capital contribution or distribution (as applicable) immediately prior to the spin off, and accordingly, as not includible in the taxable income of the recipient. However, if any payment causes, directly or indirectly, an increase in the taxable income of the recipient (or its affiliates), the payor's payment obligation will be grossed up to take into account the deemed taxes owed by the recipient (or its affiliates).

        We will be responsible for preparing and filing all tax returns that include us or one of our subsidiaries other than any consolidated, combined or unitary income tax return that includes us or one of our subsidiaries, on the one hand, and LMC or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and we will have the authority to respond to and conduct all tax proceedings, including tax audits, involving any taxes or any deemed adjustment to taxes reported on such tax returns. LMC will be responsible for preparing and filing all consolidated, combined or unitary income tax returns that include us or one of our subsidiaries, on the one hand, and LMC or one of its subsidiaries (other than us or any of our subsidiaries), on the other hand, and LMC will have the authority to respond to and conduct all tax proceedings, including tax audits, relating to taxes or any deemed adjustment to taxes reported on such tax returns. LMC will also have the authority to respond to and conduct all tax proceedings relating to any liability arising under its tax sharing agreement with AT&T Corp. We will be entitled to participate in any tax proceeding involving any taxes or deemed adjustment to taxes for which we are liable under the tax sharing agreement. The tax sharing agreement further provides for cooperation between LMC and our company with respect to tax matters, the exchange of information and the retention of records that may affect the tax liabilities of the parties to the agreement.

        Finally, the tax sharing agreement requires that neither we nor any of our subsidiaries will take, or fail to take, any action where such action, or failure to act, would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to LMC and to you under Sections 355 and 368(a)(1)(D) of the Code. Moreover, we must indemnify LMC and its subsidiaries, officers and directors for any loss, including any deemed adjustment to taxes of LMC, resulting from (1) such action or failure to act, (2) any agreement, understanding, arrangement or substantial negotiations entered into by us or any of our subsidiaries prior to the day after the first anniversary of the distribution date, with respect to any transaction pursuant to which any of Cox Communications, Advance/Newhouse or certain persons related to Cox Communications or Advance/Newhouse would acquire shares of, or other interests (including options) in our capital stock or (3) any action or failure to act by us or any of our subsidiaries following the completion of the spin off that would be inconsistent with, or otherwise cause any person to be in breach of, any representation or covenant made in connection with the tax opinion delivered to LMC by Skadden, Arps, Slate, Meagher & Flom LLP or the private letter ruling obtained by LMC from the IRS, in each case relating to, among other things, the qualification of the spin off as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code. See "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off." For purposes of the tax sharing agreement, the deemed adjustment to taxes generally will be an amount equal to the gain recognized by LMC multiplied by the highest applicable statutory rate for the applicable taxing jurisdiction, plus interest and any penalties.

Information Agreement with Discovery

        We have entered into an agreement with Discovery regarding the use by us of certain information regarding Discovery in connection with our financial reporting and disclosure requirements as a public company. We refer to this agreement as the Information Agreement.

        The Information Agreement provides that Discovery will use commercially reasonable efforts:

  •
  to provide us, on a timely basis, with

  •
  historical financial information regarding Discovery that we have identified as necessary for preparation of our annual and quarterly financial statements, and

  •
  additional financial and business information regarding Discovery, as reasonably necessary for us to comply with our reporting and disclosure obligations under applicable securities laws and stock market rules for use and inclusion in our SEC filings, reports and other disclosure documents and related meetings and conference calls; and

  •
  to make its officers and, subject to any applicable professional standards and practices, accountants, attorneys and other advisors reasonably available for consultations and discussions with us and our accountants, attorneys and other advisors regarding such information.

With respect to information provided to us other than the historical financial information specified in the agreement, the Information Agreement limits the public disclosure by us of certain non-public information regarding Discovery, including information the disclosure of which could reasonably be expected to have an adverse effect on Discovery that is material in any respect, and provides procedures for resolving issues regarding such information.

        The Information Agreement provides that we will reimburse Discovery for the reasonable fees, costs and expenses incurred by Discovery to perform its obligations under the Information Agreement, to the extent such fees, costs and expenses exceed those that would otherwise have been incurred by Discovery in the ordinary course of business. The Information Agreement also provides that we will indemnify Discovery, its subsidiaries and their respective officers, directors, employees and agents from and against any losses incurred by them relating to any third-party claims or investigations related to Discovery's performance of its obligations under the Information Agreement or any disclosure by us of the information provided to us by Discovery pursuant to the Information Agreement (and will exculpate such persons from any liability to us relating thereto), other than any such losses and liabilities as may arise from the gross negligence, reckless conduct or willful misconduct of Discovery or any such indemnified person.

        In addition, we have entered into separate agreements with Cox Communications and Advance/Newhouse, pursuant to which we have agreed to indemnify such parties, their affiliates, and their respective officers, directors, employees and agents, from and against any losses incurred by them relating to any third-party claims related to Discovery's performance of its obligations under the Information Agreement or any disclosure by us of the information provided to us by Discovery pursuant to the Information Agreement (and will exculpate such persons from any liability to us relating thereto), other than any such losses and liabilities as may arise from the willful misconduct of, or any purchase or sale of our securities by, Cox Communications or Advance/Newhouse, as applicable, or any of such party's officers, directors, employees and agents.

        The foregoing summaries of the Information Agreement and of the indemnification agreements between us and each of Cox Communications and Advance/Newhouse are qualified by reference to the full texts of such agreements, each of which is filed as an exhibit to the Form 10 registration statement of which this information statement is a part.

Termination of Tax Agreement between Ascent Media and LMC

        Prior to the spin off, LMC and Ascent Media will enter into an agreement pursuant to which their existing tax allocation and indemnification agreement will be terminated and each of LMC and Ascent Media shall be released from all liabilities and obligations under such agreement.

Services Agreement between Ascent Media and On Command Corporation

        Since October 1, 2002, Ascent Media has provided uplink and satellite transport services to On Command Corporation, a wholly owned subsidiary of LMC. Under the terms of a short-term services agreement and, later a content preparation and distribution services agreement, from October 1, 2002 through March 31, 2008, Ascent Media has provided, and will continue to provide, uplink and satellite transport services. The content preparation and distribution agreement also provides that Ascent Media may supply content preparation services. During the period from April 2003 to October 2004, Ascent Media also installed satellite equipment at On Command's downlink sites at hotels pursuant to a separate services agreement. As of December 31, 2004, Ascent Media charged On Command approximately $1,215,000 for services rendered under all agreements. All agreements were entered into in the ordinary course of business on arm's-length terms.

HyperTV with Livewire

        A subsidiary of Ascent Media is party to a joint venture and related long-term, non-exclusive agreement with HyperTV Networks, Inc., an indirect majority-controlled subsidiary of LMC, to jointly market a process for synchronizing web content and video programming. During the last three fiscal years, the joint venture has not generated any significant revenue.

Arrangements between Discovery and Ascent Media

        Discovery is a customer of Ascent Media and certain Discovery subsidiaries are parties to vendor agreements with Ascent Media. Such agreements and arrangements were entered into in the ordinary course of business on arm's-length terms. In that connection, Ascent Media's facilities in Singapore provide uplink and origination and other network services for Discovery's channels in Asia and Ascent Media's facilities in London provide uplink and origination and other network services for Discovery channels in the U.K. In addition, a subsidiary of Ascent Media provided certain integration services to Discovery in the U.S. during 2004. In 2004, Discovery and its subsidiaries were, collectively Ascent Media's third largest customer, generating $39,717,000 in sales (or 6% of Ascent Media's 2004 total revenue).

DESCRIPTION OF OUR CAPITAL STOCK

        The following information reflects our restated certificate of incorporation and bylaws as these documents will be in effect at the time of the spin off.

Authorized Capital Stock

        Our authorized capital stock consists of one billion three hundred million (1,300,000,000) shares, of which one billion two hundred fifty million (1,250,000,000) shares are designated common stock, par value $0.01 per share, and fifty million (50,000,000) shares are designated preferred stock, par value $0.01 per share. Our common stock is divided into three series. We have authorized six hundred million (600,000,000) shares of Series A common stock, fifty million (50,000,000) shares of Series B common stock, and six hundred million (600,000,000) shares of Series C common stock.

        Immediately following the spin off, we expect to have approximately 267,895,000 shares of our Series A common stock and approximately 12,106,000 shares of our Series B common stock outstanding, based upon the number of shares of LMC Series A common stock and Series B common stock outstanding on March 31, 2005. No shares of our Series C common stock or preferred stock will be outstanding immediately following the spin off.

Our Common Stock

        The holders of our Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.

  Voting Rights

        The holders of our Series A common stock will be entitled to one vote for each share held, and the holders of our Series B common stock will be entitled to ten votes for each share held, on all matters voted on by our shareholders, including elections of directors. The holders of our Series C common stock will not be entitled to any voting powers, except as required by Delaware law. When the vote or consent of holders of our Series C common stock is required by Delaware law, the holders of our Series C common stock will be entitled to 1/100th of a vote for each share held. Our charter does not provide for cumulative voting in the election of directors.

  Dividends; Liquidation

        Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefor. Except as otherwise described under "—Distributions," whenever a dividend is paid to the holders of one of our series of common stock, we shall also pay to the holders of the other series of our common stock an equal per share dividend. For a more complete discussion of our dividend policy, please see "—Dividend Policy."

  Conversion

        Each share of our Series B common stock is convertible, at the option of the holder, into one share of our Series A common stock. Our Series A common stock and Series C common stock are not convertible.

  Distributions

        Subject to the exception provided below, distributions made in shares of our Series A common stock, our Series B common stock, our Series C common stock or any other security with respect to our Series A common stock, our Series B common stock or our Series C common stock may be declared and paid only as follows:

  •
  a share distribution (1) consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (2) consisting of shares of our Series B common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (3) consisting of shares of our Series C common stock (or securities convertible therefor) to holders of our Series A common stock, Series B common stock and Series C common stock, on an equal per share basis; or (4) consisting of shares of our Series A common stock (or securities convertible therefor) to holders of our Series A common stock and, on an equal per share basis, shares of our Series B common stock (or securities convertible therefor) to holders of our Series B common stock and, on an equal per share basis, shares of our Series C common stock (or securities convertible thereof) to holders of our Series C common stock; and

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  a share distribution consisting of shares of any class or series of securities of our company or any other person, other than our Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of our Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of our Series A common stock, Series B common stock and Series C common stock; or (3) a separate class or series of securities to the holders of one or more series of our common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of our common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of Series B common stock receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of our common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of our Series A common stock and Series C common stock, then such securities shall be distributed either as determined by our board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of our Series A common stock and Series C common stock corresponds, to the extent practicable, to the relative voting rights of each such series of our common stock, and provided further that, in each case, the distribution is otherwise made on a equal per share basis.

        In addition, no share distribution of voting stock may be declared or paid if the securities (or securities convertible therefor) to be received by the holders of our Series B common stock consist of securities (or securities convertible therefor) having a per share voting power equal to less than ten times the per share voting power of the securities (or securities convertible therefor) received in such distribution by holders of our Series A and Series C common stock, unless such share distribution has been consented to by at least 75% of the outstanding shares of Series B common stock, voting as a separate class (who may for this purpose act by written consent).

        We may not reclassify, subdivide or combine any series of our common stock without reclassifying, subdividing or combining the other series of our common stock, on an equal per share basis.

        Any amendment of our restated certificate of incorporation which has the effect of reclassifying or recapitalizing our common stock in a manner which results in the holders of our Series B common stock receiving or holding securities having per share voting power of less than ten times the per share voting power of any other class or series of common stock having general voting rights will, in addition to any other approval requirements necessary to amend our restated certificate of incorporation, also require the consent of the holders of at least 75% of the shares of Series B common stock outstanding (who may for this purpose act by written consent).

  Liquidation and Dissolution

        In the event of our liquidation, dissolution and winding up, after payment or provision for payment of our debts and liabilities and subject to the prior payment in full of any preferential amounts to which our preferred stock holders may be entitled, the holders of our Series A common stock, Series B common stock and Series C common stock will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our common stock.

Our Preferred Stock

        Our restated certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of the series, including:

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  the designation of the series;

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  the number of authorized shares of the series, which number our board may thereafter increase or decrease but not below the number of such shares then outstanding;

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  the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series shall be cumulative;

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  the rights of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up;

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  the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of our board;

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  the voting rights, if any, of the holders of the series;

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  the terms and conditions, if any, for us to purchase or redeem the shares; and

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  any other relative rights, preferences and limitations of the series.

        We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock our board may determine not to seek shareholder approval.

        Two series of preferred stock have been authorized in connection with our Shareholder Rights Plan described below. In addition, although our board of directors has no intention at the present time of doing so, it could in the future issue an additional series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our company and our shareholders. Our board of directors, in so acting, could issue our preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then-current market price of the stock.

Shareholder Rights Plan

        Our board of directors has approved the adoption of a shareholder rights plan that will include the following terms and provisions. Accordingly, the distribution of our common stock to LMC stockholders of record on the record date for the spin off will include:

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  one preferred share purchase right (which we refer to as a "Series A right") for each outstanding share of our Series A common stock, which Series A right will entitle the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the "Series A junior preferred stock"), at a purchase price of $100.00 per one one-thousandth of a share, subject to adjustment; and

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  one preferred share purchase right (which we refer to as a "Series B right") for each outstanding share of our Series B common stock, which Series B right will entitle the registered holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the "Series B junior preferred stock"), at a purchase price of $100.00 per one one-thousandth of a share, subject to adjustment.

        In the event that we issue shares of our Series C common stock, such shares will include one preferred share purchase right (which we refer to as a Series C right and, collectively with the Series A rights and Series B rights, the "rights") for each share of Series C common stock issued, which Series C right will entitle the registered holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock, at a purchase price to be determined by our board of directors at the time of issuance.

        The description and terms of the rights will be set forth in a Rights Agreement, between us and EquiServe Trust Company, N.A., as Rights Agent a form of which has been filed as an exhibit to the Form 10 of which this information statement is a part. The following description of the rights is qualified in its entirety by reference to the Rights Agreement.

        Separation and Distribution of Rights; Exercisablility.    The Series A rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of our Series A common stock then outstanding, the Series B rights will be attached to all Series B certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of our Series B common stock then outstanding and the Series C rights will be attached to all Series C certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of Series C Stock, if and when such shares are issued, and no separate rights certificates will be distributed with respect to any of the rights at such time. The rights will separate from our common stock on the rights distribution date, which will occur upon the earlier of:

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  10 days following a public announcement that a person or group of affiliated or associated persons has become an "acquiring person;" and

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  10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an "acquiring person") following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated persons becoming an "acquiring person."

        Except in certain situations, a person or group of affiliated or associated persons becomes an "acquiring person" upon acquiring beneficial ownership of our outstanding common stock representing in the aggregate ten percent or more of the shares of our common stock then outstanding. For purposes of the shareholder rights plan, "group" generally means any group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. In addition, the stockholders of Discovery (other than our company or any of our subsidiaries), each affiliate or associate of any such stockholder, any other person that has any agreement, arrangement or understanding with any such stockholder (or with any affiliate or associate of any such stockholder) for the purpose of acquiring, holding, voting (subject to a limited exception) or disposing of any equity securities of Discovery, and each affiliate or associate of any such person, shall together constitute a "group" for purposes of the shareholder rights plan.

        The rights agreement provides that, until the rights distribution date (or earlier expiration of the rights), the rights will be evidenced by and transferred with (and only with) the stock certificates or book-entry notation representing the Series A common stock, Series B common stock or Series C common stock to which they are attached. Until the rights distribution date (or earlier expiration of the rights), common stock certificates will contain a notation incorporating the rights agreement by reference. Until the rights distribution date (or earlier expiration of the rights), the transfer of any shares of Series A common stock, Series B common stock or Series C common stock outstanding will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate or book-entry notation. As soon as practicable following any occurrence of a rights distribution date, separate certificates evidencing the rights related to the applicable series of common stock (which we refer to as right certificates) will be mailed to holders of record of our common stock as of the close of business on the rights distribution date and such separate right certificates alone will evidence the rights.

        The rights are not exercisable unless and until a rights distribution date occurs. The rights will expire ten years after the date of the spin off, unless such date is advanced or extended or unless the rights are earlier redeemed or exchanged by us, in each case as described below.

        Anti-dilution Adjustments.    The applicable purchase price payable, the number of shares of the applicable series of junior preferred stock or other securities or property issuable upon the exercise of the rights, and the number of applicable rights outstanding are subject to adjustment from time to time to prevent dilution:

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  in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of junior preferred stock;

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  if any person acquires, or obtains the right to subscribe for or purchase the applicable junior preferred stock at a price, or securities convertible into the applicable junior preferred stock with a conversion price, less than the then current market price of the applicable junior preferred stock; or

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  upon the distribution to holders of the applicable series of junior preferred stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in junior preferred stock) or subscription rights or warrants.

        The number of outstanding rights are also subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of the applicable series of common stock, in each case until a rights distribution date occurs.

        Dividend and Liquidation Rights of the Junior Preferred Stock.    No shares of any series of junior preferred stock purchasable upon exercise of the rights will be redeemable. Each share of the applicable series of junior preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $10 per share and (2) an amount equal to 1,000 times the dividend (other than dividends payable in the related series of common stock) declared per share of our Series A common stock, Series B common stock or Series C common stock, as the case may be. In the event of our liquidation, dissolution or winding up, the holders of each series of junior preferred stock will be entitled in priority to the holders of common stock to a minimum preferential payment equal to the greater of (1) $10 per share (plus any accrued but unpaid dividends and distributions) and (2) an amount equal to 1,000 times the payment made per share of our Series A common stock, Series B common stock or Series C common stock, as the case may be. Each share of the applicable series of junior preferred stock will have 1,000 times the number of votes as each share of the corresponding common stock on all matters which the corresponding common stock is entitled, voting together with the applicable series of common stock. Upon any merger, consolidation or other transaction in which shares of our Series A common stock or Series B common stock or Series C common stock are converted or exchanged, each share of the corresponding series of junior preferred stock will be entitled to receive 1,000 times the amount received per share of our Series A common stock, Series B common stock or Series C common stock, as the case may be. These rights are protected by customary anti-dilution provisions.

        Because of the nature of the dividend, liquidation and voting rights of each series of junior preferred stock, the value of the fractional share of Series A junior preferred stock purchasable upon exercise of each Series A right and the value of the fractional share of Series B junior preferred stock purchasable upon exercise of each Series B right, should approximate the value of one share of our Series A common stock and Series B common stock, respectively.

        Flip-in and Flip-Over Events.    In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a Series A right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series A right shares of Series A common stock, each holder of a Series B right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series B right shares of Series B common stock, and if shares of Series C common stock are issued, each holder of a Series C right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series C right shares of Series C common stock, in each case, having a market value equal to two times the exercise price of the Series A right, Series B right or Series C right, as the case may be. The events described in this paragraph are referred to as "flip-in events."

        In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Series A right, Series B right or a Series C right (other than rights beneficially owned by an acquiring person, which will have become void) will have the right to receive upon exercise of Series A rights, Series B rights or Series C rights shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Series A right, the Series B right or the Series C right, as the case may be. The events described in this paragraph, are referred to as "flip-over" events.

        Exchange of the Rights.    At any time after any person or group becomes an acquiring person and prior to the earlier of the occurrence of a flip-over event or the acquisition by the person or group of shares of our common stock representing, in the aggregate, 50% or more of our outstanding voting power, our board of directors may, without payment of the purchase price by the holder, cause the exchange of the rights (other than the rights beneficially owned by the acquiring person, which will become void), in whole or in part, for shares of the corresponding series of common stock (or in some circumstances junior preferred stock) at an exchange ratio of one share of the corresponding series of common stock (or junior preferred stock of equivalent value) for each right, subject to adjustment.

        Redemption of Rights.    At any time prior to the time a person or group becomes an acquiring person, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, payable, at our option, in cash, shares of common stock or other consideration deemed appropriate by our board of directors. The redemption of the rights may be made effective at the time, on the basis and with the conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        Amendment of Rights.    For so long as the rights are redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner without approval of the holders of our common stock. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

        No Rights as Stockholder.    Until a right is exercised or exchanged, the holder of the rights, as such, will not have any rights as a stockholder of Discovery Holding, including, without limitation, any right to vote or to receive dividends.

        Certain Tax Considerations.    For U.S. federal income tax purposes, the distribution by us of the rights will not be taxable to us, and the receipt in the spin off of the rights which will be attached to our common stock will not be taxable to holders of LMC common stock. See "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off." Depending upon the circumstances, holders of the rights could recognize taxable income or gain on or after the date that the rights become exercisable or in the event that the rights are redeemed by us as provided above.

Dividend Policy

        We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors, from time to time, in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit our payment of dividends.

Anti-Takeover Effects of Provisions of our Restated Certificate of Incorporation and Bylaws

Board of Directors

        Our restated certificate of incorporation and bylaws provide that, subject to any rights of the holders of any series of our preferred stock to elect additional directors, the number of our directors shall not be less than three or more than nine, with the exact number to be fixed from time to time by a resolution adopted by the affirmative vote of 75% of the members of our board then in office. Initially, the board will consist of five members. The members of our board are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of our Class I directors expires at the annual meeting of our shareholders in 2006. The term of office of our Class II directors expires at the annual meeting of our shareholders in 2007. The term of office of our Class III directors expires at the annual meeting of our shareholders in 2008. At each annual meeting of our shareholders, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of our shareholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.

        Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, as to directors elected by such holders, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the total voting power of our outstanding capital stock entitled to vote at an election of directors (including the holders of any preferred stock entitled to elect any directors), voting together as a single class.

        Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, vacancies on our board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on our board, shall be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director's successor shall have been elected and qualified or until such director's earlier death, resignation or removal. No decrease in the number of directors constituting our board shall shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of our preferred stock with respect to any additional director elected by the holders of that series of our preferred stock.

        These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Shareholder Action by Written Consent; Special Meetings

        Our restated certificate of incorporation provides that, except by written consent or as otherwise provided in the terms of any series of preferred stock and in other limited circumstances, stockholder action may only be taken at an annual meeting or special meeting of shareholders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of our preferred stock, special meetings of our shareholders for any purpose or purposes may be called only by our Secretary at the request of at least 75% of the members of our board then in office. No business other than that stated in the notice of special meeting shall be transacted at any special meeting.

Advance Notice Procedures

        Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders.

        Shareholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our bylaws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year's annual meeting of shareholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following the spin off, notice by the shareholder to be timely must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify shareholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of shareholders called to elect directors, the shareholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or the 10th day following the day on which we notify shareholders of the date of the special meeting, either by mail or other public disclosure.

        The public announcement of an adjournment or postponement of a meeting of our shareholders does not commence a new time period (or extend any time period) for the giving of any such shareholder notice. However, if the number of directors to be elected to our board at an annual meeting is increased, and we do not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a shareholder's notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our Secretary at our offices not later than the close of business on the 10th day following the day on which we first make the relevant public announcement.

Amendments

        Our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock and subject to obtaining the consent of the holders of 75% or more of the outstanding shares of Series B common stock (who may act by written consent in such circumstances) in the case of certain amendments described above under "Our Common Stock—Distributions,", the affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our restated certificate of incorporation or the addition or insertion of other provisions in the certificate, provided that the foregoing voting requirement shall not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of our shareholders or (2) which has been approved by at least 75% of the members of our board then in office. Our restated certificate of incorporation further provides that the affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock, voting together as a single class, is required to adopt, amend or repeal any provision of our bylaws, provided that the foregoing voting requirement shall not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of our board then in office.

Supermajority Voting Provisions

        In addition to the supermajority voting provisions discussed under "—Amendments" above, our restated certificate of incorporation provides that, subject to the rights of the holders of any series of our preferred stock, the affirmative vote of the holders of at least 80% of the voting power of our outstanding capital stock generally entitled to vote upon all matters submitted to our shareholders, voting together as a single class, is required for:

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  our merger or consolidation with or into any other corporation or a business combination involving our company, provided, that the foregoing voting provision shall not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of our shareholders, or (2) that at least 75% of the members of our board of directors then in office have approved;

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  the sale, lease or exchange of all, or substantially all, of our assets, provided, that the foregoing voting provisions shall not apply to any such sale, lease or exchange that at least 75% of the members of our board of directors then in office have approved; or

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  our dissolution, provided, that the foregoing voting provision shall not apply to such dissolution if at least 75% of the members of our board of directors then in office have approved such dissolution.

Corporate Opportunities

        Our restated certificate of incorporation contains provisions addressing the duty of our directors and officers who are also directors, officers or employees of LMC when presented with a transaction or matter that may be a business opportunity for both our company and LMC. In general, these provisions recognize that we and LMC may engage in the same or similar business activities and lines of business and have an interest in the same areas of business opportunities.

        Our restated certificate of incorporation provides that if one of our directors or officers who is also a director, officer or employee of LMC acquires knowledge of a potential transaction or matter that may be a business opportunity for both us and LMC, such director or officer will to the fullest extent permitted by law have no duty to us as a director, officer, stockholder or otherwise, to refer such potential business opportunity to us or otherwise notify us of the existence of such business opportunity, and we to the fullest extent permitted by law will have renounced our interest or expectancy in, or in being offered an opportunity to participate in, such business opportunity, if such director or officer acts in a manner consistent with the following policy:

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  a corporate opportunity offered to any person who is a director or officer of our company or any of our subsidiaries, and who is also a director, officer or employee of LMC, shall belong to LMC, unless (A) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of our company or as a director or officer of any of our subsidiaries, and (B) such opportunity relates to a line of business in which our company or any of our subsidiaries is then directly engaged.

        Any person becoming a stockholder in our company will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Section 203 of the Delaware General Corporation Law

        Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." An "interested stockholder" for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the corporation's certificate of incorporation contains a provision expressly electing not to be governed by Section 203. In our restated certificate of incorporation, we have elected not to be governed by Section 203.

Transfer Agent and Registrar

        EquiServe Trust Company, N.A. will be the transfer agent and registrar for our common stock.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of shareholders or disinterested directors or otherwise.

        Our restated certificate of incorporation provides that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of us or, while a director or officer of us, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person in connection therewith. Our restated certificate of incorporation also provides that we will pay the expenses incurred by a director or officer in defending any such proceeding in advance of its final disposition, subject to such person providing us with certain undertakings. Notwithstanding the foregoing, our restated certificate of incorporation provides that we shall be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by our board of directors. Such rights are not exclusive of any other right that any person may have or thereafter acquire under any statute, provision of our restated certificate of incorporate, bylaws, agreement, vote of shareholders or disinterested directors or otherwise. No amendment, modification or repeal of such provision will in any way adversely affect any right or protection thereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

        The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

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  any breach of the director's duty of loyalty to the corporation or its shareholders;

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  payments of unlawful dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

INDEPENDENT AUDITORS

        The audit committee of LMC's board of directors has selected KPMG LLP as our independent auditors for the year ended December 31, 2005.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

        As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

        You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning the office of:

Investor Relations
DISCOVERY HOLDING COMPANY
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (866) 876-0461

        We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

        You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

LMC Discovery Group
Unaudited Condensed Combined Balance Sheets as of March 31, 2005 and December 31, 2004
Unaudited Condensed Combined Statements of Operations and Comprehensive Earnings for the three months ended March 31, 2005 and 2004
Unaudited Condensed Combined Statement of Parent's Investment for the three months ended March 31, 2005
Unaudited Condensed Combined Statements of Cash Flows for the three months ended March 31, 2005 and 2004
Notes to Condensed Combined Financial Statements (unaudited)
Report of Independent Registered Public Accounting Firm
Combined Balance Sheets as of December 31, 2004 and 2003
Combined Statements of Operations and Comprehensive Earnings (Loss) for the years ended December 31, 2004, 2003 and 2002
Combined Statements of Parent's Investment for the years ended December 31, 2004, 2003 and 2002
Combined Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
Notes to Combined Financial Statements
Discovery Communications, Inc.
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2004 and 2003
Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
Consolidated Statements of Changes in Stockholders' Deficit for the years ended December 31, 2004, 2003 and 2002
Notes to Consolidated Financial Statements

LMC Discovery Group

Condensed Combined Balance Sheets

(unaudited)

	March 31, 2005	December 31, 2004
	amounts in thousands
Assets
Current assets:
Cash and cash equivalents	$15,181	21,641
Trade receivables, net	153,323	151,120
Prepaid expenses and other current assets	23,547	26,208

Total current assets	192,051	198,969
Investment in Discovery Communications, Inc. ("DCI")	2,966,139	2,945,782
Property, plant, and equipment, net	261,603	258,741
Goodwill and other intangible assets, net	2,140,551	2,140,355
Other assets, net	17,366	20,981

Total assets	$5,577,710	5,564,828

Liabilities and Parent's Investment
Current liabilities:
Accounts payable	$36,165	33,327
Accrued payroll and related liabilities	22,784	23,632
Other accrued liabilities	22,546	29,606
Deferred revenue	18,299	20,858
Due to parent	1,247	1,104

Total current liabilities	101,041	108,527
Deferred income tax liabilities	1,091,985	1,083,964
Other liabilities	24,074	25,058

Total liabilities	1,217,100	1,217,549

Commitments and contingencies (see note 8)
Parent's investment:
Parent's investment	5,507,874	5,506,066
Accumulated deficit	(1,154,272)	(1,171,097)
Accumulated other comprehensive earnings	7,008	12,310

Total parent's investment	4,360,610	4,347,279

Total liabilities and parent's investment	$5,577,710	5,564,828

See accompanying notes to condensed combined financial statements.

LMC Discovery Group

Condensed Combined Statements of Operations and Comprehensive Earnings

(unaudited)

	Three months ended March 31,
	2005	2004
	amounts in thousands
Net revenue	$174,290	145,943
Cost of services (excluding depreciation shown below)	110,854	87,750

Gross profit	63,436	58,193

Operating expenses:
Selling, general, and administrative	43,585	35,705
Stock compensation	213	522
Depreciation and amortization	16,761	16,052

	60,559	52,279

Operating income	2,877	5,914
Other income (expense):
Share of earnings of DCI	22,814	10,449
Other, net	322	(111)

	23,136	10,338

Earnings before income taxes	26,013	16,252
Income tax expense	(9,188)	(4,332)

Net earnings	$16,825	11,920

Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains arising during the period	39	—
Foreign currency translation adjustments	(5,341)	1,001

Other comprehensive earnings (loss)	(5,302)	1,001

Comprehensive earnings	$11,523	12,921

Pro forma basic and diluted earnings per common share (note 4)	$.06	.04

See accompanying notes to condensed combined financial statements.

LMC Discovery Group

Condensed Combined Statement of Parent's Investment

Three months ended March 31, 2005

(unaudited)

	Parent's investment	Accumulated deficit	Accumulated other comprehensive income	Total
	amounts in thousands
Balance at January 1, 2005	$5,506,066	(1,171,097)	12,310	4,347,279
Stock compensation	566	—	—	566
Net cash transfers from parent	1,242	—	—	1,242
Other comprehensive loss	—	—	(5,302)	(5,302)
Net earnings	—	16,825	—	16,825

Balance at March 31, 2005	$5,507,874	(1,154,272)	7,008	4,360,610

See accompanying notes to condensed combined financial statements.

LMC Discovery Group

Condensed Combined Statements of Cash Flows

(unaudited)

	Three months ended March 31,
	2005	2004
	amounts in thousands
Cash flows from operating activities:
Net earnings	$16,825	11,920
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	16,761	16,052
Stock compensation	213	522
Share of earnings of DCI	(22,814)	(10,449)
Deferred income tax expense	8,898	3,566
Other non-cash credits, net	(75)	(154)
Changes in assets and liabilities (net of acquisitions):
Trade receivables	(2,807)	(10,262)
Prepaid expenses and other current assets	2,710	(4,847)
Payables and other liabilities	(8,706)	7,812

Net cash provided by operating activities	11,005	14,160

Cash flows from investing activities:
Capital expenditures	(20,921)	(5,925)
Cash paid for acquisitions, net of cash acquired	—	(33,717)
Cash proceeds from dispositions	38	1,356
Other investing activities, net	2,179	24

Net cash used in investing activities	(18,704)	(38,262)

Cash flows from financing activities:
Net cash transfers from parent	1,242	30,998
Other financing activities, net	(3)	(43)

Net cash provided by financing activities	1,239	30,955

Net increase (decrease) in cash and cash equivalents	(6,460)	6,853
Cash and cash equivalents at beginning of period	21,641	8,599

Cash and cash equivalents at end of period	$15,181	15,452

See accompanying notes to condensed combined financial statements.

LMC Discovery Group

Notes to Combined Financial Statements

March 31, 2005

(unaudited)

(1)   Basis of Presentation

        The accompanying condensed combined financial statements of LMC Discovery Group or the "Company" represent a combination of the historical financial information of (1) Ascent Media Group, Inc. ("Ascent Media"), a wholly-owned subsidiary of Liberty Media Corporation ("Liberty"), and (2) Liberty's 50% ownership interest in DCI. Upon consummation of the spinoff transaction described in note 2, Discovery Holding Company will own the assets that comprise LMC Discovery Group.

        Ascent Media is comprised of three operating divisions or groups. Ascent Media's Creative Services group provides services necessary to complete the creation of original content, including feature films, mini-series, television shows, television commercials, music videos, promotional and identity campaigns, and corporate communications programming. The group manipulates or enhances original visual images or audio captured in principal photography or creates new three dimensional images, animation sequences, or sound effects. The Media Management Services group provides owners of content libraries with an entire complement of facilities and services necessary to optimize, archive, manage, and repurpose media assets for global distribution via freight, satellite, fiber, and the Internet. The Networks Services group provides the facilities and services necessary to assemble and distribute programming content for cable and broadcast networks via fiber, satellite, and the Internet to viewers in North America, Europe, and Asia. Additionally, the Networks Services group provides systems integration, design, consulting, engineering and project management services.

        DCI is a global media and entertainment company that provides original and purchased cable and satellite television programming in the United States and over 160 other countries.

        The accompanying interim condensed combined financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results of operations for any interim period are not necessarily indicative of results for the full year. These condensed combined financial statements should be read in conjunction with the Company's December 31, 2004 combined financial statements and notes thereto found elsewhere herein.

        The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses for each reporting period. The significant estimates made in preparation of the Company's consolidated financial statements primarily relate to valuation of goodwill, other intangible assets, long-lived assets, deferred tax assets, and the amount of the allowance for doubtful accounts. Actual results could differ from the estimates upon which the carrying values were based.

(2)   Spinoff Transaction

        During the first quarter of 2005, the Board of Directors of Liberty (the "Board") approved a resolution to spin off the capital stock of Discovery Holding Company to the holders of Liberty Series A and Series B common stock (the "Spin Off'). The Spin Off will be effected as a distribution by Liberty to holders of its Series A and Series B common stock of shares of Series A and Series B common stock of Discovery Holding Company. The Spin Off will not involve the payment of any consideration by the holders of Liberty common stock and is intended to qualify as a tax-free transaction. The Spin Off is expected to occur in the third quarter of 2005, on a date to be determined by the Board, and will be made as a dividend to holders of record of Liberty common stock as of the close of business on the date of record for the Spin Off. The Spin Off is expected to be accounted for at historical cost due to the pro rata nature of the distribution.

        Following the Spin Off, the Company and Liberty will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the Spin Off, the Company and Liberty will enter into certain agreements in order to govern certain of the ongoing relationships between the Company and Liberty after the Spin Off and to provide for an orderly transition. These agreements include a Reorganization Agreement, a Services Agreement and a Tax Sharing Agreement.

        The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the Spin Off and cross indemnities. Pursuant to the Services Agreement, Liberty will provide the Company with certain general and administrative services including legal, tax, accounting, treasury and investor relations support. The Company will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for the Company's allocable portion of costs associated with any shared services or personnel.

        Under the Tax Sharing Agreement, Liberty will generally be responsible for U.S. federal, state, local and foreign income taxes reported on a consolidated, combined or unitary return that includes the Company or one of its subsidiaries and Liberty or one of its subsidiaries. The Company will be responsible for all other taxes that are attributable to the Company or one of its subsidiaries, whether accruing before, on or after the Spin Off. The Tax Sharing Agreement requires that the Company will not take, or fail to take, any action where such action, or failure to act, would be inconsistent with or prohibit the Spin Off from qualifying as a tax-free transaction. Moreover, the Company will indemnify Liberty for any loss resulting from such action or failure to act, if such action or failure to act precludes the Spin Off from qualifying as a tax-free transaction.

        Liberty has also agreed to transfer $50 million in cash to a subsidiary of Discovery Holding Company prior to the Spin Off.

(3)   Stock-Based Compensation

        Employees of the Company hold stock options with respect to shares of Liberty Series A common stock. The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price and is recognized on a straight-line basis over the vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123.

        The following table illustrates the effect on net earnings as if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Three months ended March 31,
	2005	2004
	amounts in thousands
Net earnings, as reported	$16,825	11,920
Add:
Stock-based employee compensation expense included in reported net loss	566	590
Deduct:
Stock-based employee compensation expense determined under fair value based method for all awards	(1,466)	(2,902)

Pro forma net earnings	$15,925	9,608

Pro forma basic and diluted earnings per share:
As reported	$.06	.04

Pro forma for fair value stock compensation	$.06	.03

        On May 24, 2005, Liberty commenced an offer to purchase certain stock options to purchase shares of Liberty Series A common stock held by eligible employees of Ascent Media. The offer to purchase related to 1,173,028 options, and the aggregate offering price for such options was approximately $2.15 million. The offer to purchase expired at 9:00 p.m., Pacific time, on June 21, 2005. Eligible employees tendered options with respect to 1,112,421 shares of Liberty Series A common stock, and Liberty will purchase such options for aggregate cash payments of approximately $2.12 million. In connection with these purchases, Ascent Media will record a compensation charge of approximately $4.0 million.

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("Statement 123R"). Statement 123R, which is a revision of Statement 123 and supersedes APB Opinion No. 25, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services. Statement 123R generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). Statement 123R also requires companies to measure the cost of employee services received in exchange for an award of liability instruments (such as stock appreciation rights) based on the current fair value of the award, and to remeasure the fair value of the award at each reporting date.

        Public companies were originally required to adopt Statement 123R as of the beginning of the first interim period that begins after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the effective date of Statement 123R to the beginning of a registrant's next fiscal year, or January 1, 2006 for calendar-year companies, such as the Company. The provisions of

Statement 123R will affect the accounting for all awards granted, modified, repurchased or cancelled after January 1, 2006. The accounting for awards granted, but not vested, prior to January 1, 2006 will also be impacted. The provisions of Statement 123R allow companies to adopt the standard on a prospective basis or to restate all periods for which Statement 123 was effective. The Company expects to adopt Statement 123R on a prospective basis, and will include in its financial statements for periods that begin after December 31, 2005 pro forma information as though the standard had been adopted for all periods presented.

        While the Company has not yet quantified the impact of adopting Statement 123R, it believes that such adoption could have a significant impact on its operating income and net earnings in the future.

(4)   Pro Forma Earnings Per Common Share

        Pro forma basic earnings per common share ("EPS") is computed by dividing net earnings by the pro forma number of common shares outstanding for the period. The pro forma number of shares outstanding for all periods presented is 280,001,000 shares, which is the number of shares that would have been issued on March 31, 2005 if the Spin Off had been completed on such date. Dilutive EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Due to the relative insignificance of the dilutive securities in 2005 and 2004, their inclusion does not impact the EPS amount as reported in the accompanying condensed combined statement of operations.

(5)   Supplemental Disclosure of Cash Flow Information

	Three months ended March 31,
	2005	2004
	amounts in thousands
Cash paid for acquisitions:
Fair value of assets acquired	$—	49,757
Net liabilities assumed	—	(16,040)

Cash paid for acquisitions, net of cash acquired	$—	33,717

(6)   Investment in DCI

        The Company has a 50% ownership interest in DCI and accounts for its investment using the equity method of accounting. DCI is a global media and entertainment company, that provides original and purchased video programming in the United States and over 160 other countries.

        Summarized financial information for DCI is as follows:

Consolidated Balance Sheets

	March 31, 2005	December 31, 2004
	amounts in thousands
Current assets	$844,977	835,450
Property and equipment	396,623	380,290
Goodwill and intangible assets	433,391	445,221
Programming rights, long term	1,053,354	1,027,379
Other assets	463,904	547,346

Total assets	$3,192,249	3,235,686

Current liabilities	$1,112,615	885,353
Long term debt	2,294,070	2,498,287
Other liabilities	147,704	160,405
Mandatorily redeemable equity in subsidiaries	225,071	319,567
Stockholders' deficit	(587,211)	(627,926)

Total liabilities and stockholders' deficit	$3,192,249	3,235,686

Consolidated Statements of Operations

	Three months ended March 31,
	2005	2004
	amounts in thousands
Revenue	$601,471	527,362
Cost of revenue	(218,259)	(181,737)
Selling, general and administrative	(234,758)	(208,208)
Equity-based compensation	(22,867)	(28,780)
Depreciation and amortization	(28,821)	(30,833)

Operating income	96,766	77,804
Interest expense	(44,908)	(40,734)
Other income (expense)	27,400	(884)
Income tax expense	(33,629)	(15,335)

Net earnings	$45,629	20,851

(7)   Acquisitions

  London Playout Centre.

        On March 12, 2004, pursuant to an Agreement for the Sale and Purchase (the "Purchase Agreement"), Ascent Media acquired all of the issued share capital of London Playout Centre Limited ("LPC") from an independent third party (the "Seller") for a purchase price of (i) $36,573,000 paid at closing. In addition, in the event certain existing LPC contracts, which currently expire in 2005 through 2007, are renewed on terms similar to existing terms, Ascent Media may be required to pay up to an additional £5,000,000 ($9,453,000 at March 31, 2005). As the amount of the contingent consideration is not determinable at March 31, 2005, no liability has been recorded in the accompanying condensed combined balance sheets. At the point in time that the amount of contingent consideration is determinable, Ascent Media will record an increase to the LPC purchase price. LPC is a UK-based television channel origination facility. The purchase was funded, in part, by proceeds from Liberty.

        The following unaudited pro forma information for the three months ended March 31, 2004 was prepared assuming the acquisition of LPC occurred on January 1, 2004. However, those pro forma amounts are not necessarily indicative of operating results that would have occurred if the LPC acquisition had occurred on January 1, 2004 (amounts in thousands):

Revenue	$154,446
Net earnings	$10,970

(8)   Commitments and Contingencies

        The Company is involved in litigation and similar claims incidental to the conduct of its business. In management's opinion, none of the pending actions is likely to have a material adverse impact on the Company's financial position or results of operations.

(9)   Related Party Transactions

        Certain corporate general and administrative and spin off related costs have been paid by Liberty on behalf of the Company and reflected as expenses in the accompanying condensed consolidated statements of operations. Such expenses aggregated $1,242,000 for the three months ended March 31, 2005.

        Since October 1, 2002, Ascent Media has provided uplink and satellite transport services to On Command Corporation ("On Command"), a wholly owned subsidiary of LMC, pursuant to the terms of a short-term services agreement and a content preparation and distribution services agreement, which continues through March 31, 2008. The content preparation and distribution services agreement also provides that Ascent Media may supply content preparation services. During the period from April 2003 to October 2004, Ascent Media also installed satellite equipment at On Command's downlink sites at hotels pursuant to a separate services agreement, All agreements were entered into in the ordinary course of business on arm's-length terms. Ascent Media has provided $156,000 and $3,000 in services to On Command for the three months ended March 31, 2005 and 2004, respectively.

        Ascent Media provides services, such as satellite uplink, systems integration, origination, and post-production, to various affiliates of Liberty including DCI and Court Television Network, LLC. Revenue recorded by Ascent Media for these services for the three months ended March 31, 2005 and 2004 aggregated $11,141,000 and $2,676,000, respectively.

(10) Information About Operating Segments

        The Company's business units have been aggregated into four reportable segments: the Creative Services Group, the Media Management Services Group, and the Network Services Group, which are all operating segments of Ascent Media, and DCI, which is an equity affiliate. Corporate related items and unallocated income and expenses are reflected in the Corporate and Other column listed below.

        The Creative Services Group provides post-production services, which are comprised of services necessary to complete the creation of original content including feature films, television shows, movies of the week/mini series, television commercials, music videos, promotional and identity campaigns and corporate communications programming. The Media Management Services Group provides content storage services, which are comprised of facilities and services necessary to optimize, archive, manage and repurpose media assets for global distribution via freight, satellite, fiber and the Internet; access to all forms of content, duplication and formatting services, language conversions and laybacks, restoration and preservation of old or damaged content, mastering from motion picture film to high resolution or data formats, digital audio and video encoding services and digital media management services for global home video, broadcast, pay-per-view and emerging new media distribution channels. The Network Services Group provides broadcast services, which are comprised of services necessary to assemble and distribute programming for cable and broadcast networks via fiber and satellite to viewers in North America, Europe and Asia. Additionally, the Networks Services Group provides systems integration, design, consulting, engineering and project management services.

        The Company's chief operating decision maker, or his designee (the "CODM"), has identified the Company's reportable segments based on (i) financial information reviewed by the CODM and (ii) those operating segments that represent more than 10% of the Company's combined revenue or earnings before taxes. In addition, those equity investments whose share of earnings represent more than 10% of the Company's earnings before taxes are considered reportable segments.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies and are consistent with GAAP.

        The Company evaluates the performance of these operating segments based on financial measures such as revenue and operating cash flow. The Company defines operating cash flow as revenue less operating expenses and selling, general and administrative expense (excluding stock and other equity-based compensation). The Company believes this is an important indicator of the operational strength and performance of its businesses, including the ability to service debt and capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock and other equity-based compensation and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, operating cash flow should be considered in addition to, but not as a substitute for, operating income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

        Summarized financial information concerning the Company's reportable segments is presented in the following tables:

	Creative Services Group	Media Management Services Group	Network Services Group(1)	DCI	Corporate and Other and eliminations	Total
	amounts in thousands
Three months ended March 31, 2005
Revenue from external customers	$74,228	28,776	71,286	601,471	(601,471)	174,290
Operating cash flow	$13,051	3,691	15,006	148,454	(160,351)	19,851
Capital expenditures	$4,499	5,261	10,249	35,459	(34,547)	20,921
Depreciation and amortization	$7,499	2,186	4,709	28,821	(26,454)	16,761
Total assets	$295,970	170,069	291,723	3,192,249	1,627,699	5,577,710
Three months ended March 31, 2004
Revenue from external customers	$75,166	25,450	45,327	527,362	(527,362)	145,943
Operating cash flow	$14,381	4,687	13,108	137,417	(147,105)	22,488
Capital expenditures	$4,368	765	792	5,703	(5,703)	5,925
Depreciation and amortization	$7,182	2,093	4,510	30,833	(28,566)	16,052

(1)
Included in Network Services Group revenue is broadcast services revenue of $35,912,000 and $25,741,000 and systems integration revenue of $35,374,000 and $19,586,000 for the three months ended March 31, 2005 and 2004, respectively.

        The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies.

        The following table provides a reconciliation of segment operating cash flow to earnings before income taxes.

	Three months ended March 31,
	2005	2004
	amounts in thousands
Segment operating cash flow	$19,851	22,488
Stock compensation	(213)	(522)
Depreciation and amortization	(16,761)	(16,052)
Share of earnings of DCI	22,814	10,449
Other, net	322	(111)

Earnings before income taxes	$26,013	16,252

        Information as to the Company's operations in different geographic areas is as follows:

	Three months ended March 31,
	2005	2004
	amounts in thousands
Revenue
United States	$132,499	112,042
United Kingdom	37,283	27,888
Other countries	4,508	6,013

	$174,290	145,943

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
Liberty Media Corporation:

        We have audited the accompanying combined balance sheets of LMC Discovery Group (a combination of certain assets and businesses owned by Liberty Media Corporation, as defined in note 1) as of December 31, 2004 and 2003, and the related combined statements of operations, parent's investment and cash flows for each of the years in the three-year period ended December 31, 2004. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the financial statements of Discovery Communications, Inc. (a 50 percent owned investee company). The Company's investment in Discovery Communications, Inc. at December 31, 2004 and 2003, was $2,945,782,000 and $2,863,003,000, respectively, and its equity in earnings (losses) of Discovery Communications, Inc. was $84,011,000, $37,271,000 and $(32,046,000) for the years 2004, 2003 and 2002, respectively. The financial statements of Discovery Communications, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the financial statements of Discovery Communications, Inc. that support the equity in earnings (losses) of Discovery Communications, Inc. and the accumulated equity earnings (loss) included within the Company's investment in Discovery Communications, Inc., is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the combined financial statements referred to above present fairly, in all material respects, the financial position of LMC Discovery Group as of December, 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado
March 14, 2005, except as to the last three paragraphs of note 3, which are as of April 15, 2005

LMC Discovery Group

Combined Balance Sheets

December 31, 2004 and 2003

	2004	2003
	amounts in thousands
Assets
Current assets:
Cash and cash equivalents	$34,441	8,599
Trade receivables, net	151,120	102,889
Prepaid expenses and other current assets	26,208	19,949

Total current assets	211,769	131,437
Investment in Discovery Communications, Inc. ("DCI")	2,945,782	2,863,003
Property, plant, and equipment, net	258,741	257,536
Goodwill and other intangible assets, net	2,140,355	2,136,667
Other assets, net	8,181	7,984

Total assets	$5,564,828	5,396,627

Liabilities and Parent's Investment
Current liabilities:
Accounts payable	$33,327	12,269
Accrued payroll and related liabilities	23,632	18,824
Other accrued liabilities	29,606	16,575
Deferred revenue	20,858	12,927
Due to parent	1,104	—

Total current liabilities	108,527	60,595
Deferred income tax liabilities	1,083,964	1,053,113
Other liabilities	25,058	22,650

Total liabilities	1,217,549	1,136,358

Commitments and contingencies (see note 13)
Parent's investment:
Parent's investment	5,506,066	5,490,799
Accumulated deficit	(1,171,097)	(1,237,205)
Accumulated other comprehensive earnings	12,310	6,675

Total parent's investment	4,347,279	4,260,269

Total liabilities and parent's investment	$5,564,828	5,396,627

See accompanying notes to combined financial statements.

LMC Discovery Group

Combined Statements of Operations

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	amounts in thousands
Net revenue	$631,215	506,103	539,333
Cost of services (excluding depreciation shown below)	380,290	301,005	322,007

Gross profit	250,925	205,098	217,326

Operating expenses:
Selling, general, and administrative	153,559	130,336	128,271
Depreciation and amortization	77,605	70,526	67,272
Stock compensation	2,775	2,602	(48)
Impairment of goodwill	51	562	83,718
Restructuring and other charges	—	3,476	(435)

	233,990	207,502	278,778

Operating income (loss)	16,935	(2,404)	(61,452)
Other income (expense):
Interest expense	—	(47,489)	(42,713)
Interest to parent	—	(24,689)	(22,107)
Share of earnings (losses) of DCI	84,011	37,271	(32,046)
Unrealized gains on derivative instruments, net	406	6,444	12,416
Other, net	(274)	(3,623)	4,823

	84,143	(32,086)	(79,627)

Earnings (loss) before income taxes, minority interest and change in accounting principle	101,078	(34,490)	(141,079)
Income tax benefit (expense)	(34,970)	(20,156)	30,479
Minority interests in losses of subsidiaries	—	2,252	1,552

Earnings (loss) before change in accounting principle	66,108	(52,394)	(109,048)
Change in accounting principle	—	—	(20,227)

Net earnings (loss)	$66,108	(52,394)	(129,275)

Other comprehensive earnings, net of taxes:
Unrealized holding gains (losses) arising during the period	(1,162)	1,770	(6,501)
Foreign currency translation adjustments	6,797	7,528	9,103

Other comprehensive earnings	5,635	9,298	2,602

Comprehensive earnings (loss)	$71,743	(43,096)	(126,673)

Unaudited pro forma basic and diluted earnings (loss) per common share (note 3):
Earnings (loss) before change in accounting principle	$0.24	(0.19)	(0.39)
Change in accounting principle	—	—	(0.07)

Net Earnings (loss)	$0.24	(0.19)	(0.46)

See accompanying notes to combined financial statements.

LMC Discovery Group

Combined Statements of Parent's Investment

Years ended December 31, 2004, 2003 and 2002

	Parent's investment	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	amounts in thousands
Balance at January 1, 2002	$4,638,486	(1,055,536)	(4,586)	3,578,364
Issuance of stock	13,293	—	—	13,293
Issuance of stock for interest on convertible subordinated notes	21,268	—	—	21,268
Reallocation of enterprise level goodwill from parent	184,000	—	—	184,000
Net cash transfers to parent	(54,267)	—	—	(54,267)
Other	1,432	—	—	1,432
Other comprehensive income	—	—	2,602	2,602
Net loss	—	(129,275)	—	(129,275)

Balance at December 31, 2002	4,804,212	(1,184,811)	(1,984)	3,617,417
Issuance of stock for interest on convertible subordinated notes	11,129	—	—	11,129
Conversion of debt to equity	654,330	—	—	654,330
Reallocation of enterprise level goodwill from parent	15,000	—	—	15,000
Acquisition of Ascent Media's minority interest	5,811	—	—	5,811
Other comprehensive income	—	—	9,298	9,298
Other	317	—	(639)	(322)
Net loss	—	(52,394)	—	(52,394)

Balance at December 31, 2003	5,490,799	(1,237,205)	6,675	4,260,269
Stock compensation	2,268	—	—	2,268
Reallocation of enterprise level goodwill from parent	(18,000)	—	—	(18,000)
Net cash transfers from parent	30,999	—	—	30,999
Other comprehensive income	—	—	5,635	5,635
Net earnings	—	66,108	—	66,108

Balance at December 31, 2004	$5,506,066	(1,171,097)	12,310	4,347,279

See accompanying notes to combined financial statements.

LMC Discovery Group

Combined Statements of Cash Flows

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	amounts in thousands (see note 4)
Cash flows from operating activities:
Net earnings (loss)	$66,108	(52,394)	(129,275)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	77,605	70,526	67,272
Stock compensation	2,775	2,602	(48)
Impairment of goodwill	51	562	83,718
Noncash interest expense	—	26,218	24,001
Amortization of discount	—	19,044	3,462
Share of losses (earnings) of DCI	(84,011)	(37,271)	32,046
Unrealized gains on derivative instruments	(406)	(6,444)	(12,416)
Deferred income tax expense (benefit)	31,692	17,653	(28,661)
Change in accounting principle	—	—	20,227
Other non-cash charges, net	1,112	3,295	2,076
Changes in assets and liabilities (net of acquisitions):
Trade receivables	(36,405)	(4,040)	(838)
Inventories and prepaid expenses	(6,631)	(3,069)	(1,861)
Payables and other liabilities	32,432	(7,000)	3,329

Net cash provided by operating activities	84,322	29,682	63,032

Cash flows from investing activities:
Capital expenditures	(49,292)	(25,863)	(56,358)
Cash paid for acquisitions, net of cash acquired	(44,238)	—	—
Cash proceeds from dispositions	3,978	5,453	51,666
Other investing activities, net	73	177	(6,318)

Net cash used in investing activities	(89,479)	(20,233)	(11,010)

Cash flows from financing activities:
Net cash transfers to/from parent	30,999	—	(54,267)
Borrowings of long-term debt	—	2,945	8,955
Payments of long-term debt and capital lease obligations	—	(406,820)	(45,802)
Borrowings under convertible subordinated notes with parent	—	391,027	18,151
Proceeds from issuance of common stock	—	—	13,293
Other financing activities, net	—	—	(3,787)

Net cash provided by (used in) financing activities	30,999	(12,848)	(63,457)

Net increase (decrease) in cash and cash equivalents	25,842	(3,399)	(11,435)
Cash and cash equivalents at beginning of year	8,599	11,998	23,433

Cash and cash equivalents at end of year	$34,441	8,599	11,998

See accompanying notes to combined financial statements.

LMC Discovery Group

Notes to Combined Financial Statements

December 31, 2004, 2003 and 2002

(1)   Basis of Presentation

        The accompanying combined financial statements of LMC Discovery Group or the "Company" represent a combination of the historical financial information of (1) Ascent Media Group, Inc. ("Ascent Media"), a wholly owned subsidiary of Liberty Media Corporation ("Liberty"), and (2) Liberty's 50% ownership interest in DCI. Upon consummation of the spinoff transaction described in note 2, Discovery Holding Company will own the assets that comprise LMC Discovery Group.

        Ascent Media is comprised of three operating divisions or groups. Ascent Media's Creative Services group provides services necessary to complete the creation of original content, including feature films, mini-series, television shows, television commercials, music videos, promotional and identity campaigns, and corporate communications programming. The group manipulates or enhances original visual images or audio captured in principal photography or creates new three dimensional images, animation sequences, or sound effects. The Media Management Services group provides owners of content libraries with an entire complement of facilities and services necessary to optimize, archive, manage, and repurpose media assets for global distribution via freight, satellite, fiber, and the Internet. The Networks Services group provides the facilities and services necessary to assemble and distribute programming content for cable and broadcast networks via fiber, satellite, and the Internet to viewers in North America, Europe, and Asia. Additionally, the networks services group provides systems integration, design, consulting, engineering and project management services.

        DCI is a global media and entertainment company that provides original and purchased cable and satellite television programming in the United States and over 160 other countries.

(2)   Spinoff Transaction

        During the first quarter of 2005, the Board of Directors of Liberty (the "Board") approved a resolution to spin off the capital stock of Discovery Holding Company to the holders of Liberty Series A and Series B common stock (the "Spin Off'). The Spin Off will be effected as a distribution by Liberty to holders of its Series A and Series B common stock of shares of Series A and Series B common stock of Discovery Holding Company. The Spin Off will not involve the payment of any consideration by the holders of Liberty common stock and is intended to qualify as a tax-free transaction. The Spin Off is expected to occur in the third quarter of 2005, on a date to be determined by the Board, and will be made as a dividend to holders of record of Liberty common stock as of the close of business on the date of record for the Spin Off. The Spin Off is expected to be accounted for at historical cost due to the pro rata nature of the distribution.

        Following the Spin Off, the Company and Liberty will operate independently, and neither will have any stock ownership, beneficial or otherwise, in the other. In connection with the Spin Off, the Company and Liberty will enter into certain agreements in order to govern certain of the ongoing relationships between the Company and Liberty after the Spin Off and to provide for an orderly transition. These agreements include a Reorganization Agreement, a Services Agreement and a Tax Sharing Agreement.

        The Reorganization Agreement provides for, among other things, the principal corporate transactions required to effect the Spin Off and cross indemnities. Pursuant to the Services Agreement, Liberty will provide the Company with certain general and administrative services including legal, tax, accounting, treasury and investor relations support. The Company will reimburse Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services and for the Company's allocable portion of costs associated with any shared services or personnel.

        Under the Tax Sharing Agreement, Liberty will generally be responsible for U.S. federal, state, local and foreign income taxes reported on a consolidated, combined or unitary return that includes the Company or one of its subsidiaries and Liberty or one of its subsidiaries. The Company will be responsible for all other taxes that are attributable to the Company or one of its subsidiaries, whether accruing before, on or after the Spin Off. The Tax Sharing Agreement requires that the Company will not take, or fail to take, any action where such action, or failure to act, would be inconsistent with or prohibit the Spin Off from qualifying as a tax-free transaction. Moreover, the Company will indemnify Liberty for any loss resulting from such action or failure to act, if such action or failure to act precludes the Spin Off from qualifying as a tax-free transaction.

(3)   Summary of Significant Accounting Policies

Cash and Cash Equivalents

        The Company considers investments with original purchased maturities of three months or less to be cash equivalents.

Trade Receivables

        Trade receivables are shown net of an allowance based on historical collection trends and management's judgment on the collectibility of these accounts. These collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustments required are reflected in current operations. The allowance for doubtful accounts as of December 31, 2004 and 2003 was $12,104,000 and $11,580,000, respectively.

        A summary of activity in the allowance for doubtful accounts is as follows:

	Balance beginning of year	Charged (credited) to expense	Acquired or charged to other accounts	Deductions and other	Balance end of year
	amounts in thousands
2004	$11,580	555	(403)	372	12,104

2003	$9,013	(5)	2,004	568	11,580

2002	$11,951	(963)	(1,858)	(117)	9,013

Concentration of Credit Risk and Significant Customers

        For the years ended December 31, 2004, 2003 and 2002, no single customer accounted for more than 10% of combined revenue.

Investment in Discovery

        LMC Discovery Group accounts for its 50% ownership interest in DCI using the equity method of accounting. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of the net earnings or losses of DCI as they occur, rather than as dividends or other distributions are received. The excess of the Company's carrying value over its proportionate share of

Discovery's equity is accounted for as equity method goodwill, and accordingly, is not amortized, but periodically reviewed for impairment.

        Changes in the Company's proportionate share of the underlying equity of DCI which result from the issuance of additional equity securities by DCI are recognized as increases or decreases in parent's investment.

        The Company periodically compares the carrying value of its investment in DCI to its estimated fair value to determine if there are any other-than-temporary declines in value, which would require an adjustment in the statement of operations. The estimated fair value of the investment in DCI exceeds its carrying value for all periods presented.

Property and Equipment

        Property and equipment are carried at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the underlying lease. Estimated useful lives by class of asset are as follows:

Buildings	20 years
Leasehold improvements	15 years or lease term, if shorter
Furniture and fixtures	7 years
Computers	3 years
Machinery and equipment	5 to 7 years

        Depreciation expense for property and equipment was $74,986,000, $68,032,000 and $64,134,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill and Nonamortizable Other Intangible Assets

        Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), and ceased amortizing goodwill and nonamortizable other intangible assets. In accordance with SFAS No. 142, the Company reviews the impairment of goodwill annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The effect of the adoption was to record a transitional impairment of $20,227,000 during the first quarter of fiscal 2002 reflected as a change in accounting principle in the consolidated statements of operations.

Other Intangible Assets

        Amortizable other intangible assets are amortized on a straight-line basis over their estimated useful lives of four to five years, and are reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").

Long-Lived Assets

        In accordance with SFAS No. 144, management reviews the realizability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the value and future benefits of long-term assets, their carrying value is compared to management's best estimate of undiscounted future cash flows over the remaining amortization period. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the estimated fair value of the assets.

Foreign Currency Translation

        The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Assets and liabilities of foreign operations are translated into U.S. dollars using exchange rates on the balance sheet date, and revenues and expenses are translated into U.S. dollars using average exchange rates for the period. The effects of the foreign currency translation adjustments are deferred and are included in parent's investment as a component of accumulated other comprehensive earnings.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments.

Interest Rate Swap Agreements

        From time to time, the Company may utilize interest rate swap agreements to manage interest rate exposure. The Company accounts for these swaps in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133. The Company records all derivatives on the balance sheet at fair value. At December 31, 2004 the Company had no interest rate swap agreements.

Revenue Recognition

        Revenues from post-production and certain distribution related services are recognized when services are provided. Revenues on long-term contracts are recorded on the basis of the estimated percentage of completion of individual contracts. Estimated losses on long-term contracts are recognized in the period in which a loss becomes evident.

        Prepayments received for services to be performed at a later date are reflected in the combined balance sheets as deferred revenue until such services are provided.

Income Taxes

        The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than proposed changes in the tax law or rates.

Advertising Costs

        Advertising costs generally are expensed as incurred. Advertising expense aggregated $3,303,000, $3,089,000 and $3,025,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

        Employees of the Company hold stock options with respect to shares of Liberty Series A common stock. The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price and is recognized on a straight-line basis over the vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123.

        The following table illustrates the effect on net earnings (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Years ended December 31,
	2004	2003	2002
	amounts in thousands, except per share amounts
Net earnings (loss), as reported	$66,108	(52,394)	(129,275)
Add:
Stock-based employee compensation expense included in reported net loss	2,268	2,452	3,189
Deduct:
Stock-based employee compensation expense determined under fair value based method for all awards	(6,247)	(4,817)	(3,709)

Pro forma net earnings (loss)	$62,129	(54,759)	(129,795)

Unaudited pro forma basic and diluted net earnings (loss) per share:
As reported	$0.24	(0.19)	(0.46)
Pro forma for fair value stock compensation	$0.22	(0.20)	(0.46)

Unaudited Pro Forma Earnings (Loss) Per Common Share

        Unaudited pro forma basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) by the pro forma number of common shares outstanding for the period. The pro forma number of shares outstanding for all periods presented is 279,996,000 shares, which is the number of shares that would have been issued on December 31, 2004 if the Spin Off had been completed on such date. Dilutive EPS presents the dilutive effect on a per shares basis of potential common shares as if they had been converted at the beginning of the periods presented. Due to the relative insignificance of the dilutive securities in 2004, their inclusion does not impact the EPS amount as reported in the accompanying combined statement of operations.

Use of Estimates

        The preparation of the combined financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses for each reporting period. The significant estimates made in preparation of the Company's consolidated financial statements primarily relate to valuation of goodwill, other intangible assets, long-lived assets, deferred tax assets, and the amount of the allowance for doubtful accounts. Actual results could differ from the estimates upon which the carrying values were based.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("Statement 123R"). Statement 123R, which is a revision of Statement 123 and supersedes APB Opinion No. 25, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on transactions in which an entity obtains employee services. Statement 123R generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments (such as stock options and restricted stock) based on the grant-date fair value of the award, and to recognize that cost over the period during which the employee is required to provide service (usually the vesting period of the award). Statement 123R also requires companies to measure the cost of employee services received in exchange for an award of liability instruments (such as stock appreciation rights) based on the current fair value of the award, and to remeasure the fair value of the award at each reporting date.

        Public companies were originally required to adopt Statement 123R as of the beginning of the first interim period that begins after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission amended the effective date to the beginning of a registrant's next fiscal year, or January 1, 2006 for calendar-year companies, such as the Company. The provisions of Statement 123R will affect the accounting for all awards granted, modified, repurchased or cancelled after January 1, 2006. The accounting for awards granted, but not vested, prior to January 1, 2006 will also be impacted. The provisions of Statement 123R allow companies to adopt the standard on a prospective basis or to restate all periods for which Statement 123 was effective. The Company expects to adopt Statement 123R on a prospective basis, and will include in its financial statements for periods that begin after December 31, 2005 pro forma information as though the standard had been adopted for all periods presented.

        While the Company has not yet quantified the impact of adopting Statement 123R, it believes that such adoption could have a significant impact on its operating income and net earnings in the future.

(4)   Supplemental Disclosure of Cash Flow Information

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Cash paid for acquisitions:
Fair value of assets acquired	$60,950	11,811	—
Net liabilities assumed	(17,073)	(6,000)	—
Deferred tax liability	361	—	—
Contribution from parent	—	(5,811)	—

Cash paid for acquisitions, net of cash acquired	$44,238	—	—

Cash paid during the year for:
Interest	$—	25,206	35,748
Income taxes	$1,916	731	1,874
Noncash investing and financing activities:
Stock issued for payment of interest on convertible subordinated notes	$—	11,129	21,268
Conversion of subordinated notes to parent's investment	$—	654,330	—

(5)   Investment in DCI

        The Company has a 50% ownership interest in DCI and accounts for its investment using the equity method of accounting. DCI is a global media and entertainment company, that provides original and purchased video programming in the United States and over 160 other countries.

        Included in the Company's share of earnings (losses) of DCI in 2003 and 2002 is the Company's 50% share of adjustments to the redemption value of redeemable common stock held by an officer of DCI. Such adjustments were recorded as reductions to equity by DCI. These shares were redeemed in June 2003.

        In 2001, the Company acquired 25,200 shares of DCI Class B non-voting common stock for an additional $49,788,000 cash investment. In 2002, DCI redeemed these shares for $54,269,000. The Company recorded the $4,481,000 difference between its 2001 investment and the redemption proceeds as interest income.

        Summarized financial information for DCI is as follows:

Consolidated Balance Sheets

	December 31,
	2004	2003
	amounts in thousands
Current assets	$835,450	858,383
Property and equipment	380,290	360,411
Goodwill and intangible assets	445,221	466,968
Programming rights, long term	1,027,379	881,735
Other assets	547,346	626,714

Total assets	3,235,686	3,194,211

Current liabilities	885,353	1,538,798
Long term debt	2,498,287	1,833,942
Other liabilities	160,405	212,984
Mandatorily redeemable equity in subsidiaries	319,567	410,252
Stockholders' deficit	(627,926)	(801,765)

Total liabilities and stockholders' deficit	3,235,686	3,194,211

Consolidated Statements of Operations

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue	$2,365,346	1,995,047	1,716,775
Cost of revenue	(846,316)	(751,578)	(699,737)
Selling, general and administrative	(856,340)	(735,017)	(638,405)
Equity-based compensation	(71,515)	(74,119)	(96,865)
Depreciation and amortization	(129,011)	(120,172)	(112,841)
Gain on sale of patents	22,007	—	—

Operating income	484,171	314,161	168,927
Interest expense	(167,420)	(159,409)	(163,315)
Other expense	(6,930)	(16,730)	(63,725)
Income tax benefit (expense)	(141,799)	(74,785)	10,057

Net earnings (loss)	$168,022	63,237	(48,056)

(6)   Property and Equipment

        Property and equipment at December 31, 2004 and 2003 consist of the following:

	2004	2003
	amounts in thousands
Property and equipment, net:
Land	$58,048	60,389
Buildings	183,985	158,861
Equipment	226,188	174,981
Accumulated depreciation	(209,480)	(136,695)

	$258,741	257,536

(7)   Goodwill and Other Intangible Assets

        SFAS No. 142 prescribes the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but is required to test such assets annually for impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS No. 144.

        Effective January 1, 2002, the Company adopted SFAS No. 142 and in accordance with its provisions, the Company recorded, during the first quarter of fiscal 2002, a transitional impairment charge of $20,227,000. Such charge has been reflected as a cumulative effect of a change in accounting principle. Also, the Company recorded a goodwill impairment charge of $83,718,000 during the fourth quarter of fiscal 2002 as a result of the annual impairment test of goodwill in accordance with SFAS No. 142. In fiscal 2004 and 2003, the Company recorded impairment charges of $51,000 and $562,000, respectively, as a result of the annual impairment test of goodwill in accordance with SFAS No. 142. The fair value of each reporting unit was determined through the use of an outside independent valuation consultant. The consultant used both the income approach and market approach in determining fair value.

        SFAS No. 142 requires the Company to consider equity method affiliates as separate reporting units. As a result, a portion of Liberty's enterprise-level goodwill balance has been allocated to a separate reporting unit which includes only its investment in DCI and has been included in these combined financial statements. This allocation is performed for goodwill impairment testing purposes only and does not change the reported carrying value of the investment. However, to the extent that all or a portion of an equity method investment which is part of a reporting unit containing allocated goodwill is disposed of in the future, the allocated portion of goodwill will be relieved and included in the calculation of the gain or loss on disposal.

        In addition, it has been necessary for Liberty to periodically reallocate its enterprise level goodwill due to changes in reporting units caused by transactions or by internal reorganizations. These reallocation adjustments were made based on the relative fair values of the remaining reporting units in accordance with SFAS No. 142. As a result, there have been adjustments to the enterprise level goodwill allocated to LMC Discovery during the years presented in these financial statements. Such adjustments are reflected in the Combined Statements of Parent's Investment.

        The following table provides the activity and balances of goodwill for the years ended December 31, 2004 and 2003:

	Creative Services Group	Media Management Services Group	Network Services Group	DCI	Total
	amounts in thousands
Net balance at January 1, 2003	$105,761	86,519	138,425	1,774,000	2,104,705
Add:
Acquisitions	2,092	1,337	7,776	—	11,205
Foreign exchange and other	137	169	243	15,000	15,549
Deduct:
2003 Impairment	(562)	—	—	—	(562)

Net balance at December 31, 2003	107,428	88,025	146,444	1,789,000	2,130,897
Add:
Acquisitions	—	5,325	17,379	—	22,704
Foreign exchange and other	—	—	(104)	(18,000)	(18,104)
Deduct:
2004 Impairment	(51)	—	—	—	(51)

Net balance at December 31, 2004	$107,377	93,350	163,719	1,771,000	2,135,446

        Included in goodwill and other intangible assets at December 31, 2004 are amortizable intangibles with a net book value of $2,469,000 and tradename (which is not subject to amortization) of $2,440,000.

        For the years ended December 31, 2004, 2003 and 2002, the Company recorded $2,619,000, $2,494,000 and $3,138,000, respectively, of amortization expense for other intangible assets.

(8)   Restructuring Charges

        During 2003, the Company completed certain restructuring activities designed to improve operating efficiencies and effectiveness and to strengthen its competitive position in the marketplace primarily through cost and expense reductions. In connection with these integration and consolidation initiatives, the Company recorded a charge of $3,476,000. This restructuring charge is related to the consolidation of facilities and closure-related costs in the Creative Services group both domestically and in the United Kingdom. The restructuring charge includes $1,170,000 for employee severance, $2,130,000 related to excess lease commitments as a result of facility closures, and $176,000 for contract exit costs.

        The following table provides the activity and balances of the restructuring reserve.

	Opening balance	Additions	Deductions	Ending balance
	amounts in thousands
Excess facility costs	$5,133	—	(2,906)	2,227
Employee separations	255	—	(255)	—

December 31, 2002	$5,388	—	(3,161)	2,227

Excess facility costs	$2,227	2,130	(980)	3,377
Employee separations	—	1,170	(1,170)	—
Contract exit costs	—	176	(176)	—

December 31, 2003	$2,227	3,476	(2,326)	3,377

Excess facility costs December 31, 2004	$3,377	—	(788)	2,589

(9)   Acquisitions

London Playout Centre.

        On March 12, 2004, pursuant to an Agreement for the Sale and Purchase (the "Purchase Agreement"), Ascent Media acquired all of the issued share capital of London Playout Centre Limited ("LPC") from an independent third party for a cash purchase price of $36,573,000 paid at closing. In addition, in the event certain existing LPC contracts, which currently expire in 2005 through 2007, are renewed on terms similar to existing terms, Ascent Media may be required to pay up to an additional £5,000,000 ($9,600,000 at December 31, 2004). As the amount of the contingent consideration is not determinable at December 31, 2004, no liability has been recorded in the accompanying combined balance sheet. At the point in time that the amount of contingent consideration is determinable, Ascent Media will record an increase to the LPC purchase price. LPC is a UK-based television channel origination facility. The purchase was funded, in part, by proceeds from Liberty.

Sony Electronics' System Integration Center.

        On December 31, 2003, the Company acquired Sony Electronic's ("Sony's") systems integration center business and related assets ("SIC"). In exchange for SIC, Sony received the right to be paid 20% of the value of the combined business of the Company's wholly owned subsidiary, A.F. Associates, Inc. ("AFA") and SIC as set forth in agreements related to the asset purchase. The acquisition was accounted for using the purchase method of accounting, and the value of 20% of the combined business of AFA and SIC was estimated at $6,000,000.

        The following unaudited pro forma information was prepared assuming the acquisitions of LPC and SIC occurred on January 1, 2003. However, those pro forma amounts are not necessarily indicative of operating results that would have occurred if the LPC and SIC acquisitions had occurred on January 1, 2003.

	Years ended December 31,
	2004	2003
	amounts in thousands, except per share amounts
Revenue	$639,718	612,994
Net earnings (loss)	$65,317	(54,530)
Pro forma basic and diluted net earnings (loss) per common share	$0.23	(0.19)

(10) Long-Term Debt

Senior Credit Agreement

        On December 23, 2003, Ascent Media retired its Senior Credit Agreement with Bank of America by paying down in full the Term A loan, Term B loan, and Revolver, with cash provided by Liberty.

Liberty Subordinated Credit Agreement

        In December 2000, when Ascent Media was a publicly traded company and had a senior bank credit facility, Liberty and Ascent Media entered into a subordinated credit agreement pursuant to which Liberty agreed to make subordinated convertible loans to Ascent Media. From December 2000 through December 2003, Ascent Media borrowed funds under the subordinated credit agreement as needed, and as agreed to by its senior lenders, for acquisitions, capital expenditures, working capital and payments under its senior bank credit facility. From December 2000 through June 2003, at which time Liberty acquired the minority interest in Ascent Media held by the public, Ascent Media paid interest at the rate of 10% per annum on the subordinated debt primarily with shares of its common stock. From June 2003 through December 2003, accrued interest was added to the principal amount of debt. In December 2003, Liberty contributed the total amount of debt and accrued interest of $654,330,000 to equity and the subordinated credit agreement was cancelled.

Property Mortgages and Other Debt

        In December 2003, Ascent Media, through a capital contribution from Liberty, paid down all principal amounts outstanding on all property mortgages, capital loans, and other debt.

(11) Income Taxes

        Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Components of the income tax provision are as follows:

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Current
Federal	$—	—	2,918
State	502	(1,100)	(1,302)
Foreign	(3,780)	(1,403)	202

Current	(3,278)	(2,503)	1,818

Deferred
Federal	(25,221)	(15,628)	24,536
State	(7,774)	(3,494)	4,522
Foreign	1,303	1,469	(397)

Deferred	(31,692)	(17,653)	28,661

Total tax benefit (expense)	$(34,970)	(20,156)	30,479

        Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal income tax rate of 35% as a result of the following:

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Computed expected tax benefit (expense)	$(35,377)	11,283	48,834
Impairment charges and amortization of goodwill not deductible for income tax purposes	—	—	(29,301)
State and local income taxes, net of federal income taxes	(5,311)	(2,986)	2,225
Change in valuation allowance affecting tax expense	3,575	(14,719)	(8,747)
Disallowed interest expense	—	(13,963)	(8,655)
Dividend received deduction	—	—	15,195
Disposition of nondeductible goodwill in sales transactions	—	—	8,590
Other, net	2,143	229	2,338

Income tax benefit (expense)	$(34,970)	(20,156)	30,479

        Components of pretax income (loss), excluding change in accounting principle, are as follows:

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Domestic	$96,470	(28,772)	(149,476)
Foreign	4,608	(3,466)	9,949

	$101,078	(32,238)	(139,527)

        Components of deferred tax assets and liabilities as of December 31 are as follows:

	2004	2003
	amounts in thousands
Current assets:
Accounts receivable reserves	$2,423	3,424
Accrued liabilities	11,987	8,552

	14,410	11,976

Noncurrent assets:
Net operating loss carryforwards	56,689	79,587
Impairment reserves	2,370	4,747
Intangible assets	5,775	9,559
Other	6,960	5,843

	71,794	99,736

Total deferred tax assets, gross	86,204	111,712
Valuation allowance	(76,452)	(101,470)

Total deferred tax assets, net	9,752	10,242

Current liabilities:
Prepaid expenses	(1,204)	(1,362)
Other	(2,802)	(2,040)

	(4,006)	(3,402)

Noncurrent liabilities:
Property and equipment	(2,760)	(5,287)
Investments	(1,086,950)	(1,054,666)

	(1,089,710)	(1,059,953)

Total deferred tax liabilities	(1,093,716)	(1,063,355)

Net deferred tax liability	$(1,083,964)	(1,053,113)

        At December 31, 2004, the Company has $119,474,000 and $371,840,000 in net operating loss carryforwards for federal and state tax purposes, respectively. These net operating losses expire, for federal purposes, in 2022 and 2023.

        The state NOL's begin expiring in 2005 and continue through 2021. In addition, the Company has approximately $600,000 of federal income tax credits, which may be carried forward indefinitely. The Company has $2,510,000 of state income tax credits, of which $2,342,000 will expire in the year 2012.

        During the current year, management has determined that it is more likely than not that the Company will not realize the tax benefits associated with certain cumulative net operating loss carryforwards and other deferred tax assets. As such, the Company continues to maintain a valuation allowance of $76,452,000. The total valuation allowance decreased during the year ended December 31, 2004 as a result of other members in the Liberty consolidated tax group utilizing fully reserved NOLs of Ascent Media of $21,442,000 and utilization by Ascent Media of fully reserved deferred tax assets of $3,576,000. Ascent Media has not recorded a receivable from Parent for the utilization of its NOL's since it is unlikely they will ever be reimbursed by Liberty for these benefits.

        During 2004, the Company provided $1,636,000 of U.S. tax expense for future repatriation of cash from its Asia operations pursuant to APB 23. This charge represents all undistributed earnings from Asia not previously taxed in the United States.

        Undistributed earnings of foreign subsidiaries, other than the Asia operations, aggregated $3,372,000 on December 31, 2004, which, under existing law, will not be subject to U.S. tax until distributed as dividends. Since the earnings have been, or are intended to be, indefinitely reinvested in foreign operations, no provision has been made for any U.S. taxes that may be applicable thereto. Furthermore, any taxes paid to foreign governments on those earnings may be used in whole or in part as credits against the U.S. tax on any dividends distributed from such earnings. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

(12) Employee Benefit Plans

        Ascent Media offers a 401(k) defined contribution plan covering most of its full-time domestic employees not covered by employees eligible to participate in the Motion Picture Industry Pension and Health Plan (MPIPHP), a multi-employer defined benefit pension plan. Contributions to the MPIPHP are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. Ascent Media also sponsors a pension plan for eligible employees of its foreign subsidiaries. Employer contributions are determined by Ascent Media's board of directors. The plans are funded by employee and employer contributions. Total pension plan expenses for the years ended December 31, 2004, 2003 and 2002 were $6,485,000, $6,380,000 and $5,794,000, respectively.

(13) Commitments and Contingencies

        Future minimum lease payments under scheduled operating leases that have initial or remaining noncancelable terms in excess of one year are as follows (in thousands):

Year ended December 31:
2005	$25,682
2006	$23,462
2007	$22,362
2008	$19,665
2009	$17,608
Thereafter	$52,523

        Rent expense for noncancelable operating leases for real property and equipment was $26,487,000, $21,909,000 and $29,632,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Various lease arrangements contain options to extend terms and are subject to escalation clauses.

        At December 31, 2004, the Company is committed to compensation under long-term employment agreements with its certain executive officers of Ascent Media as follows: 2005, $3,172,000; 2006, $1,778,000; and 2007, $296,000.

        The Company is involved in litigation and similar claims incidental to the conduct of its business. In management's opinion, none of the pending actions is likely to have a material adverse impact on the Company's financial position or results of operations.

(14) Related Party Transactions

Services Agreement Between Ascent Media and On Command Corporation

        Since October 1, 2002, Ascent Media has provided uplink and satellite transport services to On Command Corporation ("On Command"), a wholly owned subsidiary of LMC. Under the terms of short-term services agreement and a content preparation and distribution services agreement, from October 1, 2002 through March 31, 2008, Ascent Media has provided, and will continue to provide, uplink and satellite transport services. The content preparation and distribution services agreement also provides that Ascent Media may supply content preparation services. During the period from April 2003 to October 2004, Ascent Media also installed satellite equipment at On Command's downlink sites at hotels pursuant to a separate services agreement. All agreements were entered into in the ordinary course of business on arm's-length terms. Ascent Media has provided $449,000, $691,000 and $75,000 in services to On Command for the years ended December 31, 2004, 2003 and 2002, respectively.

Other Related Party Balances and Transactions

        Ascent Media provides services, such as satellite uplink, systems integration, origination, and post-production, to various affiliates of Liberty including DCI and Court Television Network, LLC. Revenue recorded by Ascent Media for these services for the years ended December 31, 2004, 2003 and 2002 aggregated $41,785,000, $13,355,000 and $14,043,000, respectively.

(15) Information About Operating Segments

        The Company's business units have been aggregated into four reportable segments: the Creative Services Group, the Media Management Services Group, and the Network Services Group, which are all operating segments of Ascent Media, and DCI, which is an equity affiliate. Corporate related items and unallocated income and expenses are reflected in the Corporate and Other column listed below.

        The Creative Services Group provides post-production services, which are comprised of services necessary to complete the creation of original content including feature films, television shows, movies of the week/mini series, television commercials, music videos, promotional and identity campaigns and corporate communications programming. The Media Management Services Group provides content storage services, which are comprised of facilities and services necessary to optimize, archive, manage and repurpose media assets for global distribution via freight, satellite, fiber and the Internet; access to all forms of content, duplication and formatting services, language conversions and laybacks, restoration and preservation of old or damaged content, mastering from motion picture film to high resolution or data formats, digital audio and video encoding services and digital media management services for global home video, broadcast, pay-per-view and emerging new media distribution channels. The Network Services Group provides broadcast services, which are comprised of services necessary to assemble and distribute programming for cable and broadcast networks via fiber and satellite to viewers in North America, Europe and Asia. Additionally, the networks services group provides systems integration, design, consulting, engineering and project management services.

        The Company's chief operating decision maker, or his designee (the "CODM"), has identified the Company's reportable segments based on (i) financial information reviewed by the CODM and (ii) those operating segments that represent more than 10% of the Company's combined revenue or earnings before taxes. In addition, those equity investments whose share of earnings represent more than 10% of the Company's earnings before taxes are considered reportable segments.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies and are consistent with GAAP.

        The Company evaluates the performance of these operating segments based on financial measures such as revenue and operating cash flow. The Company defines operating cash flow as revenue less operating expenses and selling, general and administrative expenses (excluding stock and other equity-based compensation). The Company believes this is an important indicator of the operational strength and performance of its businesses, including the ability to service debt and capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock and other equity-based compensation and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, operating cash flow should be considered in addition to, but not as a substitute for, operating income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

        Summarized financial information concerning the Company's reportable segments is presented in the following tables:

Ascent Media	Creative Services Group	Media Management Services Group	Network Services Group(1)	DCI	Corporate and Other and eliminations	Total
	amounts in thousands
Year Ended December 31, 2004
Revenue from external customers	$295,841	109,982	225,392	2,365,346	(2,365,346)	631,215
Operating cash flow	$55,847	17,430	62,163	662,690	(700,764)	97,366
Capital expenditures	$18,677	4,142	23,114	88,100	(84,741)	49,292
Depreciation and amortization	$31,026	7,750	27,074	129,011	(117,256)	77,605
Total assets	$298,613	171,588	294,328	3,235,686	1,564,613	5,564,828
Year Ended December 31, 2003
Revenue from external customers	$270,830	107,070	128,203	1,995,047	(1,995,047)	506,103
Operating cash flow	$43,786	22,074	43,221	508,452	(542,771)	74,762
Capital expenditures	$13,132	4,751	5,207	109,956	(107,183)	25,863
Depreciation and amortization	$28,975	11,481	22,171	120,172	(112,274)	70,526
Total assets	$305,576	174,916	239,939	3,194,211	1,481,985	5,396,627
Year Ended December 31, 2002
Revenue from external customers	$275,119	105,091	159,123	1,716,775	(1,716,775)	539,333
Operating cash flow	$50,150	27,682	45,673	378,633	(413,083)	89,055
Capital expenditures	$22,825	15,406	9,958	138,777	(130,608)	56,358
Depreciation and amortization	$38,778	7,483	18,863	112,841	(110,693)	67,272

(1)
Included in Network Services Group revenue is broadcast services revenue of $135,883,000, $89,065,000 and $114,400,000 and systems integration revenue of $89,509,000, $39,138,000 and $44,723,000 in 2004, 2003 and 2002, respectively.

        The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies.

        The following table provides a reconciliation of segment operating cash flow to earnings (loss) before income taxes, minority interest and change in accounting principle.

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Segment operating cash flow	$97,366	74,762	89,055
Stock compensation	(2,775)	(2,602)	48
Depreciation and amortization	(77,605)	(70,526)	(67,272)
Impairment of goodwill	(51)	(562)	(83,718)
Share of earnings (losses) of DCI	84,011	37,271	(32,046)
Interest expense	—	(72,178)	(64,820)
Other, net	132	(655)	17,674

Earnings (loss) before income taxes, minority interest and change in accounting principle	$101,078	(34,490)	(141,079)

        Information as to the Company's operations in different geographic areas is as follows:

	Years ended December 31,
	2004	2003	2002
	amounts in thousands
Revenue
United States	$460,070	390,220	420,827
United Kingdom	148,002	92,523	93,797
Other countries	23,143	23,360	24,709

	$631,215	506,103	539,333

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Discovery Communications, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' deficit, and of cash flows present fairly, in all material respects, the financial position of Discovery Communications, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
McLean, Virginia
February 22, 2005

Discovery Communications, Inc.

Consolidated Balance Sheets

	December 31,
	2004	2003
	In thousands, except share data
ASSETS
Current assets
Cash and cash equivalents	$24,282	$34,075
Accounts receivable, less allowances of $24,375 and $40,213	527,659	466,747
Inventories	32,567	37,004
Deferred income taxes	144,606	232,693
Programming rights, net	50,578	46,364
Other current assets	55,758	41,500

Total current assets	835,450	858,383

Property and equipment, net	380,290	360,411
Programming rights, net, less current portion	1,027,379	881,735
Deferred launch incentives	314,601	373,579
Goodwill	257,460	253,308
Intangibles, net	187,761	213,660
Investments in and advances to unconsolidated affiliates	74,450	60,765
Deferred income taxes	114,673	146,768
Other assets	43,622	45,602

TOTAL ASSETS	$3,235,686	$3,194,211

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$338,182	$356,320
Launch incentives payable	33,509	62,841
Programming rights payable	94,969	73,340
Current portion of long-term incentive plan liabilities	261,627	427,755
Current portion of long-term debt	9,736	517,750
Income taxes payable	21,123	10,564
Other current liabilities	126,207	90,228

Total current liabilities	885,353	1,538,798

Long-term debt, less current portion	2,498,287	1,833,942
Derivative financial instruments, less current portion	46,541	88,781
Launch incentives payable, less current portion	34,328	45,422
Long-term incentive plan liabilities, less current portion	60,735	63,844
Programming rights payable, less current portion	8,027	3,668
Other liabilities	10,774	11,269

Total liabilities	3,544,045	3,585,724

Mandatorily redeemable interests in subsidiaries	319,567	410,252

Commitments and contingencies

Stockholders' deficit
Class A common stock; $.01 par value; 100,000 shares authorized; 51,119 shares issued, less 719 and 504 shares of treasury stock	1	1
Class B common stock; $.01 par value; 60,000 shares authorized; 50,615 shares issued and held in treasury stock at December 31, 2004 and 2003	—	—
Additional paid-in capital	21,093	21,093
Accumulated deficit	(672,931)	(840,953)
Accumulated other comprehensive income	23,911	18,094

Total stockholders' deficit	(627,926)	(801,765)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$3,235,686	$3,194,211

The accompanying notes are an integral part of these consolidated financial statements.

Discovery Communications, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2004	2003	2002
	In thousands
OPERATING REVENUE
Advertising	$1,133,807	$1,010,585	$829,936
Subscriber fees	976,362	747,927	646,500
Other	255,177	236,535	240,339

Total operating revenue	2,365,346	1,995,047	1,716,775

Cost of revenue	846,316	751,578	699,737
Selling, general & administrative	856,340	735,017	638,405
Expenses arising from long-term incentive plans	71,515	74,119	96,865
Depreciation & amortization	129,011	120,172	112,841
Gain on sale of patents	(22,007)	—	—

Total operating expenses	1,881,175	1,680,886	1,547,848

INCOME FROM OPERATIONS	484,171	314,161	168,927

OTHER INCOME (EXPENSE)
Interest, net	(167,420)	(159,409)	(163,315)
Unrealized gains (losses) from derivative instruments, net	45,540	21,405	(11,607)
Minority interests in consolidated subsidiaries	(54,940)	(35,965)	(45,977)
Equity in earnings (losses) of unconsolidated affiliates	171	(4,477)	(2,716)
Other	2,299	2,307	(3,425)

Total other expense, net	(174,350)	(176,139)	(227,040)

INCOME (LOSS) BEFORE INCOME TAXES	309,821	138,022	(58,113)

Income tax expense (benefit)	141,799	74,785	(10,057)

NET INCOME (LOSS)	$168,022	$63,237	$(48,056)

The accompanying notes are an integral part of these consolidated financial statements.

Discovery Communications, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2004	2003	2002
	In thousands
OPERATING ACTIVITIES
Net income (loss)	$168,022	$63,237	$(48,056)
Adjustments to reconcile net income (loss) to cash provided by operations
Depreciation and amortization	129,011	120,172	112,841
Amortization of deferred launch incentives and representation rights	107,757	131,980	132,495
Provision for losses on accounts receivable, net	959	11,413	20,787
Expenses arising from long-term incentive plans	71,515	74,119	96,865
Equity in (earnings) losses of unconsolidated affiliates	(171)	4,477	2,716
Deferred income taxes	105,522	42,280	(37,801)
Unrealized (gains) losses on derivative financial instruments, net	(45,540)	(21,405)	11,607
Non cash minority interest charges	54,940	35,965	45,977
Gain on sale of patents	(22,007)	—	—
Other non-cash charges	8,300	5,584	14,325
Changes in assets and liabilities, net of business combinations
Accounts receivable	(60,841)	(52,753)	(46,553)
Inventories	4,555	22,978	(30,504)
Other assets	(14,706)	(10,212)	(8,435)
Programming rights, net of payables	(122,433)	(139,387)	(86,103)
Accounts payable and accrued liabilities	55,734	27,646	79,565
Representation rights	(479)	(11,250)	(10,750)
Deferred launch incentives	(74,696)	(99,630)	(72,963)
Long-term incentive plan liabilities	(240,752)	(51,023)	(37,003)

Cash provided by operations	124,690	154,191	139,010

INVESTING ACTIVITIES
Acquisition of property and equipment	(88,100)	(109,956)	(138,777)
Business combinations, net of cash acquired	(17,218)	(46,541)	—
Investments in and advances to unconsolidated affiliates	(14,884)	(11,754)	(27,389)
Contributions from minority shareholders	3,146	21,652	12,478
Issuance (redemption) of interests in subsidiaries	(148,880)	—	92,874
Proceeds from sale of patents, net	22,007	—	—

Cash used by investing activities	(243,929)	(146,599)	(60,814)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	1,848,000	—	391,924
Principal payments of long-term debt	(1,699,215)	(12,638)	(330,165)
Deferred financing fees	(8,499)	(56)	(1,358)
Increase in note receivable from stockholder	—	(5,238)	(10,246)
Collection of note receivable from stockholder	—	23,600	—
Repurchase of Class A common stock	—	(55,334)	—
Repurchase of Class B common stock	—	—	(109,000)
Other financing	(30,840)	42,325	(23,415)

Cash provided (used) by financing activities	109,446	(7,341)	(82,260)

CHANGE IN CASH AND CASH EQUIVALENTS	(9,793)	251	(4,064)
Cash and cash equivalents, beginning of year	34,075	33,824	37,888
CASH AND CASH EQUIVALENTS, END OF YEAR	$24,282	$34,075	$33,824

The accompanying notes are an integral part of these consolidated financial statements.

Discovery Communications, Inc.

Consolidated Statements of Changes in Stockholders' Deficit

						Other Comprehensive Income (Loss)
	Class A		Class B
				Additional Paid-In Capital	Accumulated Deficit	Foreign Currency Translation	Unrealized Gain (Loss) on Investments
	At Par	Redeemable	At Par					TOTAL
	In thousands
Balance, December 31, 2001	$1	$52,791	$1	$121,092	$(852,707)	$(2,272)	$(334)	$(681,428)
Comprehensive loss
Net loss					(48,056)
Foreign currency translation, net of tax of $2.7 million						6,568
Realized loss on investments, net of tax of $0.2 million							334
Total comprehensive loss								(41,154)
Increase in loan to stockholder		(10,246)						(10,246)
Compensation from redeemable Class A common stock		2,324						2,324
Accretion of redeemable Class A common stock		5,827			(5,827)			—
Repurchase of Class B common stock treasury shares			(1)	(99,999)	(9,000)			(109,000)

Balance, December 31, 2002	$1	$50,696	$—	$21,093	$(915,590)	$4,296	$—	$(839,504)

Comprehensive income
Net income					63,237
Foreign currency translation, net of tax of $5.7 million						10,027
Unrealized gain on investments, net of tax of $2.4 million							3,771
Total comprehensive income								77,035
Decrease in loan to stockholder		18,362						18,362
Reduction of compensation from redeemable Class A common stock		(2,324)						(2,324)
Decretion of redeemable Class A common stock		(11,400)			11,400			—
Repurchase of Class A common stock treasury shares		(55,334)						(55,334)

Balance, December 31, 2003	$1	$—	$—	$21,093	$(840,953)	$14,323	$3,771	$(801,765)

Comprehensive income
Net income					168,022
Foreign currency translation, net of tax of $5.2 million						8,409
Unrealized loss on investments, net of tax of $1.7 million							(2,592)
Total comprehensive income								173,839

Balance, December 31, 2004	$1	$—	$—	$21,093	$(672,931)	$22,732	$1,179	$(627,926)

The accompanying notes are an integral part of these consolidated financial statements.

Discovery Communications, Inc.

Notes to Consolidated Financial Statements

1.     Description of Business

        Discovery Communications, Inc. (the "Company") is a privately held, diversified worldwide entertainment company whose operations are organized into four business units: U.S. Networks, International Networks, Commerce and Education. U.S. Networks operates cable and satellite television networks in the United States, including Discovery Channel, TLC, Animal Planet, The Travel Channel and Discovery Health Channel. International Networks operates cable and satellite television networks worldwide, including regional variants of Discovery Channel, Animal Planet, People & Arts, Travel & Adventure, and Discovery Health Channel. Commerce operates 115 Discovery Channel retail stores as well as direct-to-consumer sales in the United States, and manages licensing for the Company. Education provides products and services to educational institutions.

2.     Summary of Significant Accounting Policies

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned and controlled subsidiaries. The equity method of accounting is used for unconsolidated affiliates in which the Company's ownership interests range from 20% to 50% and the Company exercises significant influence over operating and financial policies. All significant intercompany transactions and balances among the consolidated entities have been eliminated.

  Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates and could have a material impact on the consolidated financial statements.

        The Company has issued redeemable interests in a number of its consolidated subsidiaries for which the redemption events are outside of the Company's control. Estimating the redemption values of these interests requires making assumptions regarding fair value, future performance, comparing to similar transactions, and complex contract interpretation.

        Other significant estimates include the recoverability of programming rights, the amortization period and method of programming rights, valuation and recoverability of intangible assets and other long-lived assets, the fair value of derivative financial instruments, and the adequacy of reserves associated with accounts receivable and retail inventory.

  Recent Accounting Pronouncements

        In December 2003 the Financial Accounting Standards Board (FASB) issued Consolidation of Variable Interest Entities: an Interpretation of FASB No. 51 (FIN 46R), which was effective as of March 31, 2004. Variable interest entities (VIEs) are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders possess governance rights that are not proportionate with their equity holdings. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

        The Company has minority interests in certain entities as discussed in Note 9. In connection with the adoption of FIN 46R, the Company's preliminary assessment is that certain of its immaterial unconsolidated international joint ventures may be VIEs in which the Company is the primary beneficiary. Pursuant to the transition provisions of FIN 46R, the Company will begin consolidating such ventures commencing 2005, however the impact on the consolidated financial statements is not expected to be material. See Note 9 for summarized balance sheets, statements of operations and cash flows of all equity method investments.

        FASB Statement No. 150 Financial Instruments with Characteristics of Both Liabilities and Equity, (FAS 150) establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have traditionally been characterized as equity. The Financial Accounting Standards Board delayed the FAS 150 effective date for nonpublic companies with respect to instruments that are mandatorily redeemable on fixed dates for amounts that are either fixed or determined by reference to an index to January 1, 2005. If the Company were a public registrant, mandatorily redeemable minority interests in the amount of $142.9 million would be classified as current liabilities.

  Revenue Recognition

        The Company derives revenues from five primary sources: (1) advertising revenue for commercial spots aired on the Company's networks, (2) subscriber revenue from cable system operators (affiliates), (3) retail sales of consumer product inventory, (4) licensing of the Company's programming and other intellectual property, and (5) product and service sales to educational institutions.

        Advertising revenue is recorded net of agency commissions and audience deficiency liabilities in the period when the advertising spots are broadcast. Subscriber revenue is recognized in the period the service is provided, net of launch incentives and other vendor consideration. Retail revenues are recognized either at the point-of-sale or upon product shipment. Program licensing revenues are recognized when the programming is available to broadcast and upon satisfaction of other revenue recognition conditions. Trademarks and other non-programming licensing are generally recognized ratably over the term of the agreement. Product and service sales to educational institutions are generally recognized ratably over the term of the agreement or as the product is delivered.

  Advertising Costs

        The Company expenses advertising costs as incurred. The Company incurred advertising costs of $170.3 million, $140.2 million and $111.9 million in 2004, 2003 and 2002.

  Cash and Cash Equivalents

        Highly liquid investments with original maturities of ninety days or less are recorded as cash equivalents. The Company had $4.3 million and $3.9 million in restricted cash included in other assets as of December 31, 2004 and 2003 due to foreign currency restrictions.

  Derivative Financial Instruments

        Derivative financial instruments are recorded on the balance sheet at fair value. The Company did not apply hedge accounting during 2004, 2003 and 2002, and therefore changes in the fair values of derivative financial instruments are recorded in the statements of operations.

  Inventories

        Inventories are carried at the lower of cost or market and include inventory acquisition costs. Cost is determined using the weighted average cost method.

  Programming Rights

        Costs incurred in the direct production or licensing of programming rights are capitalized and stated at the lower of unamortized cost, fair value, or net realizable value. The Company evaluates the net realizable value of programming by considering the fair value and net realizable values of the underlying produced and licensed programs, respectively. The costs of produced programming are capitalized and amortized based on the expected realization of revenues, resulting in an accelerated basis over four years for developed networks (Discovery Channel, TLC, Animal Planet, and The Travel Channel) in the United States, a straight-line basis over three to five years for developing networks in the United States, and a straight-line basis over three years for all International networks.

        The cost of licensed programming is capitalized and amortized over the term of the license period based on the expected realization of revenues, resulting in an accelerated basis for developed networks in the United States, and a straight-line basis for all International networks and developing networks in the United States.

  Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the estimated useful lives of three to seven years for equipment, furniture and fixtures, five to forty years for building structure and construction, and six to fifteen years for satellite transponders. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases. Equipment under capital lease represents the present value of the minimum lease payments at the inception of the lease, net of accumulated depreciation.

  Capitalized Software Costs

        Capitalization of software development costs occurs during the application development stage. Costs incurred during the pre and post implementation stages are expensed as incurred. Capitalized software is amortized on a straight-line basis over its estimated useful lives of one to five years. Unamortized computer software costs totaled $55.2 million and $49.6 million at December 31, 2004 and 2003.

  Recoverability of Long-Lived Assets, Goodwill, and Intangible Assets

        The Company periodically reviews the carrying value of its acquired intangible assets, including goodwill, and its other long-lived assets, including deferred launch incentives, to determine whether an impairment may exist. Goodwill impairment is determined by comparing the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than its carrying value. Intangible assets and other long-lived assets are grouped for purposes of evaluating recoverability at the lowest level for which independent cash flows are identifiable. If the carrying amount of an intangible asset, long-lived asset, or asset grouping exceeds its fair value, an impairment loss is recognized. Fair values for reporting units, goodwill and other intangible assets are determined based on discounted cash flows, market multiples, or comparable assets as appropriate. Generally, the Company's reporting units and asset groups consist of the individual networks or other operating units.

        The determination of recoverability of goodwill and other intangible and long lived assets requires significant judgment and estimates regarding future cash flows, fair values, and the appropriate grouping of assets. Such estimates are subject to change and could result in impairment losses being recognized in the future. If different reporting units, asset groupings, or different valuation methodologies had been used, the impairment test results could have differed.

  Deferred Launch Incentives

        Consideration issued to cable affiliates in connection with the execution of long-term network distribution agreements is deferred and amortized on a straight-line basis as a reduction to revenue over the terms of the agreements. Obligations for fixed launch incentives are recorded at the inception of the agreement. Obligations for performance-based arrangements are recorded when performance thresholds have been achieved. Following the extension or renewal of an original launch agreement, remaining deferred consideration is amortized over the new period. Amortization of deferred launch incentives and interest on unpaid deferred launch incentives was $98.4 million, $122.7 million and $122.8 million in 2004, 2003 and 2002.

  Foreign Currency Translation

        The Company's foreign subsidiaries' assets and liabilities are translated at exchange rates in effect at the balance sheet date, while results of operations are translated at average exchange rates for the respective periods. The resulting translation adjustments are included as a separate component of stockholders' equity in accumulated other comprehensive income. The effect of exchange rate changes on cash balances held in foreign currencies impacting the Consolidated Statements of Cash Flows totals $2.5 million, $1.2 million, and $0.2 million in 2004, 2003 and 2002.

  Long-term Compensation Programs

        The Company grants unit awards under its long-term incentive plans. These unit awards, which vest over a period of years, are granted to employees and increase or decrease in value based on a specified formula of certain business metrics of the Company. The Company accounts for these units similar to stock appreciation rights and applies the guidance in FASB Interpretation Number 28, "Accounting for Stock Issued to Employees." The Company adjusts compensation expense for the changes in the accrued value of these awards over the vesting period.

  Mandatorily Redeemable Interests in Subsidiaries

        Mandatorily redeemable interests in subsidiaries are initially recorded at fair value and accreted or decreted to the estimated redemption value ratably over the period to the redemption date, as appropriate. The Company records accretion and decretion on these instruments in minority interest expense.

  Treasury Stock

        Treasury stock is accounted for using the cost method. The repurchased shares are held in treasury and are presented as if retired. Treasury stock activity for the three years ended December 31, 2004 is presented in the Consolidated Statements of Stockholders' Deficit.

  Income Taxes

        Income taxes are recorded using the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not such assets will not be realized.

  Reclassifications

        Certain prior period financial statement amounts have been reclassified to conform to the 2004 presentation.

        During 2004, the Company reclassified book overdrafts at December 31, 2003 and 2002. These reclassifications increased cash and current liabilities by $42.9 million and $0.6 million at December 31, 2003 and 2002. Additionally, the Company reclassified approximately $15.5 million and $6.0 million in restricted cash and other assets previously reported as cash at December 31, 2003 and 2002. As a result of these reclassifications, cash flows from operating activities decreased $9.5 million and $1.9 million for the years ended December 31, 2003 and 2002, and cash flows from financing activities increased $42.3 million and decreased $23.4 million for the same year ends.

3.     Supplemental Disclosures to Consolidated Statements of Cash Flows

Year ended December 31,	2004	2003	2002
	In thousands
Cash paid for acquisitions:
Fair value of assets acquired	$21,414	$50,509	$—
Net liabilities assumed	(4,196)	(3,968)	—
Cash paid for acquisitions, net of cash acquired	17,218	46,541	—
Cash paid for interest, net of capitalized interest	166,584	162,904	154,288
Cash paid for income taxes	28,999	32,395	25,537

4.     Business Combinations

        During 2004, the Company completed two acquisitions in its Education division, in which the Company acquired customer lists valued at $14.6 million, covenants not to compete valued at $0.6 million and trademarks valued at $0.1 million, which are being amortized over their useful lives, of three years for the customer lists and covenants not to compete.

        During 2003, the Company completed two acquisitions, one in its Education division and one in its International Networks division. In connection with these acquisitions, the Company acquired customer lists valued at $27.7 million, which are being amortized over their useful lives of three years. The Company also acquired deferred launch incentives valued at $16.7 million. Of these, $13.2 million are being amortized over the five-year term of the agreements, and $3.5 million relate to a penalty for non-renewal in 2008. If no renewal is effectuated in 2008, the acquiree will refund the Company. If renewed, the Company will amortize this amount over the renewal period.

        Purchase price in excess of the fair value of the assets and liabilities acquired of $1.1 million and $6.0 million was recorded to goodwill in 2004 and 2003.

5.     Programming Rights

Programming Rights, December 31,	2004	2003
	In thousands
Produced programming rights
Completed	$1,099,483	$892,867
In process	100,086	77,062
Co-produced programming rights
Completed	698,758	626,934
In process	38,575	44,464
Licensed programming rights
Acquired	189,662	243,541
Prepaid	4,232	7,719

Programming rights, at cost	2,130,796	1,892,587
Accumulated amortization	(1,052,839)	(964,488)

Programming rights, net	1,077,957	928,099
Current portion, licensed programming rights	(50,578)	(46,364)

Non-current portion	$1,027,379	$881,735

        Amortization of programming rights was $494.2 million, $413.9 million and $365.4 million in 2004, 2003 and 2002, and is recorded as a cost of revenue.

        The Company estimates that 91.1% of unamortized costs of programming rights at December 31, 2004 will be amortized within the next three years. The Company expects to amortize $377.0 million of unamortized programming rights, not including in-process and prepaid productions, during the next twelve months.

6.     Property and Equipment

Property and Equipment, December 31,	2004	2003
	In thousands
Equipment and software	$344,525	$346,438
Land	28,781	27,575
Buildings	136,088	137,190
Furniture, fixtures, leasehold improvements and other assets	160,418	160,744
Assets in progress	60,806	29,582

Property and equipment, at cost	730,618	701,529
Accumulated depreciation and amortization	(350,328)	(341,118)

Property and equipment, net	$380,290	$360,411

        The cost and accumulated depreciation of satellite transponders under capital leases were $23.5 million and $4.1 million at December 31, 2004, and $64.3 million and $45.4 million at December 31, 2003. Depreciation and amortization of property and equipment, including equipment under capital lease, was $85.4 million, $86.4 million and $96.3 million in 2004, 2003 and 2002.

        Through December 31, 2004, total capitalized costs associated with facility construction projects include land costs of $2.3 million, and building and leasehold improvement costs of $43.8 million. The Company expects these facilities to be completed in 2005.

        The Company completed construction of its worldwide headquarters facility in Silver Spring, Maryland, in the first quarter of 2003. The final facility is comprised of land costs of $26.5 million, building structure and construction costs of $121.4 million, and interest costs of $14.7 million.

7.     Sale of Long-lived Assets

        In 2004, the Company recorded a net gain of $22.0 million on the sale of certain of the Company's television technology patents. The transaction closed August 19, 2004 and the gain represents the sale price less costs to sell. The Company expensed all of the costs to develop this technology in prior years.

8.     Goodwill and Intangible Assets

Goodwill and Intangible Assets, December 31,	2004	2003
	In thousands
Goodwill	$257,460	$253,308
Trademarks	13,383	13,230
Customer relationships and lists, net of amortization of $86,406 and $64,393	64,109	72,153
Non-compete and other, net of amortization of $43,021 and $33,229	33,068	42,343
Representation rights, net of amortization of $60,528 and $51,198	77,201	85,934

Goodwill and intangible assets, net	$445,221	$466,968

        Goodwill and trademarks are not amortized. Customer relationships and lists are amortized on a straight-line basis over estimated useful lives of three to seven years. Non-compete assets are amortized on a straight-line basis over the contractual term of five to seven years. Other intangibles are amortized on a straight-line basis over estimated useful lives of ten years. Representation rights are amortized on a straight-line basis over the contractual term of fifteen years.

        During 2004 and 2003 the Company reduced its estimate of certain pre-acquisition contingencies associated with certain subscriber contractual arrangements acquired as part of the acquisition of The Health Network. These revisions resulted in a reduction of goodwill of $8.0 million and $26.7 million at December 31, 2004 and 2003.

        The $4.2 million net increase in goodwill results from 1) a $8.0 million reduction related to an adjustment for pre-acquisition contingent liabilities (discussed above), 2) a $9.5 million adjustment to increase goodwill for recognition of certain deferred tax liabilities, 3) a $1.1 million addition related to current year acquisitions and 4) a $1.6 million increase for foreign currency translation effect.

        The Company has the exclusive rights to represent BBC America ("BBCA"), a cable network, in sales, marketing, distribution and other operational activities through 2013. As a part of this agreement, the Company will receive a percentage of revenues earned and collected by BBCA during the representation term. The cost of acquiring the representation rights is being amortized on a straight-line basis over the fifteen-year term of the agreement, and is reported as a reduction of revenue.

        Amortization of intangible assets amounted to $41.8 million, $33.8 million and $17.8 million in 2004, 2003 and 2002.

        The Company estimates that unamortized costs of intangible assets at December 31, 2004 will be amortized over the next five years as follows: $44.1 million in 2005, $41.1 million in 2006, $28.6 million in 2007, $20.1 million in 2008, and $9.8 million in 2009.

9.     Investments in Affiliated Companies

  Joint Ventures with the British Broadcasting Corporation ("BBC")

        The Company and the BBC have formed cable and satellite television network joint ventures, a venture to produce and acquire factual based programming ("JV Programs" or "JVP") and a venture to provide debt funding to the cable and satellite television network joint ventures and JV Programs venture ("JV Network"). In addition to its own funding requirements, the Company has assumed the BBC funding requirements for each of these ventures. As a result, the Company has preferential cash distribution agreements with these ventures. The ventures had no distributable cash in 2004 and distributed $1.7 million in accordance with the agreements in 2004 and 2003.

        Because the BBC does not have risk of loss, no losses were allocated to minority interest for consolidated joint ventures with the BBC. The Company recognizes both its own and the BBC's share of losses in equity method ventures with the BBC.

  Variable Interest Entities

        The Company is a partner in several joint ventures accounted for under the equity method in which it has a variable interest.

        JV Programs produces and acquires factual based programming that it then sells to the Company for use on many of the Company's joint venture and wholly owned networks. The Company's funding to JVP was $14.4 million, $5.4 million and $3.4 million during 2004, 2003 and 2002. The Company acquired and licensed $44.1 million, $43.9 million and $35.9 million of programming from JVP for its networks during 2004, 2003 and 2002. At December 31, 2004, the Company's maximum exposure to loss as a result of its involvement with JVP is the $55.1 million book value of its investment in JVP and future operating losses of JVP that the Company is obligated to fund. JVP has no third party debt. If JVP were to be consolidated under FIN 46R, the Company expects the net impact to the consolidated financial statements to be insignificant. Substantially all of JVP's activities are with the Company and those are already reflected in the financial statements.

        The Company is a partner in other international joint venture cable and satellite television networks in which the Company has a variable interest. The Company's funding to these joint ventures totaled $3.3 million, $7.5 million and $9.9 million during 2004, 2003 and 2002. At December 31, 2004, the Company's maximum exposure to loss as a result of its involvement with these joint ventures is the

$19.3 million book value of its investments in these joint ventures and future operating losses of these joint ventures that the Company is obligated to fund. These joint ventures have no third party debt.

        The following table outlines the Company's joint ventures and the method of accounting during 2004, 2003 and 2002:

Affiliates:	Accounting Method
Joint Ventures with the BBC:
JV Network	Consolidated
JV Programs	Equity
Animal Planet United States (see Note 11)	Consolidated
Animal Planet Europe	Consolidated
Animal Planet Latin America	Consolidated
People & Arts Latin America	Consolidated
Animal Planet Asia	Consolidated
Animal Planet Japan	Equity
Animal Planet Canada	Equity
Other Ventures:
Discovery Times Channel (see Note 11)	Consolidated
FitTV (f.k.a. The Health Network) (see Note 11)	Consolidated
Discovery Canada	Equity
Discovery Japan	Equity
Discovery Health Canada	Equity
Discovery Kids Canada	Equity
Discovery Civilization Canada	Equity
Meteor Studios	Equity

        Combined financial information of the Company's unconsolidated ventures (amounts do not reflect any eliminations of activity with the Company):

Operating Results, Year ended December 31,	2004	2003	2002
	In thousands
Revenue	$163,630	$145,786	$106,598
Income from operations	26,201	13,278	4,806
Net income (loss)	8,688	1,155	(1,060)

Balance Sheets, December 31,	2004	2003
	In thousands
Current assets	$68,554	$65,046
Total assets	136,703	117,772
Current liabilities	21,817	17,880
Total liabilities	46,683	42,382
Total shareholders' equity or partners' capital	90,020	75,390

10.   Long-Term Debt

Long-Term Debt, December 31,	2004	2003
	In thousands
$1,250.0 Term Loan, due quarterly from 2007 to 2009	$1,250,000	$—
$1,250.0 Revolving Loan, due June 2009	238,000	—
$2,036.5 Term Loan and Revolving Loans, paid 2004	—	1,334,000
7.81% Senior Notes, semi annual interest, due March 2006	300,000	300,000
8.06% Senior Notes, semi annual interest, due March 2008	180,000	180,000
8.37% Senior Notes, semi annual interest, due March 2011	220,000	220,000
7.45% Senior Notes, semi annual interest, due September 2009	55,000	55,000
8.13% Senior Notes, semi annual interest, due September 2012	235,000	235,000
Obligations under capital leases	25,125	19,631
Other notes payable	4,898	8,061

Total long-term debt	2,508,023	2,351,692
Current portion	(9,736)	(517,750)

Non-current portion	$2,498,287	$1,833,942

        In June 2004, the Company successfully refinanced the Term Loan and the Revolving Loans, maturing in 2004 and 2005, with a new Term Loan and Revolving Facility. The Company capitalized $8.5 million in deferred financing costs as part of the new term and revolving loan facility and expensed $6.3 million in capitalized costs associated with the previous term loan and revolving loans.

        All Term and Revolving Loans are unsecured. Interest, which is payable quarterly, is based on the London Interbank Offered Rate ("LIBOR") or prime rate plus a margin based on the Company's leverage ratios. The weighted average interest rate on these facilities was 3.7% and 2.5% at December 31, 2004 and 2003, and the interest rate averaged 2.9% and 2.7% during 2004 and 2003. The cost of the Revolving Loans includes a fee (ranging from 0.125% to 0.375%) based on the Company's leverage ratios. The Company uses derivative instruments to modify its exposure to interest rate fluctuations on its debt.

        The Term Loans, Revolving Loans, and Senior Notes contain covenants that require the Company to meet certain financial ratios and place restrictions on the payment of dividends, sale of assets, additional borrowings, mergers, and purchases of capital stock, assets, and investments. The Company was in compliance with all debt covenants at December 31, 2004.

        Future principal payments under the current debt arrangements, excluding obligations under capital leases and other notes payable, are as follows: no payments in 2005, $300 million in 2006, $234 million in 2007, $961 million in 2008, $527 million in 2009 and $456 million from 2011 to 2012. Future minimum payments under capital leases are as follows: $5.1 million in 2005, $5.5 million in 2006, $5.7 million in 2007, $3.8 million in 2008, $3.8 million in 2009 and $8.4 million thereafter.

11.   Mandatorily Redeemable Interests in Subsidiaries

Mandatorily Redeemable Interests in Subsidiaries, December 31,	2004	2003
	In thousands
Discovery Times	$125,763	$123,896
FitTV (f.k.a. The Health Network)	92,874	94,000
Discovery Health Channel	—	143,736
Animal Planet LLC	50,000	—
Animal Planet LP	48,730	48,620
People & Arts Latin America and Animal Planet Channel Group	2,200	—

Mandatorily redeemable interests in subsidiaries	$319,567	$410,252

  Discovery Times

        In April 2002, the Company sold a 50% interest in Discovery Times Channel to the New York Times ("NYT") for $100 million. Due to NYT redemption rights, this transaction resulted in no gain or loss to the Company. While the Company consolidates the financial results of Discovery Times, no losses of Discovery Times have been allocated to minority interest due to the NYT's redemption feature, and the Company has recorded the interest held by NYT as mandatorily redeemable interest in a subsidiary.

        NYT has the right, in April 2005, and again in April 2006, to put its interest back to the Company for a value determined by a specified formula, with a floor of $80 million and a ceiling of $125 million in April 2005, and a floor of $80 million and a ceiling of $135 million in April 2006. The Company accretes or decretes the mandatorily redeemable interest in a subsidiary to its estimated redemption value through the redemption date. The Company updates its estimate of the redemption value each period and based on its most recent calculations, the Company will decrete to an amount representing the estimated value of $101.1 million. The Company recorded decretion of $1.3 million in 2004 and accretion of $7.0 million and $6.5 million to minority interest expense in 2003 and 2002.

        After 2006, the NYT has certain other protective rights that, if triggered and not cured, could require the Company to repurchase the NYT interest for a value determined by a specified formula.

  FitTV (f.k.a. The Health Network)

        Fox Entertainment Group (FEG) had the right, from December 2003 to February 2004, to put its FitTV interests back to the Company. In December 2003, FEG notified the Company of its intention to put its interest in FitTV back to the Company. The Company estimates that it will acquire this interest for approximately $92.9 million in 2005. The Company recorded decretion of $1.1 million in 2004 and recorded accretion of $8.5 million and $11.1 million in 2003 and 2002 to minority interest expense.

  Discovery Health Channel (DHC)

        During the second quarter of 2004, Comcast put its DHC interests back to the Company for $148.9 million. The Company recorded accretion of $5.1 million, $20.4 million and $28.3 million to minority interest expense in 2004, 2003 and 2002.

  Animal Planet LLC

        Beginning March 2003, the BBC has the right to put its Animal Planet LLC ("APUS") interests back to the Company. In April 2004, the BBC notified the Company of its intention to put its interest in APUS back to the Company. The Company estimates a range of possible outcomes to acquire this interest. Given the uncertainty associated with the determination of the final redemption value of this interest (which will be based on the terms outlined in the agreement), the Company has recorded accretion of $50.0 million in 2004 to minority interest expense. At December 31, 2003, the Company determined there was no redemption value associated with this right.

  Animal Planet LP

        One of the Company's stockholders holds 44,000 senior preferred partnership units of Animal Planet LP ("APLP") that have a redemption value of $44.0 million and carry a rate of return ranging from 8.75% to 13%. Payments are made quarterly and totaled $4.6 million, $5.8 million and $4.4 million during 2004, 2003 and 2002. APLP's senior preferred partnership units may be called by APLP during the period January 2007 through December 2011 for $44.0 million, and may be put to the Company by the holder beginning in January 2012 for $44.0 million. At December 31, 2004, and 2003, the Company has recorded this security at the redemption value of $44.0 million plus accrued returns of $4.7 million and $4.6 million. Preferred returns are recorded as a component of interest expense and aggregated $4.7 million in 2004, 2003 and 2002.

  People & Arts Latin America and Animal Planet Channel Group

        The BBC has the right, upon a failure of the People & Arts Latin America or the Animal Planet Channel Group (comprised of Animal Planet Europe, Animal Planet Asia, and Animal Planet Latin America) to achieve certain financial performance benchmarks as of December 2005, and every three years thereafter, to put its interests back to the Company for a value determined by a specified formula. The Company accretes or decretes the mandatorily redeemable equity in a subsidiary to its estimated redemption value through the 2005 redemption date. The redemption value is based on a contractual formula utilizing projected results of each network within the channel group. At December 31, 2004, the Company has estimated a redemption value of $15.3 million. At December 31, 2003, the Company determined there was no redemption value associated with this right. Accretion to the redemption value has been recorded as a component of minority interest expense of $2.2 million in 2004.

12.   Stockholders' Deficit

        In September 2001, the Company sold 50,615 shares of Class B Non-voting Common Stock to its existing shareholders for $100.0 million. In September 2002, the Company repurchased these shares for $109.0 million. The appreciation of the shares represented a fair transition value as was confirmed in consultation with an investment bank.

  Stockholder Put Right

        In June 2003, the Company's founder, John Hendricks, put 215 outstanding shares of Class A Common Stock to the Company in exchange for $55.3 million. Concurrent with this transaction, outstanding loans, secured by Mr. Hendricks' shares and vested compensation units, of $23.6 million to Mr. Hendricks were repaid to the Company with interest. Prior to this purchase, the value of these shares had been recorded as redeemable common stock and changes in value had been recorded to stockholders' deficit.

        The Company received a third party valuation to record the transactions. The valuation reflected a lower value for the Company than had been previously estimated and, as a result, the Company decreased the carrying value of the stock by $13.7 million and reduced compensation expense recorded in prior years associated with the loans by $2.3 million in connection with the settlement.

13.   Commitments and Contingencies

        The Company leases certain satellite transponders, facilities and equipment under operating leases that expire through 2019. The Company is obligated to license programming under agreements that expire through 2012.

Future Minimum Payments, Year ending December 31,	Leases	Programming	Other	Total
	In thousands
2005	$80,088	$201,857	$66,170	$348,115
2006	67,689	64,857	52,908	185,454
2007	62,298	55,155	54,550	172,003
2008	57,336	55,893	46,570	159,799
2009	31,596	57,010	16,907	105,513
Thereafter	178,748	100,898	4,080	283,726

Total	$477,755	$535,670	$241,185	$1,254,610

        Expenses recorded in connection with operating leases, including rent expense, were $127.8 million, $128.7 million and $131.7 million for the years ended December 31, 2004, 2003 and 2002.

        In connection with the long-term distribution agreements for certain of its European cable networks, the Company is committed to pay a satellite system operator 25% to 49% of the increase in value of these networks, if any, at the termination of the contract on December 31, 2006. The value of the networks at the termination date, and the Company's liability thereon, are materially impacted by the terms of future renewed or extended distribution agreements with the satellite system operator. The Commitment was designed as an incentive to enter into a renewed or extended agreement. However, the Company is currently unable to predict the terms and conditions of any renewal or extension of the distribution agreements. The Company has recorded a liability associated with this arrangement based on the estimated value of the networks at the termination of the agreement if no renewal is in place and adjusts such liability each period for changes in value. However, if the current distribution agreement is renewed or extended before the expiration of the existing agreement, amounts to be paid in 2007 to this system operator could be significantly higher than amounts currently accrued. The Company will record the effect of a renewed or extended distribution agreement when such terms are in place.

        The Company is solely responsible for providing financial, operational and administrative support to the JV Programs, JV Network, Animal Planet United States, Animal Planet Latin America, People & Arts Latin America, Animal Planet Asia, and Animal Planet Europe ventures and has committed to do so through at least fiscal 2005.

        The Company is involved in litigation incidental to the conduct of its business. In addition, the Company is involved in negotiations with organizations holding the rights to music used in the Company's programming. The Company believes the reserves related to these music rights are adequate and does not expect the outcome of such litigation and negotiations to have a material adverse effect on the Company's results of operations, cash flows, or financial position.

14.   Employee Savings Plans

        The Company maintains two separate employee savings plans, a defined contribution savings plan for its employees and a Supplemental Deferred Compensation Plan (together, the "Savings Plans") for certain management employees.

        The Company matches participant contributions at a rate of 75% up to a maximum of 6% of the participant's annual compensation. The Company contributions to the Savings Plans were $6.8 million, $5.5 million and $5.7 million during 2004, 2003 and 2002.

15.   Long-term Compensation Programs

        The Company recorded expense of $71.5 million, $76.5 million, and $94.6 million in connection with these plans during 2004, 2003, and 2002.

  Long-term Incentive Plans

        The Company maintains unit-based, long-term incentive plans for its employees who meet certain eligibility criteria. Units are awarded to eligible employees upon their one-year anniversary of hire and vest at a rate of 25% per year thereafter. Upon exercise, participants receive the increase in value of the units from the unit value at the date of issuance. The Company has authorized the issuance of up to 33.1 million units under these plans.

        From the period April 1 to May 31, certain eligible participants have the option to exercise any portion of their vested units. All other employees may redeem some or all of their units during a window of time five years subsequent to the date of the award. The Company pays amounts for the exercise of units on September 30 of the year of exercise. However, the Company may defer, with interest, payment of up to 75% of any benefit for a period not longer than September 30 of the year subsequent to exercise.

        Upon voluntary termination of employment the Company distributes 75% of vested and exercisable benefits to certain senior executives. These employees are required to comply with post-employment obligations to receive payment of withheld benefits upon the one-year anniversary of employment termination. All other participants receive their full vested benefit upon voluntary termination.

        The 25% vested and exercisable employee benefits that would be withheld upon employee termination in the amount of $60.7 million, have been classified as long-term liability in the accompanying balance sheet. All other vested employee unit incentive compensation liabilities are classified as current liabilities in the accompanying balance sheet. Although classified as current liabilities, the Company's actual cash disbursements under the plans were $45.9 million, $27.9 million and $36.9 million during 2004, 2003 and 2002.

        All awards must be redeemed and applicable benefits paid by the Company on the tenth anniversary of each award. During 2004, the Company paid $8.5 million in awards, which had reached their tenth anniversary date.

        Unit appreciation is recorded as compensation expense over the vesting periods. Compensation expense was $68.8 million, $101.7 million and $61.7 million in 2004, 2003 and 2002. The accrued value of units based on the Company's vesting schedule was $322.4 million and $299.5 million at December 31, 2004 and 2003.

        The unaccrued value of awarded units was $15.4 million and $4.5 million at December 31, 2004 and 2003.

        During 2004, 2003 and 2002, the Company granted 8.7 million, 4.1 million and 2.3 million units with weighted average exercise prices of $34.22, $29.02, and $25.74. Units redeemed or cancelled during 2004, 2003, and 2002 totaled 2.3 million, 2.1 million, and 3.5 million with weighted average exercise prices of $13.49, $14.18, and $13.66. For the years ended December 31, 2004, 2003, and 2002, units outstanding totaled 25.6 million, 19.1 million, and 17.2 million with weighted average exercise prices of $24.10, $18.18, and $15.12, and units exercisable totaled 17.5 million, 16.5 million, and 13.9 million with weighted average exercise prices of $19.76, $16.65, and $13.18. At the beginning of fiscal year 2002, outstanding units totaled 18.4 million with a weighted average exercise price of $13.52.

        As of December 31, 2004, outstanding units had several ranges of exercise prices. The Company has 1.6 million units outstanding and exercisable at exercise prices ranging from $3.33 to $8.14 with a weighted average contractual life remaining of 1 year and a weighted average exercise price of $6.47. The Company has 9.5 million units outstanding and exercisable at exercise prices ranging from $10.96 to $22.18 with a weighted average contractual life remaining of 4.2 years and a weighted average exercise price of $15.30. The Company has 14.5 million units outstanding at exercise prices ranging from $25.02 to $37.35 with a weighted average contractual life remaining of 8.5 years and weighted average exercise price of $31.95. Of these, 6.4 million units, with a weighted average exercise price of $29.78, are exercisable.

        The value of units at the end of the year was $37.35, $34.06, and $28.60 for 2004, 2003, and 2002. The value of the units is determined based on changes in the Company's value as estimated by an external investment banking firm. The average assumptions used in the valuation model include adjusted projected operating cash flows segregated by business group. The valuation also includes a business group specific discount rate and terminal value based on business risk.

  Unit Appreciation and Incentive Agreement

        As part of his long-term incentive plan with the Company, the Company's founder, John Hendricks, had a 10-year incentive agreement with the Company that granted him a cash award equal to 1.6% of the difference between the Company's value at December 31, 1993 and December 31, 2003 for his services as Chairman and Chief Executive Officer during the period. This cash award was paid out to Mr. Hendricks in two installments, one in December 2003 and one in February 2004. The final determination of value was based on an appraisal from an investment banking firm using a consistent valuation methodology both at the beginning and the end of the 10-year term. The portion of the cash award that was paid out in February 2004 has been included as a current liability at December 31, 2003. The estimated change in value of this incentive has been recorded as a component of compensation expense during the term of the agreement.

16.   Income Taxes

Income Tax Expense (Benefit), Year ended December 31,	2004	2003	2002
	In thousands
Current
Federal	$(231)	$2,813	$—
State	3,952	6,722	6,156
Foreign	32,556	22,970	21,588

Total current income tax provision	36,277	32,505	27,744

Deferred
Federal	95,761	33,963	(25,189)
State	7,723	5,175	(12,134)

Total deferred income tax expense (benefit)	103,484	39,138	(37,323)

Change in valuation allowance	2,038	3,142	(478)

Total income tax expense (benefit)	$141,799	$74,785	$(10,057)

	2004		2003
Deferred Income Tax Assets and Liabilities December 31,
	Current	Non-current	Current	Non-current
	In thousands
Assets
Loss carryforwards	$1,148	$20,090	$21,077	$18,460
Compensation	102,595	22,745	169,003	24,216
Accrued expenses	26,474	—	30,857	—
Reserves and allowances	8,720	10,132	9,568	10,214
Tax credits	4,330	—	3,118	—
Derivative financial instruments	—	16,979	—	34,186
Investments	—	69,729	—	84,306
Intangibles	—	31,627	—	23,756
Other	3,066	8,342	441	2,480

	146,333	179,644	234,064	197,618
Valuation allowance	—	(19,554)	—	(17,516)

Total deferred income tax assets	146,333	160,090	234,064	180,102

Liabilities
Accelerated depreciation	—	(20,908)	—	(18,263)
Intangibles	—	—	—	(788)
Foreign currency translation	—	(13,687)	—	(7,193)
Unrealized gains on investments	—	(720)	—	(2,343)
Other	(1,727)	(10,102)	(1,371)	(4,747)

Total deferred income tax liabilities	(1,727)	(45,417)	(1,371)	(33,334)

Deferred income tax assets, net	$144,606	$114,673	$232,693	$146,768

Reconciliation of Effective Tax Rate, Year ended December 31,	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate arising from:
State income taxes, net of Federal benefit	2.4	7.9	6.7
Foreign withholding taxes, net of Federal benefit	6.4	12.2	(24.1)
Other	2.0	(0.9)	(0.3)

Effective income tax rate	45.8%	54.2%	17.3%

        The Company has Federal operating loss carryforwards of $3.3 million expiring in 2021 and state operating loss carryforwards of $526.9 million in various state jurisdictions available to offset future taxable income that expire in various amounts through 2024. The Company also has $4.3 million of alternative minimum tax credits that do not have an expiration date.

        Deferred tax assets are reduced by a valuation allowance relating to the state tax benefits attributable to net operating losses in certain jurisdictions where realizability is not more likely than not.

        Deferred taxes of $3.8 million have been provided for the excess book basis in the shares of certain foreign subsidiaries, because these are not permanent in nature as defined by Accounting Principles Board Opinion 23, Accounting for Income Taxes—Special Areas.

17.   Financial Instruments

  Derivative Financial Instruments

        The Company uses derivative financial instruments to modify its exposure to market risks from changes in interest rates and foreign exchange rates. The Company does not hold or enter into financial instruments for speculative trading purposes.

        The Company's interest expense is exposed to movements in short-term interest rates. Derivative instruments, including both fixed to variable and variable to fixed interest rate instruments, are used to modify this exposure. These instrument contracts include a combination of swaps, caps, collars, and other structured instruments to modify interest rate exposure. At December 31, 2004, the variable to fixed interest rate instruments have a notional principal amount of $800 million and have a weighted average interest rate of 5.93%. At December 31, 2004, the fixed to variable interest rate agreements have a notional principal amount of $240 million and have a weighted average interest rate of 6.46%. At December 31, 2004, an unexercised interest rate swap put right held by a bank had a notional amount of $25 million and a written rate of 5.4%. As a result of unrealized mark to market adjustments, the Company recognized $44.1 million, $21.6 million and $(13.4) million in gains and losses on these instruments during 2004, 2003 and 2002.

        The foreign exchange instruments used are spot, forward, and option contracts. Additionally, the Company enters into non-designated forward contracts to hedge non-dollar denominated cash flows and foreign currency balances. At December 31, 2004, the notional amount of foreign exchange derivative contracts was $92.8 million. As a result of unrealized mark to market adjustments, the Company recognized $(0.4) million, $(0.1) million and $1.8 million in losses and gains on these instruments during 2004, 2003 and 2002.

        The Company's derivative financial instruments are recorded at fair value as a component of long-term liabilities and other current liabilities in the consolidated balance sheets.

  Fair Value of Financial Instruments

        The fair values of cash and cash equivalents, receivables, and accounts payable approximate their carrying values. Investments are carried at fair value and fluctuations in fair value are recorded through other comprehensive income. Losses on investments that are other than temporary declines in value are recorded in the statement of operations.

        The carrying amount of the Company's borrowings was $2,478 million and the fair value was $2,586 million at December 31, 2004. The carrying amount of the Company's borrowings was $2,324 million and the fair value was $2,440 million at December 31, 2003.

        The carrying amount of all derivative instruments represents their fair value. The net fair value of the Company's short and long-term derivative instruments is $(44.8) million at December 31, 2004; 8.9%, 6.5% and 84.6% of these derivative instrument contracts will expire in 2005, 2006, and thereafter. The fair value of the Company's derivative instruments totaled $(90.3) million at December 31, 2003.

        The fair value of derivative contracts was estimated by obtaining interest rate and volatility market data from brokers. As of December 31, 2004, an estimated 100 basis point parallel shift in the interest rate yield curve would change the fair value of the Company's portfolio by approximately $11.4 million.

  Credit Concentrations

        The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments and does not anticipate nonperformance by the counterparties. In addition, the Company limits the amount of investment credit exposure with any one institution.

        The Company's trade receivables and investments do not represent a significant concentration of credit risk at December 31, 2004 due to the wide variety of customers and markets in which the Company operates and their dispersion across many geographic areas.

18.   Related Party Transactions

        The Company identifies related parties as investors and their consolidated businesses, equity investment companies, and executive management. The most significant transactions with related parties result from companies that distribute networks, produce programming, or provide media uplink services. Gross revenue earned from related parties was $71.8 million, $209.2 million and $205.1 million in 2004, 2003 and 2002. Accounts receivable from these entities were $10.9 million and $33.3 million at December 31, 2004 and 2003. Purchases from related parties totaled $133.2 million, $164.7 million, and $144.7 million in 2004, 2003, 2002; of these $91.0 million, $101.1 million and $99.9 million relate to capitalized assets, principally programming. Amounts payable to these parties totaled $4.3 million and $52.6 million at December 31, 2004 and 2003.